
10013594


uci

medical affiliates


Your Neighborhood Medical Center
Doctors
Care


Progressive
Physical Therapy




Luberoff
Pediatrics


Doctors Wellness Center


We are dedicated medical
professionals serving our
patients and each other.

2009 ANNUAL REPORT on Form 10-K

and

Quarterly Report on Form 10-Q for the period ending 12-31-2009

Quarterly Report on Form 10-Q for the period ending 3-31-2010

Quarterly Report on Form 10-Q for the period ending 6-30-2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

Commission File Number: 0-13265

UCI MEDICAL AFFILIATES, INC.

(Name of Registrant as Specified in its Charter)

Delaware	**59-2225346**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

1818 Henderson Street, Columbia, South Carolina 29201
(Address of Principal Executive Offices, Including Zip Code)

(803) 782-4278
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:	None
Securities registered pursuant to Section 12(g) of the Act:	Common Stock, $.05 par value

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act

Large Accelerated Filer   Accelerated Filer   Non-Accelerated Filer ☒   Smaller Reporting Company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant on February 28, 2010 was approximately $7,071,295, based on the number of shares held by non-affiliates of the registrant and the reported last sale price of common stock on March 31, 2010 ($2.45), which was the last business day of the registrant's most recently completed second fiscal quarter. This calculation does not reflect a determination that persons are affiliates for any other purposes. The registrant has no non-voting common stock outstanding.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

The number of shares outstanding of the registrant's common stock, $.05 par value, was 9,934,072 at March 31, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

None.

UCI MEDICAL AFFILIATES, INC.

INDEX TO FORM 10-K

Advisory Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report on Form 10-K that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this Form 10-K that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although our management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, we can give no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include, among other things, (1) the difficulty in controlling our costs of providing healthcare and administering our network of centers; (2) the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payers and other payment sources; (3) the difficulty of attracting primary care physicians; (4) the increasing competition for patients among healthcare providers; (5) possible government regulations negatively impacting our existing organizational structure; (6) the possible negative effects of healthcare reform; (7) the challenges and uncertainties in the implementation of our expansion and development strategy; (8) the dependence on key personnel; (9) adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions); (10) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a reduced demand for practice management services; (11) the demand for our products and services; (12) technological changes; (13) the ability to increase market share; (14) the adequacy of expense projections and estimates of impairment loss; (15) the impact of changes in accounting policies by the Securities and Exchange Commission; (16) unanticipated regulatory or judicial proceedings; (17) the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; (18) other factors described in this Form 10-K, including, but not limited to, those matters described under the caption "PART I – ITEM 1A. – RISK FACTORS," and in our other reports filed with the Securities and Exchange Commission; and (19) our success at managing the risks involved in the foregoing.

PART I

ITEM 1. BUSINESS

General

UCI Medical Affiliates, Inc. ("UCI") is a Delaware corporation incorporated on August 25, 1982. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. ("UCI-SC"), UCI provides nonmedical management and administrative services for a network of 67 freestanding medical centers, 66 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (43 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 20 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina). We refer to these 67 medical centers as the "centers" throughout this Report. As such terms are defined below in PART I – ITEM 1. – BUSINESS – Organizational Structure," we sometimes refer to the P.A., UCI, UCI-SC, and UCI-LLC collectively as the "Company" or as "we," "us" and "our" throughout this Report.

Recent Developments

Extension of Term and Mortgage Loans

At September 30, 2009, we had a term loan outstanding with a commercial bank in the amount of $735,061. The term loan was payable in monthly installments of $76,033 and was originally scheduled for maturity on June 16, 2009. The interest rate on the term loan was the commercial bank's prime interest rate (3.25% at September 30, 2009) plus ½%. Prior to June 2009, and as explained further below, the term loan was extended and it was modified on November 23, 2009.

In addition, in 2008 we secured a mortgage loan commitment and agreement from the same commercial bank in the amount of $3,200,000 for the purpose of acquiring and renovating our new corporate headquarters property. At September 30, 2009, $3,150,557 was outstanding under the mortgage loan agreement. Under the terms of the mortgage loan agreement we paid interest only at one-month LIBOR plus 2.5% until the modification date, at which time $2,100,000 of the amount outstanding converted to a permanent mortgage loan. The mortgage loan was modified on November 23, 2009. As explained below, approximately $1,050,000 of the approximately $3,150,000 amount then outstanding was transferred to the term loan. Interest on the permanent mortgage loan will continue to be paid based on one-month LIBOR (.259% at September 30, 2009) plus 2.5% and we will pay total monthly payments of $11,407. Any amount outstanding on March 5, 2015 will be due and payable on that date.

The term loan, as described above, was modified on November 23, 2009. Under the modified terms, $1,050,000 of the amount outstanding under the mortgage loan was added to the outstanding balance of the term loan. After modification, the aggregate balance of the term loan was $1,785,000. The term loan agreement was further modified to extend the maturity date until October 2013. We will continue to pay monthly installments of $76,033 and the interest rate on the term loan will continue to be paid at the commercial bank's prime interest rate plus ½%.

During 2009, we failed to meet certain covenants under the term loan and the mortgage loan agreements. The covenants related to the maintenance of certain debt to equity ratios and the timely filing of our annual and quarterly financial information with the commercial bank during 2009. The commercial bank has waived the violation of these covenants.

We have filed claims with two insurance carriers under fidelity bond and employee dishonesty insurance policies. We have vigorously pursued our claims under the policies and have recently received a notification from one of the insurance carriers that the carrier has accepted coverage losses under its policy, subject to certain conditions and limitations. Accordingly, we believe that we will recover at least a portion of our losses under the applicable insurance policy; however, the insurance carrier has not executed a definitive agreement, or made payment. Accordingly, we have not recognized any net receivable associated with what may be recovered under the insurance claims.

In February 2010, we purchased a property in Columbia, South Carolina for a new Doctors Care center. The purchase price was $600,000. In addition, in October 2009 we leased a property in Columbia, South Carolina in which we will relocate an existing center. We estimate that the upfit of the new center will approximate $500,000. We also entered into a purchase contract in January 2010 to acquire a new center in Easley, South Carolina. The purchase price is $330,000.

Organizational Structure

Federal law and the laws of many states, including South Carolina and Tennessee, generally specify who may practice medicine and limit the scope of relationships between medical practitioners and other parties. Under such laws, UCI and UCI-SC are prohibited from practicing medicine or exercising control over the provision of medical services. In order to comply with such laws, all medical services at the centers are provided by or under the supervision of Doctors Care, P.A., Progressive Physical Therapy, P.A. ("PPT"), Carolina Orthopedic & Sports Medicine, P.A. ("COSM") or Doctors Care of Tennessee, P.C. (the four together as the "P.A."), each of which has contracted with UCI-SC to be the sole provider of all non-medical direction and supervision of the centers operating in its respective state of organization. We sometimes refer to the P.A., UCI, UCI-SC, and UCI Properties, LLC ("UCI-LLC") collectively as the "Company" or as "we," "us" and "our" throughout this Report. The P.A. is organized so that all physician services are offered by the physicians who are employed by the P.A. Neither UCI, UCI-LLC nor UCI-SC employ practicing physicians as practitioners, exert control over their decisions regarding medical care, or represent to the public that it offers medical services.

UCI-SC has entered into an Administrative Services Agreement with each P.A. pursuant to which UCI-SC performs all non-medical management of the P.A. and has exclusive authority over all aspects of the business of the P.A. (other than those directly related to the provision of patient medical services or as otherwise prohibited by state law). The non-medical management provided by UCI-SC includes, among other functions, treasury and capital planning, financial reporting and accounting, pricing decisions, patient acceptance policies, setting office hours, contracting with third-party payers, and all administrative services. UCI-SC provides all of the resources (systems, procedures, and staffing) to bill third-party payers or patients and provides all of the resources for cash collection and management of accounts receivable, including custody of the lockbox where cash receipts are deposited. From the cash receipts, UCI-SC pays all physician salaries and operating expenses of the centers and of UCI-SC. Compensation guidelines for the licensed medical professionals at the P.A. are set by UCI-SC, and UCI-SC establishes guidelines for selecting, hiring, and terminating the licensed medical professionals. UCI-SC also negotiates and executes substantially all of the provider contracts with third-party payers. UCI-SC does not loan or otherwise advance funds to the P.A. for any purpose.

The P.A. and UCI-SC share a common management team. In each case, the same individuals serve in the same executive offices of each entity.

UCI-SC believes that the services it provides to the P.A. do not constitute the practice of medicine under applicable laws. Because of the unique structure of the relationships described above, many aspects of our business operations have not been the subject of state or federal regulatory interpretation. We can give no assurance that a review of our business by the courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change so as to restrict our existing operations or future expansion.

The Centers

The centers are staffed by licensed physicians, physical therapists, other healthcare providers (including physician assistants and nurse practitioners), medical support staff, and administrative support staff. The medical support staff includes licensed nurses, certified medical assistants, laboratory technicians, and registered radiographic technologists.

The centers typically are open for extended hours (weekends and evenings) and provide out-patient care only. When hospitalization or specialty care is needed, referrals to appropriate specialists are made. Carolina Orthopedic & Sports Medicine is an exception since it does provide in-patient care.

Over the past six fiscal years we have increased the number of our centers by 63%. During fiscal year 2004, the number of centers increased from 41 to 43. We added two physical therapy offices (one in the Columbia, South Carolina region and one in the Charleston, South Carolina region). The number of centers in operation increased from 43 to 47 during fiscal year 2005. We added three Doctors Care offices (two in the Columbia, South Carolina region and one in the Myrtle Beach, South Carolina region) and one physical therapy office (in the Charleston, South Carolina region). The number of centers in operation increased from 47 to 52 during fiscal year 2006. We added two Doctors Care offices (one in the Columbia, South Carolina region and one in the Charleston, South Carolina region), three physical therapy offices (two in the Columbia, South Carolina region and one in the Charleston, South Carolina region), and one Wellness center (in the Columbia, South Carolina region), and we closed one physical therapy office (in the Columbia, South Carolina region). The number of centers increased from 52 to 58 during fiscal year 2007. We added five Doctors Care offices (three in the Charleston, South Carolina region and two in the Greenville-Spartanburg, South Carolina region) and one physical therapy office (in the Myrtle Beach, South Carolina region). The number of centers increased from 58 to 62 during fiscal year 2008. We added three Doctors Care offices (two in the Pee Dee, South Carolina region and one in the Myrtle Beach, South Carolina region) and one physical therapy office (in the Pee Dee, South Carolina region). The number of centers increased from 62 to 67 during fiscal year 2009. We added five Doctors Care offices (three in the Columbia, South Carolina region, one in the Myrtle Beach, South Carolina region and one in the Charleston, South Carolina region) and one physical therapy office (in the Columbia, South Carolina region). During 2009, we closed one Doctors Care office in the Columbia, South Carolina region).

Our centers are broadly distributed throughout the State of South Carolina, and one is in Knoxville, Tennessee. Twenty-eight centers are in the Columbia, South Carolina region (including nine physical therapy centers, one pediatric center, one orthopedic center, and one wellness center), seventeen in the Charleston, South Carolina region (including six physical therapy offices), eight in the Myrtle Beach, South Carolina region (including one physical therapy office), three in the Pee Dee, South Carolina region (including one physical therapy office), ten in the Greenville-Spartanburg, South Carolina region (including three physical therapy offices), and one in Knoxville, Tennessee.

Medical Services Provided at the Centers

Our centers offer out-patient medical care for treatment of acute, episodic, and some minor chronic medical problems. The centers provide a broad range of medical services that would generally be classified as within the scope of family practice, primary care, and occupational medicine. We also offer pediatric and orthopedic medical services at two of our centers, and physical therapy at our 20 physical therapy centers. Licensed medical providers, nurses, and auxiliary support personnel provide the medical services. The services provided at the centers include, but are not limited to, the following:

- Routine care of general medical problems, including colds, flu, ear infections, hypertension, asthma, pneumonia, and other conditions typically treated by primary care providers;
- Treatment of injuries, such as simple fractures, dislocations, sprains, bruises, and cuts;
- Minor surgery, including suturing of lacerations and removal of cysts and foreign bodies;
- Diagnostic tests, such as x-rays, electrocardiograms, complete blood counts, and urinalyses; and,
- Occupational and industrial medical services, including drug testing, workers' compensation cases, and physical examinations.

Patient Charges and Payments

The fees charged to a patient are determined by the nature of medical services rendered. Our management believes that the charges at our centers are significantly lower than the charges of hospital emergency departments and are generally competitive with the charges of local physicians and other providers in the area. For the majority of our patients the charges are established by third-party payers.

Our centers accept payment from a wide range of sources. These include patient payments at time of service (by cash, check, or credit card), patient billing, and assignment of insurance benefits (including Blue Cross Blue Shield, Workers' Compensation, and other private insurance). We also provide services for members of the three largest health maintenance organizations ("HMOs") operating in South Carolina – BlueChoice HealthPlan ("BCHP"), Cigna/HealthSource South Carolina, Inc., and Carolina Care Plan.

Revenues generated from billings to Blue Cross Blue Shield of South Carolina ("BCBS") and its subsidiaries, BCHP and Companion Property and Casualty Insurance Company ("CP&C"), totaled approximately 40%, 40% and 39% of the Company's total revenues for fiscal years 2009, 2008 and 2007, respectively. BCBS and its subsidiaries own approximately 68% of our outstanding common stock. (See Footnote 11 to audited Consolidated Financial Statements for information on related parties.)

During the past three fiscal years, we have continued our services provided to members of HMOs. In these arrangements, we, through the P.A., act as the designated primary caregiver for members of HMOs who have selected one of our centers or providers as their primary care provider. In fiscal year 1994, we began participating in an HMO operated by BCHP and CP&C, wholly owned subsidiaries of BCBS. (See Footnote 10 to audited Consolidated Financial Statements for information on related parties.) As of September 30, 2009, all of these HMOs use a discounted fee-for-service basis for payment. HMOs do not, at this time, have a significant penetration into the South Carolina market. We are not certain if the market share of HMOs will grow in the areas in which we operate centers.

Revenues in fiscal years 2009, 2008 and 2007, also reflect our occupational medicine and industrial healthcare services (these revenues are referred to as "employer paid" and "workers' compensation" on the table depicted below). Approximately 13% of our total revenue was derived from these occupational medicine services in fiscal year 2009, while 15% and 15% were derived in fiscal years 2008 and 2007, respectively.

The following table sets forth our revenue and patient visits by revenue source for fiscal years 2009, 2008 and 2007:

	Percent of Patient Visits			Percent of Revenue		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
Patient Pay	15	16	16	8	8	10
Employer Paid	6	8	9	2	3	3
HMO	5	6	5	6	7	7
Workers' Compensation	9	10	10	11	12	12
Medicare/Medicaid	16	14	13	15	13	13
Insured Patients	45	43	44	54	55	52
Other (Commercial Indemnity, Champus, etc.)	4	3	3	4	2	3
	100	100	100	100	100	100

As insurers attempt to cut costs, they typically increase the administrative burden placed on providers by requiring referral approvals and by requesting hard copies of medical records before they will pay claims. The number of patients at our centers that are covered by managed care plans is significant and accounted for 54%, 55% and 52% of our revenues in 2009, 2008 and 2007, respectively.

In accordance with the Administrative Services Agreements described previously, UCI-SC, as the agent for each P.A., processes all payments for the P.A. When payments for the P.A. are received, they are deposited in accounts owned by each P.A. and are automatically transferred to a lockbox account owned by UCI-SC. In no event are the physicians entitled to receive such payments. The patient mix in no way affects our management service fees per the Administrative Services Agreement.

Fee Arrangements

Medical services traditionally have been provided on a fee-for-service basis with insurance companies assuming responsibility for paying all or a portion of such fees. The increase in medical costs under traditional indemnity healthcare plans has been caused by a number of factors. These factors include: (i) the lack of incentives on the part of healthcare providers to deliver cost-effective medical care; (ii) the absence of controls over the utilization of costly specialty care physicians and hospitals; (iii) a growing and aging population that requires increased healthcare expenditures; and (iv) the expense involved with the introduction and use of advanced pharmaceuticals and medical technology.

As a result of escalating healthcare costs, employers, insurers, and governmental entities all have sought cost-effective approaches to the delivery of and payment for quality healthcare services. HMOs and other managed healthcare organizations have emerged as integral components in this effort. HMOs and managed care organizations enroll members by entering into contracts with employer groups or directly with individuals to provide a broad range of healthcare services for a capitation payment (we have no capitation arrangements at the present time) or a discounted fee-for-service schedule, with minimal or no deductibles or co-payments required of the members. HMOs and other managed care groups, in turn, contract with healthcare providers like us to administer medical care to their members. These contracts provide for payment to us on a discounted fee-for-service basis.

Certain third-party payers constantly seek various alternatives for reducing medical costs, some of which, if implemented, could affect our payment levels. Our management cannot predict whether changes in present payment methods will affect payments for services provided by the centers and, if so, whether they will have an adverse impact upon our business.

Competition and Marketing

All of our centers face competition, in varying degrees, from hospital emergency rooms, private doctor's offices, other competing freestanding medical centers, hospital-supported urgent care offices and physical therapy offices. Some of these providers have financial resources that are greater than our resources. Our centers compete on the basis of accessibility, including evening and weekend hours, walk-in care, as well as limited appointment opportunities, and the attractiveness of our state-wide network to large employers and third-party payers. We have implemented substantial marketing efforts, which currently include radio, television and billboard advertisements. We have also added a marketing director and employ regional marketing representatives who develop and focus on promotional material. In addition, our regional marketing representatives use direct sales methods to support our occupational medical initiatives.

Government Regulation

As participants in the healthcare industry, our operations and relationships are subject to extensive and increasing regulation by a number of governmental entities at the federal, state, and local levels.

Limitations on the Corporate Practice of Medicine

Federal law and the laws of many states, including South Carolina and Tennessee, generally specify who may practice medicine and limit the scope of relationships between medical practitioners and other parties. Under such laws, business corporations such as UCI and UCI-SC are prohibited from practicing medicine or exercising control over the provision of medical services. In order to comply with such laws, all medical services at our centers are provided by or are under the supervision of the P.A. pursuant to contracts with UCI-SC. The P.A. is organized so that the physicians who are employed by the P.A. offer all physician services. Neither UCI nor UCI-SC employs practicing physicians as practitioners, exerts control over any physician's decisions regarding medical care, or represents to the public that it offers medical services.

As described previously, UCI-SC has entered into an Administrative Services Agreement with each P.A. to perform all non-medical management of the applicable P.A. and has exclusive authority over all aspects of the business of the P.A., other than those directly related to the provision of patient medical services or as otherwise prohibited by state law. (See "PART I – ITEM 1. – BUSINESS – Organizational Structure" above).

Because of the unique structure of the relationships existing between UCI-SC and each P.A., many aspects of our business operations have not been the subject of state or federal regulatory interpretation. We can give no assurance that a review by the courts or regulatory authorities of the business formerly or currently conducted by us will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change so as to restrict the existing operations or any potential expansion of our business.

Third Party Payments

Approximately 15%, 13% and 13% of our revenue in 2009, 2008 and 2007, respectively, was derived from payments made by government-sponsored healthcare programs (principally, Medicare and Medicaid). As a result, any change in the laws, regulations, or policies governing reimbursements could adversely affect our operations. See "PART I – ITEM 1. – BUSINESS – Healthcare Reform Initiatives" and "PART I – ITEM 1A. – RISK FACTORS – If the laws, regulations, and policies governing government-sponsored healthcare programs are changed, our operations could be materially adversely affected," below. State and federal civil and criminal statutes also impose substantial penalties, including civil and criminal fines and imprisonment, on healthcare providers that fraudulently or erroneously bill governmental or other third-party payers for healthcare services. We believe we are in compliance with such laws, but we can give no assurance that our activities will not be challenged or scrutinized by governmental authorities.

Federal Anti-Kickback and Self-Referral Laws

Certain provisions of the Social Security Act, commonly referred to as the "Anti-kickback Statute," prohibit the offer, payment, solicitation, or receipt of any form of remuneration in return for the referral of Medicare or state healthcare program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease, or order of items or services that are covered by Medicare or state healthcare programs. We believe that we are not in violation of the Anti-kickback Statute or similar state statutes.

On April 14, 1998, the Office of the Inspector General (the "OIG"), the government office that is charged with the enforcement of the federal Anti-kickback Statute, issued an advisory opinion regarding a proposed management services contract unrelated to us that involved a cost plus a percentage of net revenue payment arrangement ("Advisory Opinion 98-4"). Based on its analysis of the intent and scope of the Anti-kickback Statute, the OIG determined that it could not approve the arrangement because the structure of the management agreement raised the following concerns under the Anti-kickback Statute: (i) the agreement might include financial incentives to increase patient referrals; (ii) the agreement did not include any controls to prevent over utilization; and (iii) the percentage billing arrangement may include financial incentives that increase the risk of abusive billing practices. The OIG opinion did not find that the management arrangement violated the Anti-kickback Statute, rather that the arrangement may involve prohibited remuneration absent sufficient controls to minimize potential fraud and abuse. An OIG advisory opinion is only legally binding on the Department of Health and Human Services (including the OIG) and the requesting party and is limited to the specific conduct of the requesting party because additional facts and circumstances could be involved in each particular case.

Accordingly, we believe that Advisory Opinion 98-4 does not have broad application to the provision by UCI and UCI-SC of nonmedical management and administrative services for the centers. We also believe that we have implemented appropriate controls to ensure that the arrangements between UCI and UCI-SC and the centers do not result in abusive billing practices or the over utilization of items and services paid for by federal healthcare programs.

The applicability of the Anti-kickback Statute to many business transactions in the healthcare industry, including the service agreements with the centers and the development of ancillary services by UCI and UCI-SC, has not been subject to any significant judicial and regulatory interpretation. We believe that although remuneration for the management services is provided for under our service agreements with the centers, UCI and UCI-SC are not in a position to make or influence referrals of patients or services reimbursed under Medicare or state healthcare programs to the centers. In addition, UCI and UCI-SC is not a separate provider of Medicare or state healthcare program reimbursed services. Consequently, we do not believe that the service and management fees payable to UCI and UCI-SC should be viewed as remuneration for referring or influencing referrals of patients or services covered by such programs as prohibited by the Anti-kickback Statute.

The U.S. Congress in the Omnibus Budget Reconciliation Act of 1993 enacted significant prohibitions against physician referrals. Subject to certain exemptions, a physician or a member of his or her immediate family is prohibited from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. While we believe we are currently in compliance with such legislation, future regulations could require us to modify the form of our relationships with physician groups.

State Anti-Kickback and Self-Referral Laws

Some states have also enacted similar self-referral laws, and we believe that more states will likely follow. We believe that our practices fit within exemptions contained in such laws. Nevertheless, in the event we expand our operations to certain additional jurisdictions, structural and organizational modifications of our relationships with physician groups might be required to comply with new or revised state statutes. Such modifications could adversely affect our operations.

Through UCI's wholly owned subsidiary, UCI-SC, we provide non-medical management and administrative services to the centers in South Carolina and Tennessee. South Carolina and Tennessee have adopted anti-kickback and self-referral laws that regulate financial relationships between healthcare providers and entities that provide healthcare services. The following is a summary of the applicable state anti-kickback and self-referral laws.

South Carolina

South Carolina's Provider Self-Referral Act of 1993 generally provides that a healthcare provider may not refer a patient for the provision of any designated healthcare service to an entity in which the healthcare provider is an investor or has an investment interest. Under our current operations, we do not believe UCI or UCI-SC is an entity providing designated healthcare services for purposes of the South Carolina Provider Self-Referral Act. The centers provide all healthcare services to patients through employees of the P.A. No provider investors in the P.A. refer patients to the centers for designated healthcare services. Accordingly, under South Carolina law, we believe that the provider self-referral prohibition would not apply to our centers or operations in South Carolina.

In addition to self-referral prohibitions, South Carolina's Provider Self-Referral Act of 1993 also prohibits the offer, payment, solicitation, or receipt of a kickback, directly or indirectly, overtly or covertly, in cash or in kind, for referring or soliciting patients. We believe that payment arrangements are reasonable compensation for services rendered and do not constitute payments for referrals.

Tennessee

The Tennessee physician conflict of interest/disclosure law provides that physicians are free to enter into lawful contractual relationships, including the acquisition of ownership interests in healthcare facilities. The law further recognizes that these relationships can create potential conflicts of interests, which shall be addressed by the following: (a) the physician has a duty to disclose to the patient or referring colleagues such physician's ownership interest in the facility or therapy at the time of referral and prior to utilization; (b) the physician shall not exploit the patient in any way, as by inappropriate or unnecessary utilization; (c) the physician's activities shall be in strict conformity with the law; (d) the patient shall have free choice either to use the physician's proprietary facility or therapy or to seek the needed medical services elsewhere; and (e) when a physician's commercial interest conflicts so greatly with the patient's interest as to be incompatible, the physician shall make alternative arrangements for the care of the patient.

We believe that Tennessee's conflict of interest/disclosure law does not apply to our current operations because UCI and UCI-SC are not providers of healthcare services. The centers provide all healthcare services to patients through employees of the P.A. Even if the Tennessee conflict of interest/disclosure law were to apply, our internal quality assurance/utilization review programs will help identify any inappropriate utilization by a center.

Tennessee also has a law regulating healthcare referrals. The general rule is that a physician who has an investment interest in a healthcare entity shall not refer patients to the entity unless a statutory exception exists. A healthcare entity is defined as an entity that provides healthcare services. We believe that UCI and UCI-SC do not fit within the definition of a "healthcare entity" because UCI and UCI-SC are not providers of healthcare services. The centers provide all healthcare services to patients through employees of the P.A. No provider investors in the P.A. refer patients for designated healthcare services except the sole physician shareholder of the P.A. We believe that referrals by the sole shareholder of the P.A. come within a statutory exception. Accordingly, under Tennessee law, we believe that the provider self-referral prohibition would not apply to our center or operations in Tennessee.

Tennessee's anti-kickback provision prohibits a physician from making payments in exchange for the referral of a patient. In addition, under Tennessee law a physician may not split or divide fees with any person for referring a patient. The Tennessee Attorney General has issued opinions that determined that the fee-splitting prohibition applied to management services arrangements. The Tennessee fee-splitting prohibition contains an exception for reasonable compensation for goods or services. We believe that the payment arrangements between UCI and UCI-SC, as applicable, and the centers are reasonable compensation for services rendered and do not constitute payments for referrals or a fee-splitting arrangement.

Antitrust Laws

Because each P.A. is a separate legal entity, each may be deemed a competitor subject to a range of antitrust laws that prohibit anti-competitive conduct, including price fixing, concerted refusals to deal, and division of market. We believe we are in compliance with such state and federal laws that may affect our development of integrated healthcare delivery networks, but we can give no assurance that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations.

Healthcare Reform Initiatives

Congress recently enacted the Patient Protection and Affordable Care Act (the "2010 Act") which is a significant reform to the U.S. healthcare system, including limits to Medicare payments and increased taxes. Various healthcare reform proposals have also emerged at the state level. We cannot predict the effect the 2010 Act and any future legislation or regulation will have on us.

Regulation of Provider Networks

Many states regulate the establishment and operation of networks of healthcare providers. Generally, these laws do not apply to the hiring and contracting of physicians by other healthcare providers. South Carolina and Tennessee do not currently regulate the establishment or operation of networks of healthcare providers except where such entities provide utilization review services through private review agents. We believe that we are in compliance with these laws in the states in which we currently do business, but we can give no assurance that future interpretations of these laws by the regulatory authorities in South Carolina, Tennessee, or the states in which we may expand in the future will not require licensure of our operations as an insurer or provider network or a restructuring of some or all of our operations. In the event we are required to become licensed under these laws, the licensure process can be lengthy, costly and time consuming and, unless the regulatory authority permits us to continue to operate while the licensure process is progressing, we could experience a material adverse change in our business while the licensure process is pending. In addition, many of the licensing requirements mandate strict financial and other requirements that we may not immediately be able to meet. Further, once licensed, we would be subject to continuing oversight by and reporting to the respective regulatory agency.

HIPAA

Under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Secretary of Health and Human Services ("HHS") has adopted national data interchange standards for some types of electronic transactions and the data elements used in those transactions; adopted security standards to protect the confidentiality, integrity and availability of patient healthcare information; and adopted privacy standards to prevent inappropriate access, use and disclosure of patient healthcare information. In December 2000, HHS published the final privacy regulations that took effect in April 2003. These regulations restrict the use and disclosure of individually identifiable healthcare information without the prior informed consent of the patient. In February 2003, HHS published the final security regulations, which took effect in April 2005. These regulations mandate that healthcare facilities implement operational, physical and technical security measures to reasonably prevent accidental, negligent, or intentional inappropriate access or disclosure of patient healthcare information. A violation of HIPAA's standard transactions, privacy and security provisions may result in criminal and civil penalties, which could adversely affect our financial condition and results of operations. See "PART I – ITEM 1A. – RISK FACTORS – We are required to comply with laws governing the transmission, security and privacy of healthcare information that require significant compliance costs, and any failure to comply with these laws could result in material criminal and civil penalties," below. We conduct our operations in an attempt to comply with all applicable HIPAA requirements, but we can give no assurance that our activities or interpretations of applicable law will not be challenged or scrutinized by governmental authorities.

Employees

As of September 30, 2009, we had 835 employees (659 on a full-time equivalent basis). This amount includes 173 medical providers employed by the P.A.

ITEM 1A. RISK FACTORS.

Investing in our common stock involves various risks which are particular to our Company, our industry and our market area. Several risk factors regarding investing in our common stock are discussed below. This listing should not be considered as all-inclusive. Any of the following risks, as well as other risks, uncertainties, and possibly inaccurate assumptions underlying our plans and expectations, could result in material harm to our business, results of operations and financial condition and cause the value of our securities to decline, which in turn could cause investors to lose all or part of their investment in our Company. These factors, among others, could also cause actual results to differ from those we have experienced in the past or those we may express or imply from time to time in any forward-looking statements we make. See "Advisory Note Regarding Forward-

Looking Statements" above in this Report. Investors are advised that it is impossible to identify or predict all risks, and that risks not currently known to us or that we currently deem immaterial also could affect us in the future.

We can provide no assurance that our medical centers will be able to compete effectively with other existing healthcare providers.

The business of providing healthcare-related services is highly competitive. Many companies, including professionally managed physician practice management companies like ours, manage medical clinics, and employ clinic physicians at the clinics. Large hospitals, other physician practice centers, retail healthcare providers, private doctor's offices and healthcare companies, HMOs, and insurance companies are also involved in activities similar to ours. Because our main business is the provision of medical services to the general public, our primary competitors are the local physician practices and hospital emergency rooms in the markets where we operate medical centers. Increased competition is expected in our markets from retail healthcare providers, often located in retail businesses such as drug stores and discount store operations, which offer treatment without an appointment for certain permitted routine diagnoses. Some of these competitors have longer operating histories or significantly greater resources than we do. In addition, traditional sources of medical services, such as hospital emergency rooms and private physicians, have had in the past a higher degree of recognition and acceptance than the medical centers that we operate. We cannot assure you that we will be able to compete effectively or that additional competitors will not enter the market in the future.

If a regulatory authority finds that our organization and relationships do not comply with existing or future laws and regulations, our operations could be materially adversely affected.

As a participant in the healthcare industry, our operations and relationships are subject to extensive and increasing regulation by a number of governmental bodies at the federal, state and local levels. Although we have tried to structure our business to comply with these existing laws and regulations, we have had little guidance as to whether we comply or not because of the unique structure of our business operations. We cannot assure you that a review by the courts or regulatory authorities of our former or current business will not result in a determination that could adversely affect our operations. In particular, we can provide you with no assurance that a court or regulatory body would find that our structure and business operations comply with the following:

- State and federal laws limiting the provision of medical services by business corporations;
- State and federal anti-kickback and self-referral laws;
- Antitrust laws; and,
- Federal and state laws and regulations governing insurance companies, HMOs, and other managed care organizations.

We have provided you with a discussion of each of these areas in the section titled "Government Regulation" under PART 1 – ITEM 1, above.

Furthermore, the laws and regulations governing the healthcare industry change rapidly and constantly. Political, economic and regulatory influences are currently subjecting the healthcare industry to fundamental changes. We anticipate that the current presidential administration, Congress and certain state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. Public debate of these issues will likely continue in the future. At this time, we cannot predict which, if any, healthcare reform proposals will be adopted, but any initiatives that force us to modify or restrict our existing operations and any proposed expansion of our business could materially affect our business.

Changes to the laws, regulations, and policies governing government-sponsored healthcare programs could materially adversely affect our operations.

We have derived approximately 15%, 13% and 13% of our revenues in 2009, 2008 and 2007, respectively, from payments made by government-funded healthcare programs (principally, Medicare and Medicaid). Congress recently adopted the Patient Protection and Affordable Care Act (the "2010 Act") which reforms the structure and funding for the U.S. healthcare system, including the Medicare and Medicaid programs. Various items of the 2010 Act could have a material adverse impact on government-sponsored healthcare programs, such as Medicare payments and increased taxes. Also, many states have enacted or are considering enacting measures designed to reduce Medicaid expenditures. States have also adopted, or are considering, legislation designed to reduce coverage and program eligibility and/or impose additional taxes on hospitals to help finance or expand states' Medicaid systems. We are unable to predict the future course of federal or state healthcare legislation. The 2010 Act and further changes in the law or regulatory framework that reduce our revenues or increase our costs could have a material adverse effect on our business, financial condition or results of operation.

We are subject to healthcare fraud and abuse regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to various U.S. federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid. Additionally, state and federal civil and criminal statutes impose substantial penalties, including civil and criminal fines and imprisonment, on healthcare providers that fraudulently or wrongfully bill governmental or other third-party payers for healthcare services. We believe we are in material compliance with these laws, but we cannot assure you that our activities will not be challenged or scrutinized by governmental authorities.

We are required to comply with laws governing the transmission, security and privacy of healthcare information that require significant compliance costs, and any failure to comply with these laws could result in material criminal and civil penalties.

Numerous state and federal laws and regulations govern the collection, dissemination, use and confidentiality of patient-identifiable healthcare information, including HIPAA and its related rules and regulations. The HIPAA privacy rules restrict the use and disclosure of patient information and requires entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA security rules establish elaborate requirements for safeguarding patient information transmitted or stored electronically. We conduct our operations in an attempt to comply with all applicable HIPAA requirements. Given the complexity of the HIPAA regulations, the possibility that the regulations may change and the fact that the regulations are subject to changing and sometimes conflicting interpretation, our ongoing ability to comply with the HIPAA requirements is uncertain. Additionally, the costs of complying with any changes to the HIPAA regulations may have a negative impact on our operations. Sanctions for failing to comply with the HIPAA healthcare information provisions include criminal penalties and civil sanctions, including significant monetary penalties. A failure by us to comply with state healthcare laws that may be more restrictive than the HIPAA regulations could result in additional penalties.

In 2008, we determined that our previously issued consolidated financial statements should no longer be relied upon and we restated our consolidated financial statements for the six year period ended September 30, 2007. The restatements subjected us to significant cost and a number of additional risks and uncertainties, including increased costs for accounting and legal fees and the increased possibility of legal proceedings.

As previously disclosed in our 2008 Annual Report on Form 10-K which was filed on February 2, 2010, we determined that our previously issued financial statements for all prior years and interim periods dating back to our fiscal year ended September 30, 2002 should no longer be relied upon because of errors in such financial statements. The restatement subjected us to significant cost and a number of additional risks and uncertainties, including the following:

- Substantial unanticipated costs in the form of accounting, legal fees and similar professional fees, in addition to the substantial diversion of time and attention of our Chief Financial Officer and members of our finance department in preparing the restatement. Although the restatement is complete, we can give no assurance that we will not incur additional costs associated with the restatement.
- As a result of the determination that our previously issued financial statements could no longer be relied upon and the restatement of certain prior financial statements, we may be susceptible to legal claims by current or former stockholders, regulators or others. If such events occur, we may incur substantial defense costs regardless of the outcome of these actions and insurance and indemnification may not be sufficient to cover the losses we may incur. Likewise, such events might cause a further diversion of our management's time and attention. If we do not prevail in one or more of these potential actions, we could be required to pay substantial damages or settlement costs, which could adversely affect our business, financial condition, results of operations and liquidity.

Departures of our key personnel or directors may impair our operations.

We have two executive officers. D. Michael Stout, M.D., serves as our President, Chief Executive Officer and Director of Medical Affairs. Joseph A. Boyle, CPA, serves as our Executive Vice President and Chief Financial Officer. They are instrumental in our organization and are the key executives in charge of our medical and business operations. We cannot be assured of the continued service of either of them and each of them would be difficult to replace. Additionally, our directors' community involvement, diverse backgrounds, and extensive business relationships are important to our success.

Because of the nature of our business, we run the risk that we will be unable to collect the fees that we have earned.

Virtually all of our consolidated net revenue was derived in the past, and we believe will be derived in the future, from our medical centers' charges for services on a fee-for-service basis. Accordingly, we assume the financial risk related to collection, including the potential uncollectability of accounts, long collection cycles for accounts receivable, and delays associated with reimbursement by third-party payers, such as governmental programs, private insurance plans and managed care organizations. Increases in write-offs of doubtful accounts, delays in receiving payments or potential retroactive adjustments, and penalties resulting from audits by payers may require us to borrow funds to meet our current obligations or may otherwise have a material adverse effect on our financial condition, results of operations and liquidity.

We are subject to certain special risks in connection with goodwill reported on our balance sheet.

As a result of our various acquisition transactions, goodwill (net of accumulated amortization) of approximately $3.4 million has been recorded on our balance sheet as of September 30, 2009. Because of a change in accounting principles adopted by the accounting profession, we ceased amortizing our goodwill in the fiscal year ending September 30, 2002. Instead, after an initial review of our goodwill for impairment in connection with our adoption of this new accounting principle, we analyze our goodwill on an annual basis for impairment of value. During 2009, we deemed $41,000 of goodwill to be impaired due to the closure of the center with which it was related. Otherwise, under these current accounting principles, our net unamortized balance of goodwill was not considered to be impaired as of September 30, 2009.

We cannot assure you that we will ever realize the value of our remaining goodwill in the future. We may be required to recognize that the value of our goodwill has been impaired in our subsequent annual reviews upon analyzing our operating results. Any future determination that a significant impairment has occurred would require us to write-off the impaired portion of our remaining goodwill, which could have a material adverse effect on our results of operations and financial condition.

Changes in accounting standards could impact reported earnings.

The accounting standard setters, including the FASB, the SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. Among other possible impacts, we could be required to apply a new or revised standard retroactively, which could result in material changes to, and restatements of, prior period financial statements.

You may have difficulty in selling your shares because of the absence of an active public market.

On February 13, 2009, our common stock was delisted from the Over-the-Counter Bulletin Board ("OTCBB") as a result of our failure to timely file with the SEC our Annual Report on Form 10-K. Such failure was due to an investigation of our former Chief Financial Officer. Since February 13, 2009, our common stock has traded on the Pink Sheets Electronic Over-the-Counter Market ("Pink Sheets"). Consequently, our stockholders may find disposing of shares of our common stock and obtaining accurate quotations of its market value more difficult. In addition, the delisting may make our common stock substantially less attractive as:

- collateral for loans;
- an investment by financial institutions because of their internal policies or state legal investment laws;
- consideration to finance any future acquisitions of medical practices; and,
- an investment opportunity by investors should we desire to raise additional capital in the future.

We have been informed that the NASD may be considering higher standards for permitting quotations of securities on the OTCBB. If the NASD does raise its standards, relisting on the OTCBB may no longer be available as a trading market for our stockholders. Consequently, potential investors should only invest in our common stock if they have a long-term investment intent. If an active market does not develop and a stockholder desires to sell its shares of our common stock, the stockholder will be required to locate a buyer on its own and may not be able to do so.

The absence of a public market makes the price of our common stock particularly volatile and susceptible to market fluctuations.

Trading in our common stock has historically been very limited, and we cannot assure stockholders that an active trading market for our common stock will ever develop or be sustained. Because of the limited trading activity in our common stock, the market price of our common stock has been vulnerable to significant fluctuations in response to very limited market trading in our shares. Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities. The market price of our common stock will remain subject to significant fluctuations in response to these factors as well as in response to operating results and other factors affecting stock prices generally. The stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of our common stock in the future. We are unable to predict the effect, if any, that future sales of our common stock or the availability of our common stock for sale may have on the market price of our common stock from time to time.

Stockholders may have difficulty selling their shares because our common stock is a "penny stock" and is subject to special SEC rules that make transactions in our common stock burdensome for broker-dealers.

Our stock is a "penny stock." The Commission has adopted regulations which generally define "penny stock" as any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than

$5.00 per share, subject to certain exceptions. Our common stock is covered by the Commission's penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. If a penny stock is traded in the secondary market, the Commission rules require the broker-dealer to provide to the purchaser a standardized risk disclosure schedule prepared by the Commission explaining the nature of the penny stock market and the risks associated with it. The broker-dealer also must provide to the purchaser the current bid and offer quotations for the penny stock, the compensation payable to both the broker-dealer and its registered representative, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. If the broker-dealer is the sole market maker, the broker-dealer must disclose to the purchaser this fact and the broker-dealer's presumed control over the market. The foregoing information must be given to the purchaser orally or in writing prior to effecting the transaction and must be given to the purchaser in writing before or with the purchaser's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from the rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and that the purchaser has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks and must receive the purchaser's written agreement to the transaction. Finally, after the sale, the broker-dealer must provide to the purchaser monthly account statements showing the market value of each penny stock held in the purchaser's account and containing information on the limited market in penny stocks. The additional burdens that these Commission rules impose upon broker-dealers may discourage broker-dealers from effecting transactions in our common stock and could severely limit a stockholder's ability to sell its shares in the secondary market.

The market price of our common stock may fluctuate widely in the future.

The trading price of our common stock could be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results, material announcements made by us from time to time, governmental regulatory action, general conditions in the healthcare industry, or other events, or factors, many of which are beyond our control. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many healthcare services companies and which have often been unrelated to the operating performance of these companies. Our operating results in future quarters may be below the expectations of securities analysts and investors. In this event, the price of our common stock would likely decline, perhaps substantially.

Anti-takeover provisions in our certificate of incorporation and state corporate laws could deter or prevent take-over attempts by a potential purchaser of our common stock and deprive you of the opportunity to obtain a takeover premium for your shares.

In many cases, stockholders receive a premium for their shares when a company is purchased by another. Various provisions in our certificate of incorporation and bylaws and state corporate laws could deter and make it more difficult for a third party to bring about a merger, sale of control, or similar transaction without approval of our board of directors. These provisions tend to perpetuate existing management. As a result, our stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over market prices.

These provisions, which could make it less likely that a change in control will occur, include:

- provisions in our certificate of incorporation establishing three classes of directors with staggered terms, which means that only one-third of the members of the board of directors is elected each year and each director serves for a term of three years.
- provisions in our certificate of incorporation authorizing the board of directors to issue a series of preferred stock without stockholder action, which issuance could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, a controlling interest in us.

We do not expect to pay dividends on our common stock in the foreseeable future.

We intend to retain future earnings, if any, for use in the operation and expansion of our business. Consequently, we do not plan to pay dividends until we recover any losses that we have incurred. Additionally, our future dividend policy will depend on our earnings, financial condition, liquidity and other factors that our Board of Directors considers relevant.

Stockholders may suffer dilution in their interests in our common stock if we offer additional shares of common stock in the future or if certain third parties exercise their option rights to acquire additional shares of our common stock.

Although we have no present intent to offer for sale additional shares of common stock, we cannot ensure that, in the future, we will not have to seek additional capital by offering and selling additional shares of common stock in order to continue to operate, acquire additional medical practices in our current or other markets, or achieve successful operations. If it becomes necessary to raise additional capital to support our operations, there is no assurance that additional capital will be available to us, that additional capital can be obtained on terms favorable to us, or that the price of any additional shares that may be offered by us in the future will not be less than the subscription price paid by our stockholders. Although the precise effect on existing stockholders of sales of additional shares of common stock cannot presently be determined, either or both the ownership and voting percentage and the relative value of shares of common stock held by our existing stockholders could be diluted by our issuance of additional stock.

As of February 28, 2010, BCBS owned in the aggregate 6,726,019 shares, or approximately 67.71 percent, of our outstanding common stock. Under various agreements among BCHP and us, we have given these companies the right at any time to purchase from us the number of shares of our voting stock as is necessary for BCBS and its affiliated entity, as a group, to obtain and then maintain an aggregate ownership of not less than 48 percent of our outstanding voting stock. To the extent the BCBS subsidiary exercises its right in conjunction with a sale of voting stock by us to other parties, the price to be paid by the BCBS subsidiary is the average price to be paid by the other purchasers in that sale. Otherwise, the price is the average closing bid price of our voting stock on the ten trading days immediately preceding the election by the BCBS subsidiary to exercise its purchase rights. Consequently, to the extent the BCBS subsidiary elects to exercise any or a portion of its rights under these anti-dilution agreements, the sale of shares of common stock to the BCBS subsidiary will have the effect of further reducing the percentage voting interest in us represented by a share of the common stock.

Certain affiliates have the ability to exercise substantial influence.

The substantial ownership of our common stock by the BCBS subsidiary and other of our affiliates may provide them with the ability to exercise substantial influence over, or based on the present ownership of the BCBS subsidiary, determine the outcome of, the election of directors and other matters submitted for approval by our stockholders. As a result, other stockholders may be unable to successfully oppose matters that are presented by these entities for action by stockholders, or to take actions that are opposed by these entities. The ownership by these entities may also have the effect of delaying, deterring, or preventing a change in our control without the consent of these entities. These effects could reduce the value of our stock. In addition, sales of common stock by these entities could result in another stockholder obtaining control over us.

We are dependent upon the good reputation of our physicians.

The success of our business is dependent upon quality medical services being rendered by our physicians. As the patient-physician relationship involves inherent trust and confidence, any negative publicity, whether from civil litigation, allegations of criminal misconduct, or forfeiture of medical licenses, with respect to any of our physicians and/or our facilities could adversely affect our results of operations.

Our revenues and profits could be diminished if we lose the services of key physicians.

Substantially all of our revenues are derived from medical services performed by physicians. Some of our physicians produce more revenue than other physicians in our Company. Certain of these higher producing physicians could retire, become disabled, terminate their employment agreements or provider contracts, or otherwise become unable or unwilling to continue generating revenues at the current level, or discontinue practicing medicine within our organization. Patients who have been served by those physicians could choose to request medical services from our competitors, reducing our revenues and profits. Moreover, we may not be able to attract or retain other qualified physicians into our Company to replace the services of such physicians.

We may become subject to claims of medical malpractice for which our insurance coverage may not be adequate. Such claims could materially increase our costs and reduce our profitability.

Since we are involved in the delivery of healthcare services to the public, we are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage. We are currently insured under policies in amounts management deems appropriate, based upon historical claims and the nature and risk of our business. Nevertheless, there are exclusions and exceptions to coverage under each insurance policy that may make coverage for any claim unavailable, future claims could exceed the limits of available insurance coverage, existing insurers could become insolvent and fail to meet their obligations to provide coverage for such claims, and such coverage may not always be available with sufficient limits and at reasonable cost to adequately and economically insure us in the future. A judgment against us could materially increase our costs and reduce our profitability.

Our business is concentrated in specific geographic locations and could be affected by a depressed economy in these areas.

We provide our services primarily in South Carolina and have one center in Tennessee. A stagnant or depressed economy in South Carolina could affect all of our markets and adversely affect our business and results of operations.

Terrorist attacks, acts of war, natural disasters or other catastrophic events may adversely affect our operating results and financial condition.

Our centers are vulnerable to damage from hurricanes, tornados, fires, floods, power losses, telecommunications failures, computer viruses, acts of terrorism, acts of war and similar events that may cause an interruption in our business. Any such catastrophic event or other unexpected disruption of one or more of our centers could have a material adverse effect on our business, results of operations and financial condition. Furthermore, future terrorist attacks, acts of war, natural disasters or other catastrophic events may adversely affect prevailing economic conditions generally. These events, depending on their magnitude, could have a material effect on our operating results and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no comments from the staff of the SEC regarding our periodic or current reports under the Exchange Act that remain unresolved.

ITEM 2. PROPERTIES

In September 2007, the Company formed a South Carolina limited liability company, UCI Properties, LLC ("UCI-LLC"), for the purpose of holding certain real estate. The sole member of UCI-LLC is UCI-SC.

During fiscal year 2008, the Company entered into a loan agreement with a financial institution with a commitment level up to $3,200,000. The loan agreement was entered into by UCI-LLC to finance the purchase of, and renovations to, a new corporate headquarters located in Columbia, South Carolina. At September 30, 2009, the outstanding balance on the term note was approximately $3,150,000. The note has a variable interest rate based on the Adjusted Libor Rate with interest only payments due through September 2009. Starting in December 2009, the balance is payable in equal monthly installments of principal and interest in the amount of $11,407 with the balance due on March 5, 2015. The promissory note is collateralized by a lien on the property. As more fully discussed under the caption, "PART 1. – ITEM 1. BUSINESS – Recent Developments – *Extension of Term and Mortgage Loans*," this loan was renewed and extended in November 2009.

During fiscal year 2008, a center located in Surfside Beach, South Carolina was purchased by UCI-LLC for a total purchase price of $815,000. This property was previously rented by UCI-SC and occupied as a medical center. A portion of the purchase price was funded by a promissory note in the original principal amount of $695,000, and is collateralized with a lien on the property. At September 30, 2009, the outstanding balance on the mortgage loan was approximately $660,000. The promissory note accrues interest at a rate of 5.95 percent per annum. Starting on August 16, 2008 and continuing for 59 months thereafter, principal and interest payments in the amount of $5,890 are payable. The entire unpaid balance of principal and interest will be due on July 16, 2013.

Our centers are broadly distributed throughout the State of South Carolina, and one is in Knoxville, Tennessee. The locations of our centers are more fully described under the caption, "PART 1. – ITEM 1. BUSINESS – The Centers." Our corporate offices are located in a newly renovated free-standing building in Columbia, South Carolina which is owned by UCI-LLC.

All of our centers are leased by UCI-SC, except for the one center which is owned by UCI-LLC. The centers are generally located on well-traveled streets or highways, with easy access. Each property offers free, off-street parking immediately adjacent to the center. Our lease terms range from five to twenty years. Most of our leases are classified as operating leases; however, we have seventeen leases that are classified as capital leases as of September 30, 2009. All of our capital leases have lease terms of twenty years and all have been executed since 2004. At September 30, 2009, we reported assets and liabilities of $13,125,118 and $14,022,740, respectively, associated with our capital leases related to real estate leases. Two centers are leased from physician employees of the P.A.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various claims, legal activities, and complaints arising in the normal course of business. In the opinion of management and legal counsel, aggregate liabilities, if any, arising from currently known or pending legal actions would not have a material adverse effect on our financial position.

PART II

ITEM 4. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Until October 19, 1998, UCI's common stock was traded on the NASDAQ SmallCap Market under the symbol UCIA. On October 20, 1998, UCI's common stock was delisted from trading on the NASDAQ SmallCap Market as a consequence of UCI's failure to meet certain quantitative requirements under the NASD's expanded listing criteria. Subsequent to October 20, 1998, trading in UCI's common stock was conducted through the OTCBB. On February 13, 2009 UCI's common stock was delisted from the OTCBB as a result of UCI's failure to file its Annual Report on Form 10-K with the SEC. Since February 13, 2009 UCI's common stock has traded on the "Pink Sheets."

The prices set forth below indicate the high and low bid prices reported on the Pink Sheets. The quotations reflect inter-dealer prices without retail markup, markdown, or commission and may not necessarily reflect actual transactions.

	Bid Price	
	High	Low
Fiscal Year Ended September 30, 2009		
1st quarter (10/01/08 - 12/31/08)	$2.49	$1.80
2nd quarter (01/01/09 - 03/31/09)	2.13	0.35
3rd quarter (04/01/09 - 06/30/09)	3.00	0.75
4th quarter (07/01/09 - 09/30/09)	2.75	1.01
Fiscal Year Ended September 30, 2008		
1st quarter (10/01/07 - 12/31/07)	$4.44	$3.65
2nd quarter (01/01/08 - 03/31/08)	3.90	3.40
3rd quarter (04/01/08 - 06/30/08)	3.50	3.00
4th quarter (07/01/08 - 09/30/08)	3.10	2.30

As of September 30, 2009, there were 234 stockholders of record of UCI's common stock, excluding individual participants in security position listings.

UCI has not paid cash dividends on its common stock since its inception and has no plans to declare cash dividends in the foreseeable future.

During the fiscal year ended September 30, 2009, there were no shares of common stock issued by UCI upon the exercise of options which were registered under the Securities Act.

As of March 31, 2010, the high and low bid prices for our common stock on the Pink Sheets were $2.45 and $2.45, respectively.

No equity securities of UCI were repurchased by UCI during the fiscal year ended September 30, 2009. However, as more fully explained under the caption "PART II – ITEM 6 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Recovery of misappropriation loss", we recovered 31,500 shares of our common stock from our former CFO.

Equity Compensation Plan Information

During the fiscal year ended September 30, 2009, there were no securities issued upon exercise of outstanding options, warrants and rights, and no securities remaining available for future issuance, under equity compensation plans approved or not approved by security holders.

PERFORMANCE GRAPH

This Section is not soliciting material, is not deemed filed with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The following graph compares cumulative total shareholder return of UCI's common stock over a five-year period with The NASDAQ Global Market Index and with a Peer Group of companies for the same period. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on September 30, 2004.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG UCI MEDICAL AFFILIATES, INC.,
NASDAQ GLOBAL MARKET INDEX AND PEER GROUP INDEX
DOLLARS
350
300
250
200
150
100
50
0
2004
2005
2006
2007
2008
2009
UCI Medical Affiliates, inc.
Peer Group
NASDAQ GLOBAL MARKET

	Fiscal Year Ended					
	09/30/04	09/30/05	09/30/06	09/30/07	09/30/08	09/30/09
UCI Medical Affiliates, Inc.	100.00	241.18	252.10	302.52	214.29	231.09
Peer Group	100.00	143.90	166.22	234.46	192.23	228.05
NASDAQ Global Market Index	100.00	113.76	120.51	144.01	177.59	177.58

The members of the Peer Group are Continucare Corporation, IntegraMed America, Inc., Pediatrix Medical Group, Inc., and Metropolitan Health Networks. The returns of each company in the Peer Group have been weighted according to their respective stock market capitalization for purposes of arriving at a Peer Group average. The prices of UCI's common stock used in computing the returns reflected above are the average of the high and low bid prices reported for UCI's common stock during the fiscal year ended on such dates.

ITEM 5. SELECTED FINANCIAL DATA

STATEMENTS OF INCOME DATA

	Years ended September 30,				
	2009	2008	2007	2006	2005
					unaudited(1)
Revenues	$ 80,350,452	$ 77,045,256	$ 71,645,715	$ 62,287,914	$ 55,769,651
Operating expenses	63,613,355	61,244,515	56,804,833	49,319,085	43,048,009
Operating margin	16,737,097	15,800,741	14,840,882	12,968,829	12,721,642
General and administrative expenses	12,472,412	14,056,608	12,588,646	11,085,785	8,963,837
Income from operations	4,264,685	1,744,133	2,252,236	1,883,044	3,757,805
Recovery of misappropriation loss	776,672	—	—	—	—
Income before income taxes	5,041,357	1,744,133	2,252,236	1,883,044	3,757,805
Income tax expense (benefit)	1,946,468	666,714	910,195	771,320	(4,138,008)
Net income	$ 3,094,889	$ 1,077,419	$ 1,342,041	$ 1,111,724	$ 7,895,813
Basic earnings per share	$ 0.31	$ 0.11	$ 0.14	$ 0.11	$ 0.81
Basic weighted average common shares outstanding	9,941,544	9,914,122	9,881,613	9,783,502	9,740,472
Diluted earnings per share	$ 0.31	$ 0.11	$ 0.14	$ 0.11	$ 0.80
Diluted weighted average common shares outstanding	9,941,544	9,914,122	9,915,524	9,858,959	9,879,345

BALANCE SHEET DATA

	As of September 30,				
	2009	2008	2007	2006	2005
				unaudited(1)	*unaudited*(1)
Working capital	$ 3,220,224	$ 2,893,448	$ 3,131,840	$ 3,327,514	$ 4,019,484
Property and equipment, net	14,203,029	10,935,156	8,533,327	7,495,676	5,716,341
Capital leases, net	13,279,797	9,334,040	6,667,718	3,335,790	718,873
Total assets	45,917,358	37,539,241	34,015,661	27,347,424	22,404,133
Long-term debt, including current portion	4,545,278	3,754,139	2,587,164	3,519,410	4,662,890
Capital lease obligations, including current portion	14,050,450	9,784,416	6,830,339	3,320,163	787,374
Stockholders' equity	$ 17,511,523	$ 14,377,447	$ 13,300,028	$ 11,778,516	$ 10,451,687

(1) The "STATEMENTS OF INCOME DATA" for the year ended September 30, 2005 and the "BALANCE SHEET DATA" as of September 30, 2006 and 2005 were restated in our 2008 Annual Report on Form 10-K. Such restatements and an explanation of the restatement adjustments are described in our 2008 Annual Report on Form 10-K under the caption, "PART II – ITEM 6. – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, Restatements and Related Matters. The restatement adjustments for the year ended September 30, 2005 and as of September 30, 2006 and 2005 were not audited and, accordingly, such information is deemed to be unaudited data.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

Overview

UCI Medical Affiliates, Inc. ("UCI") is a Delaware corporation incorporated on August 25, 1982. Through our wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. ("UCI-SC"), we provide nonmedical management and administrative services for a network of 67 freestanding medical centers. With the exception of one center which is located in Knoxville, Tennessee, all of the centers are located in South Carolina. The centers operate under the names of Doctors Care (44 centers), Progressive Physical Therapy (20 centers), Carolina Orthopedic & Sports Medicine (1 center), Luberoff Pediatrics (1 center) and Doctors Wellness Center(1 center).

The centers offer out-patient medical care for treatment of acute, episodic, and some minor chronic medical problems. The centers provide a broad range of medical services that would generally be classified as within the scope of family practice, primary care, and occupational medicine. We also offer pediatric and orthopedic medical services at two of our centers, and physical therapy at our 20 physical therapy centers. Licensed medical providers, nurses, and auxiliary support personnel provide the medical services. The services provided at the centers include, but are not limited to, the following:

- Routine care of general medical problems, including colds, flu, ear infections, hypertension, asthma, pneumonia, and other conditions typically treated by primary care providers;
- Treatment of injuries, such as simple fractures, dislocations, sprains, bruises, and cuts;
- Minor surgery, including suturing of lacerations and removal of cysts and foreign bodies;
- Diagnostic tests, such as x-rays, electrocardiograms, complete blood counts, and urinalyses; and,
- Occupational and industrial medical services, including drug testing, workers' compensation cases, and physical examinations.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements included in this Report, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We consider critical accounting policies to be those that require more significant judgments and estimates in the preparation of our financial statements and include the following: (1) revenue recognition; (2) accounts receivable; (3) allowance for doubtful accounts; (4) consideration of impairment of intangible assets; and (5) valuation reserve on net deferred tax assets.

Revenue recognition -

We record revenues at the estimated net amount that we expect to receive from patients, employers, third-party payers, and others at the time we perform the services. The amount of revenue we recognize pursuant to the services we provide is subject to significant judgments and estimates. We have stated billing rates which are billed as gross revenues when services are performed. The amounts we bill are then reduced by our estimate of amounts we do not expect to collect due to discounts ("Contractual Adjustments") that are taken by third-party payers or otherwise given to patients who pay us directly. We estimate Contractual Adjustments based on the ratio of cash collected in the preceding periods to gross revenues we billed.

Accounts Receivable -

Accounts receivable represent the net receivables we expect to collect related to the services we provide. The amount we record as net accounts receivable is subject to significant judgments and estimates. As explained in the above caption, *"Revenue recognition,"* the amounts we bill and record as accounts receivable are reduced by our estimate of amounts we will not collect due to Contractual Adjustments that are taken by third-party payers or otherwise given to patients who pay us directly. Additionally, as explained below in the caption, *"Allowance for doubtful accounts,"* our accounts receivable are also reduced by our estimate of losses which may result from the inability of some of our patients or other third-party payers to make required payments.

Allowance for doubtful accounts -

We maintain our allowance for doubtful accounts for estimated losses, which may result from the inability of our patients to make required payments. Most of our allowance for doubtful accounts relate to amounts owed to us by patients who are or become responsible for the payments associated with the services we provided. We base our allowance on the likelihood of recoverability of accounts receivable considering such factors as past experience and current collection trends. Factors taken into consideration in estimating the allowance include: amounts past due, in dispute, or a client that we believe might be having financial difficulties. If economic, industry, or business trends worsen beyond earlier estimates, we increase the allowance for doubtful accounts by recording additional bad debt expense.

Consideration of impairment of intangible assets -

We evaluate the recovery of the carrying amount of excess of cost over fair value of assets acquired, primarily goodwill, by determining if a permanent impairment has occurred. This evaluation is done annually as of September 30th of each year or more frequently if indicators of permanent impairment arise. Indicators of a permanent impairment include, among other things, a significant adverse change in legal factors or the business climate, an adverse action by a regulator, unanticipated competition, loss of key personnel or allocation of goodwill to a portion of the business that is to be sold or otherwise disposed. At such time as impairment is determined, the intangible assets are written off during that period.

Valuation reserve on net deferred tax assets -

We record a valuation allowance to reduce our deferred tax assets to the amount that management considers is more likely than not to be realized. Based upon our current financial position, results from operations, and our forecast of future earnings, we do not believe we currently need a valuation allowance.

Comparison of Fiscal Year Ended September 30, 2009 to Fiscal Year Ended September 30, 2008 and Comparison of Fiscal Year Ended September 30, 2008 to Fiscal Year Ended September 30, 2007

Revenues and Operating Expenses

Our revenues are derived from the medical services we provide to our patients. Amounts we earn as revenues are paid by our patients or collected from third-party payers, including insurance carriers, employers or other third-parties. Our revenues are affected by a number of different factors, including increases or decreases in reimbursement rates from third-party payers, the mix of our patients between the nature of the payment source, competitive factors, the severity of seasonal illnesses, the general economic environment and most importantly, the new centers we open in the current and preceding year.

Operating expenses are those costs that we incur in the direct delivery of our services to patients and include the costs to operate and maintain our medical centers. Such costs include the salaries and benefits associated with our medical providers and other center employees, rent, depreciation, interest expense on our capital leases, medical supplies and other expenses incurred by our medical centers.

The following table sets forth our revenues, operating expenses and operating margin for the three fiscal years ended September 30, 2009.

	For the years ended September 30,		
	2009	**2008**	**2007**
Revenues	$ 80,350,452	$ 77,045,256	$ 71,645,715
Operating Expenses	63,613,355	61,244,515	56,804,833
Operating Margin	$ 16,737,097	$ 15,800,741	$ 14,840,882

Comparison of Revenues and Operating Expenses in 2009 to 2008

We recognized revenues of $80,350,452 in fiscal year 2009 compared to revenues of $77,045,256 in fiscal year 2008. The increase in our revenues between our 2009 and 2008 fiscal years of approximately $3,305,196, or 4.29% was primarily the result of the revenues contributed by the six centers we opened in 2009 and the revenues of the four centers we opened at various times in 2008. In 2009, centers that were opened in 2009 contributed revenues of approximately $3,327,000 to total revenues. Centers that were opened in 2008 contributed approximately $1,167,000 of revenues in 2009 in excess of the amount of revenues the same centers contributed in 2008. The decrease of approximately $1,189,000 in revenues associated with our other centers was due to two principal factors. First, we closed one Doctors Care center in January of 2009. That center contributed revenues of approximately $600,000 in 2008 in excess of the revenues it contributed in 2009. In addition, the number of patient encounters at centers, including the center that we closed, which were open prior to 2008 decreased by approximately 3.0% during 2009. The decrease in patient encounters was partially offset by slight increases in other variables such as increases in our charges and reimbursement rates. We believe the decrease in patient encounters primarily resulted from the generally poor economic conditions in 2008 which carried over into 2009 and increased competition.

Our operating expenses were $63,613,355 in fiscal year 2009 compared to $61,244,515 in fiscal year 2008. The increase of $2,368,840, or 3.87%, was due primarily to the costs associated with the opening of the new centers in 2009 and the full year effect of the costs associated with the centers opened in 2008. In 2009, operating expenses related to centers that were opened in 2009 were approximately $2,478,000. Operating expenses related to centers that were opened in 2008 were approximately $1,080,000 higher in 2009 than the operating expenses related to the centers in 2008. Operating expenses related to the center we closed in 2009 were approximately $429,000 lower in 2009 than the operating expenses related to the same center in 2008. In addition, depreciation expense which was classified as operating expenses was impacted in 2008 by approximately $600,000 due to a change in estimate as explained more fully below. Operating expenses in 2009 were also favorably impacted by reduced bad debt expense in 2009 compared to 2008 of $337,412. This decrease was a result of more aggressive collection efforts and the continued improvements in account management related to the migration to a new billing and receivables management system.

Comparison of Revenues and Operating Expenses in 2008 to 2007

We recognized revenues of $77,045,256 in fiscal year 2008 compared to revenues of $71,645,715 in fiscal year 2007. The increase in our revenues between our 2008 and 2007 fiscal years of $5,399,541, or 7.54%, was primarily the result of the revenues contributed by the four centers we opened in 2008 and the revenues of the six centers opened at various times in 2007. In 2008, centers that were opened in 2008 contributed revenues of approximately $1,596,000 to total revenues. Centers that were opened in 2007 contributed approximately $5,008,000 of revenues in 2008 in excess of the amount of revenues the same centers contributed in 2007. The decrease of approximately $1,204,000 in revenues associated with our other centers was due to an approximate 3.5% decrease in the number of patient encounters at those centers, which was partially offset by slight increases in other variables such as increases in our charges and reimbursement rates. We believe the decrease in patient encounters primarily resulted from the general worsening economic conditions in 2008 and increased competition.

Our operating expenses were $61,244,515 in fiscal year 2008 compared to $56,804,833 in fiscal year 2007. The increase of $4,439,682, or 7.82%, was due to several factors, the primary factor of which was the cost associated with the opening of the new centers in 2008 and the full year effect of the costs associated with the centers opened in 2007. Additionally, rent expense related to our medical centers increased approximately $384,000. A significant component of this increase related to rent increases on nine of our medical centers which experienced scheduled rent increases based on the Consumer Price Index during 2008. Another component of the increase in operating expenses in 2008 compared to 2007 related to the change in our estimate of the salvage values of our property and equipment. In years prior to 2008, we estimated our salvage value at 10% of the cost of property and equipment. We eliminated our estimate of salvage value in 2008 (reduced to zero) which resulted in an increase in depreciation expense of approximately $600,000 in operating expenses. The increases in operating expenses were offset by significantly reduced bad debt expense in 2008 compared to 2007 of $1,097,000. This decrease was a result of more aggressive collection efforts and the full migration to a new billing and receivables management system.

General and Administrative Expenses (G&A)

G&A expenses consist of the costs and expenses to administer and support our medical centers. Such costs include salaries and benefits of corporate employees (administrative, maintenance and billing departments), postage and shipping, professional fees, advertising, banking fees and other costs incidental to operating our corporate office.

The following table sets forth our G&A expenses for the three fiscal years ended September 30, 2009.

	For the years ended September 30,		
	2009	2008	2007
General and administrative expenses	$ 12,472,412	$ 14,056,608	$ 12,588,646

Comparison of G&A Expenses in 2009 to 2008

Our G&A expenses were $12,472,412 in fiscal year 2009 compared to $14,056,608 in fiscal year 2008. The decrease of $1,584,196, or 11.27%, was due to several factors, a significant factor of which was a decrease in advertising expenses of $807,207, in 2009 compared to 2008. In addition, salaries and benefits expenses decreased by $737,617 in 2009 compared to 2008. Most of the decrease related to the effect in 2009 of the termination of approximately twenty employees in the third quarter of 2008. Interest expense decreased by $223,981 and misappropriation losses decreased by $381,118 in 2009 compared to 2008. The decrease in interest expense was due to the reduction in our debt on which we recognized interest expense during 2009.

The overall decrease was offset by increases in professional fees of $726,760 in 2009 compared to 2008. The increase in professional fees was related to the investigation of our former CFO, Jerry F. Wells, Jr.

Comparison of G&A Expenses in 2008 to 2007

Our G&A expenses were $14,056,608 in fiscal year 2008 compared to $12,588,646 in fiscal year 2007. The increase of $1,467,962, or 11.66%, was due to several factors, the primary factor of which was the increase in salaries and benefit expenses of corporate employees of approximately $1,030,000. Most of the increase in salaries and benefit expenses was due to the addition of approximately twenty employees in our billing department. Additionally, depreciation expense increased by approximately $421,000, of which $351,000 related to the change in our estimate of salvage value as discussed above under the caption *"Comparison of Revenues and Operating Expenses in 2008 to 2007."* The overall increase was partially offset by a reduction in interest expense of approximately $197,000. This reduction in interest expense was due to reduced average outstanding balances on our line of credit, reduced amounts outstanding under our term note and generally lower variable interest rates. Moreover, G&A expenses in 2008 and 2007 include approximately $483,000, and $570,000, respectively, of fraudulent transactions and reclassifications from operating expenses related to the fraudulent conduct of our former CFO.

Recovery of Misappropriation Loss

On December 10, 2008, our Audit Committee of the Board of Directors (the "Audit Committee") commenced an internal investigation (the "Investigation") of certain accounting irregularities with respect to our internal controls and improper expense reimbursements to Jerry F. Wells, Jr., the Company's former Executive Vice-President of Finance, Chief Financial Officer, and Secretary. As a result of the Investigation, on February 27, 2009, Mr. Wells executed a Confession of Judgment (the "Judgment") in our favor in the amount of $2,967,382.

As discussed under the caption, "PART II. FINANCIAL INFORMATION – ITEM 7. Financial Statements and Supplementary Data – Note 9. Recovery of Misappropriation Losses," during 2009, we recognized $776,672 as recoveries of misappropriation losses in 2009. The recoveries consisted of the amount of the liability associated with Mr. Wells' interest in our deferred compensation plan at the time such interest was forfeited by Mr. Wells of $585,422. In addition, we recovered 11,400 shares of our common stock previously issued to Mr. Wells as compensation. At the date of recovery the common stock was valued at $31,350. We also recovered other miscellaneous items of personal property from Mr. Wells which was valued at $49,900 and collected $110,000 from the sales of other assets in which Mr. Wells had an interest.

Comparison of Income Tax Expenses in 2009 to 2008 and 2008 to 2007

Our income tax expense was $1,946,468 in fiscal year 2009 compared to $666,714 in fiscal year 2008 and our effective tax rates were 38.6% and 38.2%, respectively. Our income tax expense was $910,195 in fiscal year 2007 and our effective tax rate was 40.4%. Our effective tax rates vary from the combined enacted federal and state tax rates due to the net effect of nondeductible expenses, offset by certain tax credits we recognized for tax purposes.

Liquidity and Capital Resources

Our primary liquidity and capital requirements are to fund working capital for current operations, including the expansion of our business through opening new centers, and servicing our long-term debt. Typically, the cash requirements associated with the opening of new centers have been limited to funding the purchase of furniture and medical equipment necessary to provide medical services and funding the operations of the new centers until such time as they generate positive cash flows. The primary sources to meet our liquidity and capital requirements are funds generated from operations, a $1,000,000 line of credit with a commercial bank and other term and mortgage loans.

The line of credit bears interest at the commercial bank's prime interest rate which was 3.25% at September 30, 2009 and is secured by our accounts receivable. At September 30, 2009 and 2008, we had no outstanding borrowings under the line of credit. During 2009, the maximum amount outstanding under the line of credit was $1,000,000, the average amount outstanding was approximately $295,000 and we recognized interest expense of $9,602 related to the line of credit. The weighted average interest rate on the line of credit during 2008 was 3.25%. During 2008, the maximum amount outstanding under the line of credit was $1,000,000, the average amount outstanding was approximately $443,000 and we recognized interest expense of $31,741 related to the line of credit.

At September 30, 2009, we had a term loan outstanding with a commercial bank in the amount of $735,061. The term loan was payable in monthly installments of $76,033 and was originally scheduled for maturity on June 16, 2009. The interest rate on the term loan was the commercial bank's prime interest rate (3.25% at September 30,

2009) plus ½%. Prior to June 2009, and as explained further below, the term loan was extended and it was modified on November 23, 2009.

In addition, in 2008 we secured a mortgage loan commitment and agreement from the same commercial bank in the amount of $3,200,000 for the purpose of acquiring and renovating our new corporate headquarters property. At September 30, 2009, $3,150,557 was outstanding under the mortgage loan agreement. Under the terms of the mortgage loan agreement we paid interest only at one-month LIBOR (.259% at September 30, 2009) plus 2.5% until the modification date, at which time $2,100,000 of the amount outstanding converted to a permanent mortgage loan. The mortgage loan was modified on November 23, 2009. As explained below, approximately $1,050,000 of the $3,150,000 amount then outstanding was transferred to the term loan. Interest on the permanent mortgage loan will continue to be paid based on one-month LIBOR plus 2.5% and we will pay total monthly payments of $11,407. Any amount outstanding on March 5, 2015 will be due and payable on that date.

The term loan, as described above, was modified on November 23, 2009. Under the modified terms, $1,050,000 of the amount outstanding under the mortgage loan was added to the outstanding balance of the term loan. After modification, the aggregate balance of the term loan was $1,785,000. The term loan agreement was further modified to extend the maturity date until October 2013. We will continue to pay monthly installments of $76,033 and the interest rate on the term loan will continue to be paid at the commercial bank's prime interest rate plus ½%.

During 2009, we failed to meet certain covenants under the term loan and the mortgage loan agreements. The loan covenants related to the maintenance of certain debt to equity ratios and the timely filing of our annual and quarterly financial information with the commercial bank during 2009. The commercial bank has waived the violation of these covenants.

Additionally, in the fiscal year ending September 30, 2008 we acquired a center in Surfside Beach, SC for $815,000. We financed the acquisition of the center with a mortgage loan in the amount of $695,000, of which approximately $660,000 was outstanding at September 30, 2009.

Long-term debt increased from $3,754,139 at September 30, 2008 to $4,545,278 at September 30, 2009, due to borrowings on the new term note and mortgage loan, offset by regular principal pay-downs. Our management believes that for the next 12 months and the foreseeable future thereafter it will be able to continue to fund debt service requirements out of cash generated through operations.

Cash provided by operating activities for the fiscal year ended September 30, 2009 was $7,654,538 compared to $5,270,143 for the fiscal year ended September 30, 2008. Cash provided by operating activities for the fiscal year ended September 30, 2007 was $3,849,380. In each of the three years ended September 30, 2009, cash provided by operations resulted primarily from net income, and was increased by non-cash charges to net income, the primary components of which were the provision for losses on accounts receivable, depreciation and amortization and the provision for deferred income taxes. In aggregate, such non-cash charges increased cash provided by operating activities by $7,399,971, $5,944,600 and $6,178,992 for the years ended September 30, 2009, 2008 and 2007, respectively. Such increase was partially offset by continued growth in our accounts receivable of $2,811,304, $2,037,045 and $5,108,525 for the years ended September 30, 2009, 2008 and 2007, respectively. In the years ended September 30, 2009 and 2008, activities related to other operating assets and liabilities decreased cash provided by operating activities by $262,516 and $258,342, respectively. In the year ended September 30, 2007, activities related to other operating assets and liabilities increased cash provided by operating activities by $1,641,866.

Cash used in investing activities for the fiscal year ended September 30, 2009 was $6,069,188 compared to $5,335,089 for the fiscal year ended September 30, 2008. Cash used by investing activities for the fiscal year ended September 30, 2007 was $2,695,673. In each of the three years ended September 30, 2009, the primary use of cash in investing activities related to the purchases of property and equipment, a significant amount of which related to the purchase of furniture and medical equipment to outfit the new centers we opened in each of the three years ended September 30, 2009. Additionally, as discussed above, in fiscal year 2008, we purchased a medical office and acquired and began renovations of a new corporate office which was completed in 2009. In 2009 and 2008, we expended approximately $2,300,000 and $1,800,000, respectively, of cash resources to acquire and renovate the new corporate office.

Cash provided by financing activities for the fiscal years ended September 30, 2009 and 2008 was $400,157 and $347,172, respectively. Cash used in financing activities for the fiscal year ended September 30, 2007 was $1,199,493. In 2009 and 2008, the increase in our financing activities resulted primarily from the financing activities related to the acquisition and renovation of the property for a new corporate office. In addition, in the year ended September 30, 2008, we financed the acquisition of one medical office. Such financing activities were offset by the liquidation in 2008 of amounts outstanding under our line of credit as of September 30, 2007. In the year ended September 30, 2007, we used cash in financing activities to reduce our debt and other long-term obligations by $1,468,024. Such reduction was offset by increases in our line of credit and other financing activities in the year ended September 30, 2007.

At September 30, 2009, we had cash and cash equivalents of $2,755,156 compared to $769,649 at September 30, 2008, an increase of $1,985,507. Our working capital was $3,220,224 at September 30, 2009 compared to $2,893,448 at September 30, 2008.

Contractual Obligations

The following table summarizes our contractual obligations, including interest as applicable, as of September 30, 2009:

	Payment Due By Period				
Contractual Obligations	**Total**	**< 1 Year**	**1-3 Years**	**3-5 Years**	**>5 Years**
Long-term Debt	$ 5,044,649	$ 1,097,146	$ 1,348,435	$ 857,372	$ 1,741,696
Capital Leases	30,374,616	1,710,151	3,364,504	3,364,504	21,935,457
Operating Leases	29,476,413	3,655,793	6,049,804	4,388,506	15,382,310

Please refer to Footnotes 3 and 5 to our Consolidated Financial Statements included in this report.

ITEM 6A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which includes credit facilities with financial institutions used to maintain liquidity and fund our business operations, as well as notes payable to various third parties in connection with certain acquisitions of property and equipment. The nature and amount of our debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of our interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. We do not currently use derivative instruments to adjust our interest rate risk profile.

Approximately $660,000 of our debt at September 30, 2009 was subject to fixed interest rates. Approximately $3,885,000 of our debt at September 30, 2009 was subject to variable interest rates. Based on the outstanding amounts of variable rate debt at September 30, 2009, our interest expense on an annualized basis would increase approximately $39,000 for each increase of one percent in the prime rate.

We also have exposure to increases in the consumer price index associated with certain operating and capital leases we have entered, all of which relate to our leased real estate. At September 30, 2009, we had $3,792,230 in aggregate annual lease payments that are subject to increases based on future changes in the consumer price index. Typically, the lease agreements stipulate that the lease payments will increase every three years based on the aggregate increase in the consumer price index over the preceding three years. Of the aggregate annual lease payments subject to change based on the consumer price index, annual payments subject to change in 2010, 2011 and 2012 are $604,560, $2,240,901 and $946,769, respectively.

We do not utilize financial instruments for trading or other speculative purposes, nor do we utilize leveraged financial instruments.

ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedule II, Valuation and Qualifying Accounts, is omitted because the information is included in the consolidated financial statements and notes.

Report of Independent Registered Accounting Firm

To the Board of Directors and Stockholders
UCI Medical Affiliates, Inc.
Columbia, South Carolina

We have audited the accompanying consolidated balance sheets of UCI Medical Affiliates, Inc. and Subsidiaries as of September 30, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UCI Medical Affiliates, Inc. and Subsidiaries as of September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of UCI Medical Affiliates, Inc.'s internal control over financial reporting as of September 30, 2009, included in the accompanying *Evaluation of Disclosure Controls and Procedures* and *Management's Report on Internal Control over Financial Reporting* and, accordingly, we do not express an opinion thereon.

/s/ ELLIOTT DAVIS, LLC

Columbia, South Carolina
April 8, 2010

**SIGNED ORIGINAL ON ELLIOTT DAVIS, LLC LETTERHEAD
IS ON FILE IN THE CORPORATE OFFICE OF
UCI MEDICAL AFFILIATES, INC.**

UCI Medical Affiliates, Inc.
Consolidated Balance Sheets
September 30, 2009 and 2008

	2009	2008
Assets		
Current Assets		
Cash	$ 2,755,156	$ 769,649
Accounts receivable, net of allowance for doubtful accounts of $1,547,367 and $2,872,119	6,648,194	6,186,375
Inventory	1,196,903	955,892
Income taxes receivable	411,948	186,948
Deferred taxes	1,374,385	3,310,902
Prepaid expenses and other current assets	434,613	380,703
Total current assets	12,821,199	11,790,469
Property and equipment, less accumulated depreciation of $15,959,380 and $13,622,353	14,203,029	10,935,156
Leased property under capital leases, less accumulated amortization of $1,911,931 and $1,200,660	13,279,797	9,334,040
Deferred taxes	114,805	124,757
Restricted investments	1,765,294	1,906,143
Goodwill, less accumulated amortization of $2,493,255 and $2,451,814	3,350,501	3,391,942
Other assets	382,733	56,734
Total Assets	$ 45,917,358	$ 37,539,241
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 924,839	$ 944,528
Obligations under capital leases	327,031	349,738
Accounts payable	865,119	427,850
Payable to patients and insurance carriers	1,927,039	2,215,638
Accrued salaries and payroll taxes	3,736,387	3,127,691
Accrued compensated absences	618,025	538,392
Other accrued liabilities	1,202,535	1,293,184
Total current liabilities	9,600,975	8,897,021
Long-term liabilities		
Deferred compensation liability	1,461,002	2,020,484
Long-term debt, net of current portion	3,620,439	2,809,611
Obligations under capital leases	13,723,419	9,434,678
Total long-term liabilities	18,804,860	14,264,773
Total Liabilities	28,405,835	23,161,794
Commitments and contingencies (Note 10)	—	—
Stockholders' Equity		
Preferred stock, par value $.01 per share: Authorized shares - 10,000,000; none issued	—	—
Common stock, par value $.05 per share: Authorized shares - 50,000,000; issued and outstanding - 9,945,472 and 9,914,122 shares	497,274	495,706
Treasury stock - 11,400 shares	(31,350)	—
Paid-in capital	22,173,993	22,105,024
Accumulated deficit	(5,128,394)	(8,223,283)
Total Stockholders' Equity	17,511,523	14,377,447
Total Liabilities and Stockholders' Equity	$ 45,917,358	$ 37,539,241

The accompanying notes are an integral part of these consolidated financial statements.

UCI Medical Affiliates, Inc.
Consolidated Statements of Income
Years ended September 30, 2009, 2008 and 2007

	2009	2008	2007
Revenues	$ 80,350,452	$ 77,045,256	$ 71,645,715
Operating expenses	63,613,355	61,244,515	56,804,833
Operating margin	16,737,097	15,800,741	14,840,882
General and administrative expenses	12,472,412	14,056,608	12,588,646
Income from operations	4,264,685	1,744,133	2,252,236
Recovery of misappropriation loss	776,672	—	—
Income before income taxes	5,041,357	1,744,133	2,252,236
Income tax expense	1,946,468	666,714	910,195
Net income	$ 3,094,889	$ 1,077,419	$ 1,342,041
Basic earnings per share	$ 0.31	$ 0.11	$ 0.14
Basic weighted average common shares outstanding	9,941,544	9,914,122	9,881,613
Diluted earnings per share	$ 0.31	$ 0.11	$ 0.14
Diluted weighted average common shares outstanding	9,941,544	9,914,122	9,915,524

The accompanying notes are an integral part of these consolidated financial statements.

UCI Medical Affiliates, Inc.
Consolidated Statements of Changes in Stockholders' Equity
Years ended September 30, 2009, 2008 and 2007

	Common Stock		Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at September 30, 2006	9,826,297	$ 491,315	$ 21,929,944	$ —	$ (10,642,743)	$11,778,516
Net income	—	—	—	—	1,342,041	1,342,041
Exercise of stock options	87,825	4,391	175,080	—	—	179,471
Balance at September 30, 2007	9,914,122	495,706	22,105,024	—	(9,300,702)	13,300,028
Net income	—	—	—	—	1,077,419	1,077,419
Balance at September 30, 2008	9,914,122	495,706	22,105,024	—	(8,223,283)	14,377,447
Net income	—	—	—	—	3,094,889	3,094,889
Common stock issued for compensation	31,350	1,568	68,969	—	—	70,537
Recovery of common stock issued for compensation	—	—	—	(31,350)	—	(31,350)
Balance at September 30, 2009	9,945,472	$ 497,274	$ 22,173,993	$ (31,350)	$ (5,128,394)	$17,511,523

The accompanying notes are an integral part of these consolidated financial statements.

UCI Medical Affiliates, Inc.
Consolidated Statements of Cash Flows
Years ended September 30, 2009, 2008 and 2007

	2009	2008	2007
Operating activities:			
Net income	$ 3,094,889	$ 1,077,419	$ 1,342,041
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for losses on accounts receivable	2,349,485	2,686,897	3,783,914
Depreciation and amortization	3,104,017	3,024,853	1,636,204
Loss (gain) on disposal of property and equipment	(400)	59,756	—
Deferred taxes	1,946,469	232,850	758,874
Unrealized loss (gain) on restricted and other investments	265,248	483,755	(204,994)
Recovery of common stock issued for compensation	(31,350)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(2,811,304)	(2,037,045)	(5,108,525)
Inventory	(241,011)	1,677	(80,960)
Income taxes receivable	(225,000)	771,152	(780,421)
Prepaid expenses and other current assets	(53,910)	123,756	(239,188)
Accounts payable and accrued expenses	816,887	(1,106,975)	2,048,839
Deferred compensation	(559,482)	(47,952)	693,596
Cash provided by operating activities	7,654,538	5,270,143	3,849,380
Investing activities:			
Purchases of property and equipment	(5,619,190)	(4,891,279)	(2,401,097)
Proceeds from sale of property	400	—	123,548
Increase in other assets	(59,049)	(9,999)	(10,463)
Purchase of restricted investments	(391,349)	(433,811)	(407,661)
Cash used in investing activities	(6,069,188)	(5,335,089)	(2,695,673)
Financing activities:			
Proceeds from issuance of common stock	—	—	132,016
Net (payments) borrowings on line of credit	—	(415,888)	136,515
Proceeds from borrowings on notes	1,750,070	2,095,487	—
Principal payments on notes	(958,931)	(928,512)	(932,246)
Principal payments on capital lease obligations	(390,982)	(307,404)	(218,058)
Payments on other long-term obligations	—	(96,511)	(317,720)
Cash provided by (used in) financing activities	400,157	347,172	(1,199,493)
Increase (decrease) in cash and cash equivalents	1,985,507	282,226	(45,786)
Cash and cash equivalents at beginning of year	769,649	487,423	533,209
Cash and cash equivalents at end of year	$ 2,755,156	$ 769,649	$ 487,423
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 1,319,279	$ 1,241,691	$ 992,413
Income taxes	$ 225,000	$ 412,000	$ 1,000,000
Supplemental disclosure of non-cash investing and financing activities:			
Capital lease obligations incurred	$ 4,657,016	$ 3,261,481	$ 3,728,234
Tax benefit for fair market value of exercised stock options	$ —	$ —	$ 47,455
Issuance of common stock for compensation	$ 70,537	$ —	$ —
Transfer of restricted investments to other assets	$ 266,950	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

UCI MEDICAL AFFILIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Description of Company

UCI Medical Affiliates, Inc. ("UCI") is a Delaware corporation incorporated on August 25, 1982. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. ("UCI-SC"), UCI provides nonmedical management and administrative services for a network of 67 freestanding medical centers, 66 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (43 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 20 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina).

Basis of Preparation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of UCI, UCI-SC, UCI Properties, LLC ("UCI-LLC"), Doctors Care, P.A., Progressive Physical Therapy, P.A. ("PPT"), Carolina Orthopedic & Sports Medicine, P.A. ("COSM"), and Doctors Care of Tennessee, P.C. (the four together as the "P.A." and together with UCI, UCI-SC and UCI-LLC, the "Company"). Because of the corporate practice of medicine laws in the states in which the Company operates, the Company does not own medical practices but instead enters into exclusive long-term management and administrative services agreements with the P.A.s that operate the medical practices. UCI-SC, in its sole discretion, can effect a change in the nominee shareholder of each of the P.A.s at any time for a payment of $100 from the new nominee shareholder to the old nominee shareholder, with no limits placed on the identity of any new nominee shareholder and no adverse impact resulting to UCI-SC or the P.A. from such change. Because of the agreements between UCI-SC and the P.A.s, and the rights held by UCI-SC under those agreements, the financial statements of the P.A.s are consolidated with UCI, UCI-SC and UCI-LLC, in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions are eliminated in consolidation, including management fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, goodwill and intangible assets, income taxes, depreciation and amortization, contingencies, and revenue recognition. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the near term.

Cash and Cash Equivalents

The Company considers all short-term deposits with a maturity of three months or less at acquisition date to be cash equivalents. At September 30, 2009, the Company had cash deposits in excess of federally insured limits in the approximate amount of $2,686,000.

Accounts Receivable

Accounts receivable, which are recognized at estimated net contracted amounts, are primarily amounts due from patients and amounts due under fee-for-service contracts from third-party payers, such as insurance companies, self-insured employers and government-sponsored healthcare programs. Concentration of credit risk related to accounts receivable is limited by number, diversity and the state-wide geographic dispersion of the business units managed by the Company, as well as by the large number of patients and payers, including the various governmental agencies in the state. The accounts receivable balances serve as collateral for certain of the Company's financing arrangements.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses, which may result from the inability of patients or third-party payers to make required payments. The allowance is based on the likelihood of recoverability of accounts receivable considering such factors as past experience and current collection trends. Factors taken into consideration in estimating the allowance include: amounts past due, charge-off trends and amounts in dispute. If economic, industry, or specific customer business trends worsen beyond estimates, the allowance for doubtful accounts is increased by recording additional bad debt expense.

Inventory

The Company's inventory consists of medical supplies and drugs and both are carried at the lower of average cost or market. The volume of supplies carried at a center varies very little from month to month; therefore, management performs only an annual physical inventory count and does not maintain a perpetual inventory system.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided principally by the straight-line method over the estimated useful lives of the assets, ranging from five to forty years.

Maintenance, repairs and minor renewals are charged to expense. Major renewals or betterments, which prolong the life of the assets, are capitalized.

Upon disposal of depreciable property, the asset accounts are reduced by the related cost and accumulated depreciation. The resulting gains and losses are reflected in the consolidated statements of operations.

Long-Lived Asset Impairment

The Company periodically evaluates its long-lived assets for impairment. An impairment of a long-lived asset exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future operations. The carrying values of long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. For the three years ended September 30, 2009, the Company recognized no material impairment losses related to long-lived assets.

Goodwill

Goodwill represents the excess of cost over the fair value of assets acquired. Goodwill and intangible assets with indefinite lives are assessed for impairment at least annually using a fair-value-based approach. For the three years ended September 30, 2009, the Company recognized no material impairment losses related to goodwill.

Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. Available market information includes current market rates and instruments with the same risk and maturities. Judgment is required in interpreting data to develop the estimates of fair value. Accordingly, management's estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Management's fair value estimates are based on pertinent information available to management as of September 30, 2009 and 2008. The Company's financial instruments consist mainly of cash, accounts receivable, restricted and other investments, notes payable, lines of credit, all accounts payable, the deferred compensation liability and capital lease obligations. The Company's capital lease obligations are reported at the net present value of future minimum lease payments based on rates of interest implicit in the lease at the lease inception and are not reported at fair value in the accompanying financial statements. The Company's restricted and other investments consist of Company owned life insurance policies that are reported at the cash surrender value of the policies as of the reporting date. The Company's deferred compensation liability is reported at the balances accrued to participants, based on their participation and elections under the plan, as of the reporting date. The carrying amounts of the Company's cash, accounts receivable, and all accounts payable approximate fair value due to the short-term nature of these instruments. At September 30, 2009 and 2008, the carrying value of the Company's line of credit and notes payable approximate fair value based on the terms of the obligations.

Restricted Investments

Restricted investments represent Company-owned life insurance policies used to fund the Company's deferred compensation liability. Changes in cash surrender value are recorded in the Company's statement of income.

Revenue Recognition

Revenue is recognized at estimated net contracted amounts to be received from patients, employers, third-party payers, and others at the time the related services are rendered. The Company records an estimate for contractual adjustments at the time bills are generated for services rendered.

Concentration of Credit Risk

In the normal course of providing healthcare services, the Company extends credit to patients without requiring collateral. The Company assesses its ability to collect balances due and allowances are established to provide for management's estimate of uncollectible balances. Approximately 23% of the Company's year end accounts receivable balance is due from BCBS and approximately 8% is due from United Health Care. No other single payer represents more than 5% of the year end balance. Future revenues of the Company are largely dependent on third-party payers and private insurance companies.

Revenues generated from billings to a major third-party payer, Blue Cross and Blue Shield of South Carolina and its subsidiaries ("BCBS"), totaled approximately 40%, 40% and 39% of the Company's total revenues for fiscal years 2009, 2008 and 2007, respectively. BCBS owns approximately 68% of the Company's common stock. Revenues generated from billings to state worker's compensation plans totaled approximately 11%, 12% and 12% of the Company's total revenues for the fiscal years 2009, 2008 and 2007, respectively.

Stock Based Compensation

The Company recognizes compensation costs related to share-based payment transactions ratably in its financial statements over the period that an employee provides service in exchange for the award. The Company applies the modified prospective method to account for its share-based payments. Under the modified prospective method, companies are allowed to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively on the nonvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. At September 30, 2009 and 2008, the Company had no nonvested stock options outstanding in any of its plans.

The fair value at the date of grant of the stock option is estimated using the Black-Scholes option-pricing model. The dividend yield is based on estimated future dividend yields. The risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are generally based on the historical volatility of the Company's stock. The expected term of share options granted is generally derived from historical experience. Compensation expense is recognized on a straight-line basis over the stock option vesting period.

Income Taxes

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets to amounts expected to be realized. Valuation allowances are provided against deferred tax assets when the Company determines it is more likely than not that the deferred tax asset will not be realized. The tax returns for the eight fiscal years ending September 30, 2009 are open for examination.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Management is not aware of any material uncertain tax positions and no liability has been recognized at September 30, 2009. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income as they occur.

Leases

The Company leases office locations and various equipment under non-cancellable operating and capital leases. The Company performs an evaluation of each lease agreement at the lease inception date and at any lease modification date to determine if the leases, based on their terms, are operating leases or capital leases as defined under accounting principles generally accepted in the United States of America. Capital leases are recognized as an obligation in the Company's financial statements at the net present value of future minimum lease payments. A corresponding asset is also recognized and depreciated over the lease term.

Advertising Costs

Advertising and marketing costs are expensed as incurred.

Earnings Per Share

Basic earnings per share are calculated by dividing income available to common shareholders by the weighted-average number of shares outstanding for each period. Diluted earnings per common share are calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options.

Segment Information

The Company has a number of operating segments as defined in accounting principles generally accepted in the United States of America. All the Company's operating segments are aggregated into one reportable segment. In its determination of aggregating its operating segments into one reportable segment management considered the following factors: the consistency of the services (direct to patient medical services) provided to its patients; the consistent manner in which its services are delivered to its patients; the similarity in which the Company is reimbursed for its services; the relative close geographic proximity of the operating segments; and, the comparable regulatory environment in which its operating segments operate.

New Accounting Pronouncements

In June 2009, the FASB confirmed the "FASB Accounting Standards Codification" (ASC) as the single source of authoritative nongovernmental U.S. GAAP. The ASC does not change current U.S. GAAP, but instead simplifies user access to all authoritative U.S. GAAP by providing authoritative literature related to a particular topic in one place. All existing accounting standard documents have been superseded and all other accounting literature not included in the ASC is considered nonauthoritative. We adopted the ASC as of July 1, 2009, which did not impact our financial position, results of operations, or cash flows.

In December 2007, the FASB issued guidance impacting ASC 805, Business Combinations (formerly SFAS No. 141R). ASC 805 provides guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about its business combinations and its effects. ASC 805 establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, the goodwill acquired and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The new guidance in ASC 805 was effective for acquisitions beginning in our fiscal year beginning October 1, 2009 and earlier application is prohibited. The adoption of this standard will not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued guidance impacting ASC 810, Consolidation, which requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements, but separate from the equity of the parent company. The statement further requires that consolidated net income be reported at amounts attributable to the parent and the noncontrolling interest, rather than expensing the income attributable to the minority interest holder. This statement also requires that companies provide sufficient disclosures to clearly identify and distinguish between the interests of the parent company and the interests of the noncontrolling owners, including a disclosure on the face of the consolidated statements for income attributable to the noncontrolling interest holder. This new guidance in ASC 810 was effective for the fiscal years beginning on or after December 15, 2008, or our first quarter of 2010. The adoption of this standard will have no significant impact on the Company's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumption used to determine the useful life of a recognized intangible asset under ASC 350, Goodwill and Other Intangible Assets (formerly SFAS No. 142). This FSP is effective for fiscal years beginning after December 15, 2008. The adoption of this standard will have no significant impact on the Company's consolidated financial statements.

In April 2009, the FASB issued guidance impacting ASC 825, Financial Instruments (formerly FSP No. 107-1 and Accounting Principles Board ("APB") 28-1, "Interim Disclosures about Fair Value of Financial Instruments.") This topic requires disclosures about the fair value of instruments in interim as well as in annual financial statements. ASC 825 was effective for interim reporting periods ending after June 15, 2009. The Company adopted this standard for the period ending June 30, 2009.

In May 2009, the FASB issued guidance impacting ASC 855, Subsequent Events, (formerly SFAS No. 165, "Subsequent Events"). ASC 855 establishes general standards for accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 was effective for interim or annual financial periods ending after June 15, 2009. The Company adopted this standard for the period ending June 30, 2009, and the adoption of the standard did not have a significant impact on the financial reports of the Company.

In June 2009, the FASB issued guidance impacting ASC 810, Consolidation, (formerly SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)") requiring a company to analyze whether its interest in a variable interest entity ("VIE") gives it a controlling financial interest that should be included in consolidated financial statements. A company must assess whether it has an implicit financial responsibility to ensure that the VIE operates as designed when determining whether it has the power to direct the activities of the VIE that significantly impact its economic performance, making it the primary beneficiary. Ongoing reassessments of whether a company is the primary beneficiary are also required by the standard. This guidance amends the criteria to qualify as a primary beneficiary as well as how to determine the existence of a VIE. The standard also eliminates certain exceptions that were previously available. This guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Comparative disclosures will be required for periods after the effective date. The Company does not expect the guidance to have any impact on the Company's financial position.

In October 2009, an update was issued to ASC 605, Revenue Recognition, to provide guidance requiring companies to allocate revenue in multi-element arrangements. Under this guidance, products or services (deliverables) must be accounted for separately rather than as a combined unit utilizing a selling price hierarchy to determine the selling price of a deliverable. The selling price is based on vendor-specific evidence, third-party evidence or estimated selling price. The amendments in the update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Company does not expect the new guidance to have any impact on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30:

	Useful Life Range (in years)	2009		2008	
		Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	N/A	$ 461,098	$ —	$ 113,300	$ —
Building	5 - 40	3,801,065	58,745	776,496	3,587
Leasehold Improvements	5 - 15	7,007,873	3,904,282	6,463,507	3,073,046
Construction In Progress	N/A	—	—	1,773,284	—
Furniture & Fixtures	5 -10	4,246,250	2,930,983	3,542,144	2,533,625
EDP – Companion	5	1,175,676	1,175,676	1,175,676	1,175,676
EDP – Other	5 -10	3,789,837	1,992,152	2,406,022	1,605,983
Medical Equipment	5 -10	7,021,126	3,982,499	5,934,739	3,561,127
Other Equipment	5 -10	2,545,700	1,842,360	2,270,867	1,590,837
Autos	5 -10	113,784	72,683	101,474	78,472
Totals		$ 30,162,409	$ 15,959,380	$ 24,557,509	$ 13,622,353

At September 30, 2008, property and equipment included $1,773,284 of assets that had not yet been placed in service, and therefore had no related depreciation. These assets included the land, building and related costs for the new corporate office that was undergoing renovations, including capitalized interest of $41,168. Management placed these assets into service during fiscal year 2009.

Depreciation expense totaled $2,351,305, $2,429,705, and $1,239,897 for the years ended September 30, 2009, 2008 and 2007, respectively. Based on historical data, the Company re-evaluated the salvage values of the property and equipment during fiscal year 2008. As a result of this review, the Company reduced the salvage values to zero and recognized additional depreciation expense of $941,236 for fiscal year 2008.

NOTE 3. CAPITAL AND OPERATING LEASES

Capital Leases

The following is an analysis of the leased property under capital leases by major classes at September 30:

	2009	2008
Classes of property:		
Buildings	$ 14,557,363	$ 9,900,335
Medical Equipment	118,768	118,768
EDP - Other	515,597	515,597
	15,191,728	10,534,700
Less: Accumulated Amortization	(1,911,931)	(1,200,660)
	$ 13,279,797	$ 9,334,040

Amortization expense on capital leases totaled $711,271, $595,148 and $396,307 for the years ended September 30, 2009, 2008 and 2007, respectively.

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2009:

Year ending September 30:	
2010	$ 1,710,151
2011	1,682,252
2012	1,682,252
2013	1,682,252
2014	1,682,252
Thereafter	21,935,457
Total minimum lease payments	30,374,616
Less: Amount representing interest	(16,324,166)
Present value of net minimum lease payments	$ 14,050,450

Operating Leases

UCI-SC leases office and medical center space under various operating lease agreements. Certain operating leases provide for escalation payments, exclusive of renewal options.

Future minimum lease payments under noncancellable operating leases with a remaining term in excess of one year as of September 30, 2009 are as follows:

Year ending September 30:	
2010	$ 3,655,793
2011	3,252,587
2012	2,797,217
2013	2,394,399
2014	1,994,107
Thereafter	15,382,310
Total minimum lease payments	$29,476,413

Total rental expense under operating leases for fiscal years 2009, 2008 and 2007 was $3,587,318, $3,585,090 and $3,155,784, respectively.

NOTE 4. INCOME TAXES

The components of the provision for income taxes for the years ended September 30 are as follows:

	2009	2008	2007
Current:			
Federal	$ —	$ 359,766	$ 151,751
State	—	74,098	47,025
	—	433,864	198,776
Deferred:			
Federal	1,692,031	213,065	646,744
State	254,437	19,785	64,675
	1,946,468	232,850	711,419
Total income tax provision	$ 1,946,468	$ 666,714	$ 910,195

Deferred taxes result from temporary differences in the recognition of certain items of income and expense, and the changes in the valuation allowance attributable to deferred tax assets.

At September 30, 2009, 2008 and 2007, the Company's deferred tax assets (liabilities) are as follows:

	2009	2008	2007
Accounts receivable	$ 591,870	$ 2,860,145	$ 3,348,525
Operating loss carryforwards	256,012	—	—
Fixed assets	454,727	207,833	104,402
Goodwill	(552,197)	(483,700)	(415,204)
Accruals	568,453	719,189	533,975
Other	170,325	132,192	96,811
	$ 1,489,190	$ 3,435,659	$ 3,668,509

The principal reasons for the differences between the consolidated income tax (benefit) expense and the amount computed by applying the statutory federal income tax rate of 35% to pre-tax income were as follows for the years ended September 30:

	2009	2008	2007
Tax at federal statutory rate	$ 1,764,475	$ 610,447	$ 788,423
Effect on rate of:			
Nondeductible expenses	11,626	25,218	21,010
State income tax	167,928	56,330	72,605
Other	2,439	(25,281)	28,157
	$ 1,946,468	$ 666,714	$ 910,195

The Company has analyzed the tax positions taken or expected to be taken in its federal, state and local tax filings and has concluded that it has no material liability related to uncertain tax positions.

NOTE 5. FINANCING ARRANGEMENTS

The Company maintains a line of credit of $1,000,000 with a commercial bank. At September 30, 2009 and 2008, there were no outstanding borrowings under the line of credit. During 2009 and 2008, the average amounts outstanding under the line of credit were $295,000 and $443,000, respectively, and the maximum amount outstanding for each year was $1,000,000. Interest expense was $9,602 and $31,741 in 2009 and 2008, respectively. The line of credit bears interest at the commercial bank's prime rate, which was 3.25% at September 30, 2009. Borrowings are collateralized by the Company's accounts receivable and the maturity date of the line of credit is May 23, 2010.

At September 30, 2009, the Company had a term loan outstanding with a commercial bank in the amount of $735,061. The term loan was payable in monthly installments of $76,033 and was originally scheduled for maturity on June 16, 2009. The interest rate on the term loan was the commercial bank's prime interest rate (3.25% at September 30, 2009) plus ½%. Prior to June 2009, and as explained further below, the term loan was extended and it was modified on November 23, 2009.

In addition, in 2008 the Company secured a mortgage loan commitment and agreement from the same commercial bank in the amount of $3,200,000 for the purpose of acquiring and renovating its new corporate headquarters property. At September 30, 2009, $3,150,557 was outstanding under the mortgage loan agreement. Under the terms of the mortgage loan agreement, the Company paid interest only at one-month LIBOR plus 2.5%

until the modification date, at which time $2,100,000 of the amount outstanding converted to a permanent mortgage loan. The mortgage loan was modified on November 23, 2009. As explained below, approximately $1,050,000 of the $3,150,000 amount then outstanding was transferred to the term loan. Interest on the permanent mortgage loan will continue to be paid based on one-month LIBOR plus 2.5% and the Company will pay total monthly payments of $11,407. Any amount outstanding on March 5, 2015 will be due and payable on that date. The mortgage loan is secured by a lien on the Company's corporate headquarters.

The term loan, as described above, was modified on November 23, 2009. Under the modified terms, $1,050,000 of the amount outstanding under the mortgage loan was added to the outstanding balance of the term loan. After modification, the aggregate balance of the term loan was $1,785,000. The term loan agreement was further modified to extend the maturity date until October 2013. The Company will continue to pay monthly installments of $76,033 and the interest rate on the term loan will continue to be paid at the commercial bank's prime interest rate plus ½%.

During 2009, the Company failed to meet certain covenants under the term loan and the mortgage loan agreements. The loan covenants related to the maintenance of certain debt to equity ratios and the timely filing of the Company's annual and quarterly financial information with the commercial bank during 2009. The commercial bank has waived the violation of these loan covenants.

On July 17, 2008, the Company purchased a Doctors Care building for a total purchase price of $815,000. This property was previously rented by the Company and occupied as a medical center. A portion of the purchase price was funded by a promissory note in the original principal amount of $695,000, and is collateralized by a lien on the property. At September 30, 2009, the outstanding balance on the mortgage loan was approximately $660,000. The promissory note accrues interest at a rate of 5.95 percent per annum. Starting on August 16, 2008 and continuing for 59 months thereafter, principal and interest payments in the amount of $5,890 are payable. The then remaining unpaid balance of principal and interest will be due on July 16, 2013.

Long-term debt consists of the following at September 30:

	2009	2008
Term note in the amount of $3,200,000 dated June 16, 2005, payable in monthly installments including interest at a rate of prime plus ½% (prime rate is 3.25% as of September 30, 2009) of $76,033, maturing October, 2013, collateralized by substantially all assets of the Company.	$ 735,061	$ 1,597,998
Note payable in the amount of $1,600,000 with monthly installments of $13,328 including interest at 8% through February 2009 collateralized by accounts receivable from patients and leasehold interests and the guarantee of the P.A.	—	65,325
Term note with a commitment level up to $3,200,000 payable to a financial institution, with a variable interest rate based on the one month Libor Rate (0.259% at September 30, 2009), plus 2.5% interest only payments due through September 2009. In November 2009, $1,050,000 was transferred to the term loan described above and the remaining balance of $2,100,000 will be payable in monthly installments of $11,407 including interest. The loan matures on March 5, 2015, and is collateralized by a lien on the property.	3,150,557	1,400,487
Mortgage loan payable to a financial institution in the amount of $695,000 with monthly installments of $5,890 including interest at 5.95% from August 16, 2008 through July 16, 2013, with a final payment of all remaining principal and accrued interest due in July 2013, collateralized by a lien on the property and substantially all the assets of the Company.	659,660	690,329
Subtotal	4,545,278	3,754,139
Less, current portion	(924,839)	(944,528)
Total Long-term Debt	$ 3,620,439	$ 2,809,611

Aggregate maturities of long-term debt are as follows:

Year ending September 30,	Long-term debt
2010	$ 924,839
2011	1,045,582
2012	136,357
2013	638,253
2014	84,026
Thereafter	1,716,221
	$ 4,545,278

NOTE 6. EMPLOYEE BENEFIT AND STOCK OPTION PLANS

Employee Benefit Plans

The Company has an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 150% of each employee's contribution up to a maximum of 4% of the employee's earnings. The Company's matching contributions were approximately $935,000, $920,000, and $948,000, in fiscal years 2009, 2008 and 2007, respectively.

During June 1997, the Company's Board of Directors approved the UCI/Doctors Care Deferred Compensation Plan (the "Plan") for key employees of the Company with an effective date of June 1998. Under the Plan, as amended and restated effective January 1, 2005, key employees may defer up to 30% of their pre-tax earnings. The Company may match up to three times the employee's contribution percentage up to a limit of 10% of the employee's pre-tax earnings. The Company's matching contribution vests immediately. Distributions from the Plan to the employee or their beneficiaries may occur if the employee resigns or is terminated, becomes disabled or deceased, reaches the normal retirement age of 65, or if there is a change of control of the Company. Participating employees may elect a lump-sum payment or be paid in annual installments; however, in no event may the employee receive the first payment until six months after the event which precipitated the distribution. The Company's matching contributions were approximately $232,000, $261,000, and $263,000, in fiscal years 2009, 2008 and 2007, respectively. The Company establishes and maintains insurance contracts, classified as "Restricted investments" in the Company's balance sheets, to fund the Deferred Compensation Plan. The "Deferred compensation liability" increases or decreases based on employee and Company contributions plus or minus earnings or losses on the deemed investment selections of the participants less any payments to participants.

The Company established the 2007 Equity Incentive Plan (the "Plan"), effective as of March 7, 2007, to use Common Stock of UCI ("Common Stock") as a tool to encourage employees of UCI and its subsidiaries, its affiliates and its joint ventures to work together to increase the overall value of UCI Common Stock. The Company believes the Plan will serve the interests of UCI and its stockholders because it allows employees to have a greater personal financial interest in UCI through ownership of its Common Stock, the right to acquire its Common Stock, or other plan awards and rights that are measured and paid based on UCI's performance. The types of equity incentives under this Plan include:

(a) Incentive Stock Options;

(b) Nonqualified Stock Options;

(c) Stock Appreciation Rights;

(d) Restricted Stock Grants;

(e) Performance Shares;

(f) Share Awards; and

(g) Phantom Stock Awards.

In 2008, two executives and two physician employees were awarded 31,350 shares of common stock under the Plan. The shares were issued in 2009. The shares were valued at $2.25 per share and vested immediately. The Company recognized compensation expense of $70,537 in 2008 related to the stock award. Subsequently, in 2009, 11,400 shares of stock were recovered from the Company's former Chief Financial Officer, as further discussed in Note 9. The stock was valued at $2.75 per share and the aggregate value of $31,350 was recorded as treasury stock.

In previous years, the Company maintained three stock option plans for its employees and non-employee directors. As of September 30, 2009, all options issued under the plans had either been exercised or forfeited. Activity in the plans was immaterial for the three years ended September 30, 2009.

NOTE 7. OPERATING EXPENSES

The components of operating expenses for each of the three years ended September 30 are as follows:

	2009	2008	2007
Salaries and benefits	$ 42,438,788	$ 41,125,450	$ 38,054,726
Rent	3,509,244	3,430,919	3,046,588
Maintenance and utilities	1,907,733	1,674,017	1,469,300
Taxes and insurance	2,120,782	1,949,824	1,480,541
Communications expense	719,098	828,657	913,809
Medical and other supplies	6,082,973	5,682,964	5,706,433
Provision for doubtful accounts	2,349,485	2,686,897	3,783,914
Depreciation and amortization	2,453,024	2,290,479	1,322,667
Interest expense	1,214,498	900,046	453,983
Other expenses	817,730	675,262	572,872
	$ 63,613,355	$ 61,244,515	$ 56,804,833

NOTE 8. GENERAL AND ADMINISTRATIVE EXPENSES

The components of general and administrative expenses for each of the three years ended September 30 are as follows:

	2009	2008	2007
Salaries and benefits	$ 6,572,878	$ 7,310,495	$ 6,280,869
Maintenance and utilities	291,699	374,259	385,805
Postage and shipping	698,209	721,625	635,052
Office supplies	152,544	162,901	189,458
Advertising	693,092	1,500,300	1,339,323
Professional fees	1,116,291	389,531	321,311
Depreciation and amortization	650,993	734,374	313,537
Interest expense	117,664	341,645	538,430
Banking fees	573,680	543,904	499,968
Misappropriation loss	102,030	483,148	569,770
Other expenses	1,503,332	1,494,426	1,515,123
	$ 12,472,412	$ 14,056,608	$ 12,588,646

NOTE 9. RECOVERY OF MISAPPROPRIATION LOSSES

On December 10, 2008, the Company's Audit Committee of the Board of Directors (the "Audit Committee") commenced an internal investigation (the "Investigation") of certain accounting irregularities with respect to its internal controls and improper expense reimbursements to Jerry F. Wells, Jr., the Company's former Executive Vice-President of Finance, Chief Financial Officer, and Secretary. On December 17, 2008, the Board of Directors terminated the employment of Mr. Wells based upon the preliminary results of the Investigation. On February 27, 2009, Mr. Wells executed a Confession of Judgment (the "Judgment") in favor of the Company in the amount of Two Million Nine Hundred Sixty-Seven Thousand Three Hundred and Eighty-Two ($2,967,382) Dollars.

On February 20, 2009, the Company's Board of Directors passed a resolution declaring a forfeiture of Mr. Wells' interest in the Company's deferred compensation plan. On February 23, 2009, Mr. Wells signed a voluntary relinquishment of his interest in the deferred compensation plan. The Company does not deem the relinquishment of Mr. Wells' interest in the deferred compensation plan as a partial settlement of amounts he owes the Company under the Judgment. Rather, the Company deems such amount as being a nullity as of the date of the resolution of its Board of Directors because such interest in the deferred compensation plan had been conditionally credited to Mr. Wells under false pretenses. The amount of the liability associated with the deferred compensation plan at the time of relinquishment was $585,422.

Furthermore, during 2009, the Company recovered 11,400 shares of its common stock previously issued to Mr. Wells as compensation. At the date of recovery the common stock was valued at $31,350. In addition, during 2009, the Company recovered other miscellaneous items of personal property from Mr. Wells which it valued at $49,900 and collected $110,000 from the sales of other assets in which Mr. Wells had an interest.

The Company's efforts to collect under the Judgment from Mr. Wells continue. As of February 2010, the Company has recovered certain items of jewelry and other personal property, none of which is of significant value.

Further, the Company has filed claims with two insurance carriers under fidelity bond and employee dishonesty insurance policies. The Company has vigorously pursued its claims under the policies and has recently received a notification from one of the insurance carriers that the carrier has accepted coverage losses under its policy, subject to certain conditions and limitations. Accordingly, the Company believes that it will recover at least a portion of its losses under the applicable insurance policy; however, the insurance carrier has not executed a definitive agreement, or made payment. Accordingly, the Company has not recognized any net receivable associated with what may be recovered under the insurance claims.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company is insured for professional and general liability on a claims-made basis, with additional tail coverage being obtained when necessary.

In the ordinary course of conducting its business, the Company becomes involved in litigation, claims, and administrative proceedings. Certain litigation, claims, and proceedings were pending at September 30, 2009, and management intends to vigorously defend the Company in such matters.

The healthcare industry is subject to numerous laws and regulations of federal, state and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, government healthcare program participation requirements, reimbursement for patient services and Medicare and Medicaid fraud and abuse. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by healthcare providers.

Violations of these laws and regulations could result in expulsion from government healthcare programs together with the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. Management believes that the Company is in compliance with fraud and abuse laws and regulations as well as other applicable government laws and regulations; however, the possibility for future governmental review and interpretation exists.

The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which includes credit facilities with financial institutions used to maintain liquidity and fund its business operations, as well as notes payable to various third parties in connection with certain acquisitions of property and equipment. The nature and amount of the Company's debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of the Company's interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. The Company does not currently use derivative instruments to adjust its interest rate risk profile.

Approximately $660,000 of the Company's debt at September 30, 2009 was subject to fixed interest rates. Approximately $3,885,000 of its debt at September 30, 2009 was subject to variable interest rates. Based on the outstanding amounts of variable rate debt at September 30, 2009, the Company's interest expense on an annualized basis would increase approximately $39,000 for each increase of one percent in the prime rate.

The Company also has exposure to increases in the consumer price index associated with certain operating and capital leases it has entered, all of which relate to its leased real estate. At September 30, 2009, the Company had $3,792,230 in aggregate annual lease payments that are subject to increases based on future changes in the consumer price index. Typically, the lease agreements stipulate that the lease payments will increase every three years based on the aggregate increase in the consumer price index over the preceding three years. Of the aggregate annual lease payments subject to change based on the consumer price index, annual payments subject to change in 2010, 2011 and 2012 are $604,560, $2,240,901 and $946,769, respectively.

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments.

NOTE 11. RELATED PARTY TRANSACTIONS

Relationship between UCI-SC and the P.A.

Pursuant to agreements between UCI-SC and the P.A., UCI-SC provides non-medical management services and personnel, facilities, equipment and other assets to the medical centers. UCI-SC guarantees the compensation of the physicians employed by the P.A. The agreements also allow UCI-SC to negotiate contracts with HMOs and other organizations for the provision of medical services by the P.A. physicians. Under the terms of the agreement, the P.A. assigns all revenue generated from providing medical services to UCI-SC. UCI-SC pays on the P.A.'s behalf the cost of medical services, including physician salaries. The P.A. is owned by D. Michael Stout, M.D., who is also the Chief Executive Officer for UCI and UCI-SC.

Relationship between the Company and Blue Cross Blue Shield of South Carolina

Blue Cross Blue Shield of South Carolina (BCBS) owns 100% of BlueChoice HealthPlan ("BCHP") and Companion Property & Casualty Insurance Company ("CP&C"). At September 30, 2009, BCHP owned 6,107,838 shares of the Company's outstanding common stock and CP&C owned 618,181 shares of the Company's outstanding common stock, which combine to approximately 68% of the Company's outstanding common stock.

Facility Leases

Two medical facilities operated by UCI-SC are leased from physician employees of the P.A. Total lease payments made by UCI-SC under these leases during the Company's fiscal years ended September 30, 2009, 2008 and 2007, were approximately $140,000, $126,000 and $123,000, respectively.

Other Transactions with Related Parties

At September 30, 2009, BCBS and its subsidiaries control 6,726,019 shares, or approximately 68% of the Company's outstanding common stock. The shares acquired by BlueChoice HealthPlan ("BCHP") and Companion Property & Casualty Insurance Company ("CP&C") from the Company were purchased pursuant to stock purchase agreements and were not registered. BCHP and CP&C have the right to require registration of the stock under certain circumstances as described in the agreement. BCBS and its subsidiaries have the option to purchase as many shares as may be necessary for BCBS to obtain ownership of not less than 48% of the outstanding common stock of the Company in the event that the Company issues additional stock to other parties (excluding shares issued to employees or directors of the Company).

During the three year period ended September 30, 2009 the Company maintained an agreement with CP&C pursuant to which UCI-SC, through the P.A., acts as the primary care provider for injured workers of firms carrying worker's compensation insurance through CP&C. In addition, in 2008 the Company maintained an employee dishonesty policy with CP&C and has filed a proof of loss and claim pursuant to that policy. The claim relates to the fraudulent activities of the Company's former Chief Financial Officer.

UCI-SC, through the P.A., provides services to members of a health maintenance organization ("HMO") operated by BlueChoice HealthPlan ("BCHP") who has selected the P.A. as their primary care provider.

In January 2009, the Company terminated its self-insured healthcare plan and entered into an insurance contract with BCBS to cover the Company's employees. The total annual premiums paid to BCBS (including Company and employee contributions) was approximately $1,992,000.

Revenues generated from billings to BCBS and its subsidiaries totaled approximately 40%, 40% and 39% of the Company's total revenues for fiscal years 2009, 2008 and 2007, respectively. Amounts receivable from BCBS and its subsidiaries approximated $2,469,000 and $2,305,000 at September 30, 2009 and 2008, respectively.

NOTE 12. SUBSEQUENT EVENTS

Subsequent to September 30, 2009, the Company has renegotiated several loans that were outstanding at September 30, 2009. The circumstances and related events which have occurred since September 30, 2009 associated with the renegotiated loans are described in Note 5.

In February 2010, the Company purchased a property in Columbia, South Carolina for a new Doctors Care center. The purchase price was $600,000. In addition, in October 2009 the Company leased a property in Columbia, South Carolina in which the Company will relocate an existing center. The Company estimates that the upfit of the new center will approximate $500,000. The Company also entered into a purchase contract in January 2010 to acquire a new center in Easley, South Carolina. The purchase price is $330,000.

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were issued and no subsequent events occurred requiring additional accrual or disclosure.

NOTE 13. QUARTERLY FINANCIAL DATA (unaudited)

The following table sets forth unaudited selected financial information for the quarters indicated. The quarterly financial information has been derived from unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such information. The results of any quarter are not necessarily indicative of the results to be expected for any future period. The sum of certain amounts listed below differs from the annual reported total due to rounding.

	Year ended September 30, 2009 - Quarters ended			
	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009
Revenues	$ 18,307,786	$ 20,544,839	$ 19,264,467	$ 22,233,360
Operating expenses	15,418,449	15,539,153	15,589,446	17,066,307
Operating margin	2,889,337	5,005,686	3,675,021	5,167,053
General and administrative expenses	3,160,454	3,079,675	2,954,050	3,278,233
Income (loss) from operations	(271,117)	1,926,011	720,971	1,888,820
Recovery of misappropriation loss	—	585,422	78,884	112,366
Income (loss) before income taxes	(271,117)	2,511,433	799,855	2,001,186
Income tax (benefit) expense	(104,689)	969,662	308,824	772,671
Net income (loss) after provision for income taxes	$ (166,428)	$ 1,541,771	$ 491,031	$ 1,228,515
Basic earnings (loss) per common share	(0.02)	0.16	0.05	0.12
Diluted earnings (loss) per common share	(0.02)	0.16	0.05	0.12

	Year ended September 30, 2008 - Quarters ended			
	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008
Revenues	$ 18,155,761	$ 21,230,753	$ 18,711,651	$ 18,947,091
Operating expenses	14,834,568	16,178,125	14,335,282	15,896,540
Operating margin	3,321,193	5,052,628	4,376,369	3,050,551
General and administrative expenses	3,610,543	3,605,747	3,265,550	3,574,768
Income (loss) from operations	(289,350)	1,446,881	1,110,819	(524,217)
Income tax (benefit) expense	(110,607)	553,085	424,622	(200,386)
Net income (loss) after provision for income taxes	$ (178,743)	$ 893,796	$ 686,197	$ (323,831)
Basic earnings (loss) per common share	(0.02)	0.09	0.07	(0.03)
Diluted earnings (loss) per common share	(0.02)	0.09	0.07	(0.03)

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives, and we necessarily are required to apply our judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

Our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2009 and concluded that the disclosure controls and procedures were not effective because we were unable to file this Form 10-K within the time periods specified by the SEC. Our inability to file this Form 10-K within the time periods specified by the SEC was due to an investigation conducted by our Audit Committee in our fiscal year 2009 related to certain fraudulent activities involving our former Chief Financial Officer and certain other matters which required the restatement of our consolidated financial information for the seven year period ended September 30, 2008. As a result of the investigation we were unable to file, within the time periods specified by the SEC, our 2008 Form 10-K and our quarterly reports on Form 10-Q for the quarterly periods ended December 31, 2008, March 31, 2009 and June 30, 2009 ("the Late Filings"). Our 2008 Form 10-K was filed on February 2, 2010 and our quarterly reports on Form 10-Q for the quarterly periods ended December 31, 2008, March 31, 2009 and June 30, 2009 were filed on March 12, 2010.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our system of internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in conformity with accounting principles generally accepted in the United States of America. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to a change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of September 30, 2009

Changes in Internal Control over Financial Reporting

In each of the Late Filings described above, we reported material weaknesses in our internal control over financial reporting for the applicable period. During those periods we continued to remediate the material weaknesses. Our remediation efforts continued during the three month period ended September 30, 2009, at which date we believe that all the material weaknesses in our internal control over financial reporting were remediated. Accordingly, there were changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2009; however, based on our evaluation, we have concluded that there has been no change in our internal control over financial reporting during the fourth quarter of 2009 that has materially adversely affected, or is reasonably likely to materially adversely affect, our internal control over financial reporting.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board of Directors

The following table identifies the names, ages, Board term expirations, and committee memberships of our current Board members:

Name	Age	Term Expiring In	Audit Committee	Compensation Committee	Nominating Committee
Harold H. Adams, Jr.	62	2009	*		**
Joseph A. Boyle, CPA	56	2011			
Ann T. Burnett	56	2010			
Jean E. Duke, CPA	54	2010	**		*
Thomas G. Faulds	68	2011	*		*
John M. Little, Jr., M.D.	59	2011		*	
Charles M. Potok	60	2009		**	
Timothy L. Vaughn, CPA	45	2010		*	

* Member
** Chairman

Harold H. Adams, Jr. has served as one of our directors since June 1994 and since November 2006, has served as the Area President, Adams & Associates International – Arthur J. Gallagher Risk Management Services (A&AI – AJG). Prior to this, he was Chairman and owner of Adams & Associates International (A&AI) and Southern Insurance Managers (SIM) since June 1992. Additionally, Mr. Adams is Chairman and part owner of Custom Assurance Placements, Ltd., since its inception in February 2005. He served as President of Adams Eaddy and Associates, an independent insurance agency, from 1980 to 1992. In November 2006, Mr. Adams' firms, A&AI and SIM, merged with Arthur J. Gallagher Risk Management Services, Inc. He remains on as Area President of this division. Mr. Adams has been awarded the Chartered Property Casualty Underwriter designation and is currently a member of the President's Board of Visitors of Charleston Southern University in Charleston, South Carolina. He has received numerous professional awards as the result of over 39 years of involvement in the insurance industry and is a member of many professional and civic organizations. Mr. Adams was most recently reelected as a director at the annual meeting of stockholders in 2006.

Joseph A. Boyle, CPA has served as our Executive Vice President and Chief Financial Officer since December 17, 2008. He has served as the President and Chief Executive Officer of Affinity Technology Group, Inc. since January 2000 and as its Chairman since March 2001. Mr. Boyle served as Affinity's Senior Vice President and Chief Financial Officer from September 1996 until January 2000 and as Chairman and Chief Executive Officer of Surety Mortgage, Inc., a wholly owned subsidiary of Affinity, from December 1997 until December 2001. In August 2008, Affinity filed a voluntary petition in the United States Bankruptcy Court for the District of South Carolina under the provisions of Chapter 11 of the United States Bankruptcy Code. Mr. Boyle is a certified public accountant and from January 2005 until June 2006 served as Chief Operating Officer of Community Resource Mortgage, Inc., a wholly owned subsidiary of Community Bancshares, Inc. From April 2003 to August 2004, Mr. Boyle was a partner in the accounting firm of Elliott Davis, LLC. From June 1982 until August 1996, Mr. Boyle was employed by Price Waterhouse, LLP and from 1993 until 1996 was a partner in its Kansas City, Missouri office where he specialized in the financial services industry. Mr. Boyle was most recently reelected as a director at the annual meeting of stockholders in 2008.

Ann T. Burnett currently serves as Vice President of the Health Network Services division of BlueChoice HealthPlan of South Carolina, Inc. ("BlueChoice"), a Subsidiary of Blue Cross and Blue Shield of South Carolina. Ms. Burnett has been employed by BlueChoice since 1986. Ms. Burnett was appointed to our Board of Directors on April 20, 2007.

Jean E. Duke, CPA has been a financial consultant since February 2008. From October 2006 until February 2008 she served as the Chief Financial Officer of SRC, an Aetna Company. From December 2004 until October 2006, she owned a consulting business providing services primarily for insurance and financial organizations. Prior to that, Ms. Duke was affiliated with Colonial Life & Accident Insurance Company, serving in the roles of Senior Vice President, Customer & Information Services, and President & Chief Financial Officer, from August 2002 to December 2004. Ms. Duke is a certified public accountant. A graduate of Leadership Columbia, she was named the Financial Executive of the Year by the Columbia chapter of the Institute of Management Accountants, the Distinguished Young Alumni by the Moore School of Business, and was honored with the Tribute to Women and Industry award by the Young Women's Christian Association. Ms. Duke has held leadership and board positions with many professional and business organizations as well as continuing to be active in numerous community organizations. Ms. Duke was elected as a director at the annual meeting of stockholders in 2007.

Thomas G. Faulds served as President and Chief Operating Officer of the Blue Cross Blue Shield Division of Blue Cross and Blue Shield of South Carolina ("BCBS") from 1998 until his retirement on May 1, 2007, and also served as the senior officer responsible for six subsidiaries: BlueChoice HealthPlan, Planned Administrators, Inc., Companion Benefits Alternatives, Inc., Alpine Agency, Inc., Thomas H. Cooper & Company and CIMR. He was employed by BCBS since March, 1972. Mr. Faulds previously served as one of our directors between August 1996 and June 2003. On December 13, 2005, the Board of Directors appointed Mr. Faulds to our Board of Directors to fill a vacancy on the board. Mr. Faulds was most recently reelected as a director at the annual meeting of stockholders in 2008.

John M. Little, Jr., M.D., MBA has served as one of our directors since August 1998 and is currently the Vice President for HealthCare Services and Chief Medical Officer for Blue Cross Blue Shield of South Carolina. Dr. Little also served in the same position at BlueChoice HealthPlan (formerly known as Companion HealthCare Corporation) from 1994 to 2000. Prior to joining BlueChoice HealthPlan in 1994, Dr. Little served as Assistant Chairman for Academic Affairs, Department of Family Practice, Carolinas Medical Center, Charlotte, North Carolina from 1992 to 1994. Dr. Little was most recently reelected as a director at the annual meeting of stockholders in 2008.

Charles M. Potok has served as our Chairman of the Board since February 2003, and has served as one of our directors since September 1995. He has served as Executive Vice President and Chief Operating Officer of Companion Property and Casualty Company, a wholly-owned subsidiary of Blue Cross Blue Shield of South Carolina, since March 1984 and, as President of The Companion Property Casualty Group since April 2002. Mr. Potok is an Associate of the Casualty Actuarial Society and a member of the American Academy of Actuaries. Mr. Potok serves on many business and civic boards and is past President of the Indian Waters Council of the Boy Scouts of America. Mr. Potok was most recently reelected as a director at the annual meeting of stockholders in 2006.

Timothy L. Vaughn, CPA has served as Chief Financial Officer of BlueChoice HealthPlan (formerly known as Companion HealthCare Corporation) since January 2000, and Vice President of Underwriting of BlueChoice HealthPlan since October 2005. He served as TRICARE Contracts Manager for Blue Cross Blue Shield of South Carolina from 1997 to 2000. This federal program provided healthcare benefits administration for military dependents and retirees across the nation. Mr. Vaughn is a certified public accountant and has been named a Fellow in both the Academy of Healthcare Management and Life Management Institute and is currently serving as Corporate Secretary and Treasurer of EAP Alliance, Inc. in Columbia, South Carolina. He is a member of numerous professional and civic organizations. Mr. Vaughn was most recently elected as a director at the annual meeting of stockholders in 2007.

Executive Officers and Code of Ethics

Executive Officers

The following individuals constitute our current executive officers:

Name	Age	Offices Held
D. Michael Stout, M.D.	64	President and Chief Executive Officer
Joseph A. Boyle, CPA	56	Executive Vice President and Chief Financial Officer

D. Michael Stout, M.D. has served as Executive Vice President of Medical Affairs of UCI and Doctors Care, P.A. ("DC-SC") since 1985 and as President and Chief Executive Officer of UCI, UCI-SC, DC-SC and Doctors Care of Tennessee, P.C. since November 1, 2002, and of COSM since April 5, 2005. He is Board Eligible in Emergency Medicine and is a member of the American College of Emergency Physicians, the Columbia Medical Society, and the American College of Physician Executives. He graduated from Brown University Medical School in 1980 and practiced medicine for Doctors Care since 1983. Dr. Stout is the Treasurer of the Board of Directors of the South Carolina Campaign to Prevent Teen Pregnancy and serves on the Board of Directors for the local chapter of Habitat for Humanity.

Joseph A. Boyle, CPA has served as our Executive Vice President and Chief Financial Officer since March 16, 2009. From December 17, 2008 until March 16, 2009, Mr. Boyle served as our Interim Chief Financial Officer. Mr. Boyle also serves as a member of our Board of Directors and further information concerning his background and business experience is discussed above in this ITEM 9 under the caption, " DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE – Board of Directors."

Code of Ethics

We adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have filed a copy of this Code as Exhibit 14 to this Form 10-K by incorporating by reference to such Code as filed with the Securities and Exchange Commission on December 5, 2003 as Exhibit 14 to our Annual Report on Form 10-K for the year ended September 30, 2003.

Corporate Governance

The Board has standing Audit, Compensation and Nominating Committees.

Audit Committee. The Audit Committee operates under a written Charter. The Board has determined that all of the members of the Audit Committee as of September 30, 2009 met the independence criteria prescribed by the Securities and Exchange Commission and the Nasdaq Stock Market for service on the Audit Committee and that the current members of the Audit Committee continue to meet such independence criteria. The Board of Directors has determined that as of September 30, 2009, Ms. Duke was a financial expert, as that term is defined in Item 401(h)(2) of Regulation S-K under the Exchange Act. The Audit Committee met 21 times during the fiscal year ended September 30, 2009.

Compensation Committee. The Compensation Committee establishes and oversees the design and functionality of the Company's executive compensation program. The Board has determined that all of the members of the Compensation Committee are not independent within the meaning of the Nasdaq Stock Market regulations because members of the Compensation Committee are associated with BCBS. The Compensation Committee does not operate under a written Charter. The Compensation Committee met 3 times during the fiscal year ended September 30, 2009.

Nominating Committee. The Nominating Committee makes recommendations to the Board with respect to the size and composition of the Board, reviews the qualifications of potential candidates for election as director, and recommends director nominees to the Board. The Board has determined that all of the members of the Nominating Committee are independent within the meaning of the Nasdaq Stock Market regulations. The Nominating Committee operates under a written Charter. The Nominating Committee did not meet during the fiscal year ended September 30, 2009.

The Nominating Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and stockholders. As set forth in our Bylaws, any stockholder entitled to vote for the election of Directors at an annual meeting of stockholders may nominate persons for election as Directors only if written notice of such stockholder's intent to make such nomination is given, by certified mail, postage prepaid, to the Secretary of the Corporation and received at the principal offices of the Corporation at the address not less than sixty days nor more than ninety days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is not held within thirty days before or after the anniversary date of the immediately preceding annual meeting of stockholders, then for the notice by the stockholder to be timely, it must be received by our Secretary of our principal offices not later than the close of business on the tenth day following the date on which the notice of the annual meeting was actually mailed. As set forth in our Bylaws, any stockholder entitled to vote for the election of Directors may nominate persons for election of Directors to be held at a special meeting of stockholders only if written notice of such stockholder's intent to make such nomination is given, by certified mail, postage prepaid, to the Secretary of the Corporation and received at the principal offices of the Corporation not less than ten days following the date on which notice of such special meeting of stockholders is first given to the stockholders.

Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination, as they appear on our books, (b) the class and number of shares beneficially owned by such stockholder, (c) a representation that such stockholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (d) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder, (e) with respect to each nominee, (i) the nominee's name and age, (ii) the nominee's occupation and business address and telephone number, (iii) the nominee's residence address and telephone number, (iv) the number of shares of each class of our stock held directly or beneficially by the nominee, and (v) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and (f) the consent of each nominee to serve as a Director of the Corporation if elected. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to our Secretary that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a Director of the Company unless nominated in accordance with the procedures set forth in our Bylaws.

Once the Nominating Committee has identified a prospective nominee, the Nominating Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. The Committee bases this initial determination on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The Committee also bases this initial determination primarily on the need for additional Board members to fill vacancies and the likelihood that the prospective nominee can satisfy the evaluation factors described below.

If the Committee determines, in consultation with the Chairman of the Board and other Board members as appropriate, that additional consideration is warranted, it may gather additional information about the prospective nominee's background and experience. The Committee then evaluates the prospective nominee against the standards and qualifications set out in its Charter, including without limitation independence, strength of character, business or financial expertise, current or recent experience as an officer or leader of another business, experience as a director of another public company, regulatory compliance knowledge, industry trend knowledge, product/service expertise, practical wisdom, mature judgment, time availability (including the number of other boards he or she sits on in the context of the needs of the board and the company and including time to develop and/or maintain sufficient knowledge of the company and its industry), geography, age, and gender and ethnic diversity on the Board.

In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, if warranted, the Committee makes a recommendation to the Board as to the persons who should be nominated by the Board. The Board determines the nominees after considering the recommendation and report of the Committee.

The chairman of the meeting of stockholders shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the Bylaws, and should he or she so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of filings with the Securities and Exchange Commission and written representations that no other reports were required, we believe that all of our directors and officers complied during our fiscal year ended September 30, 2008 with the filing requirements under Section 16(a) of the 1934 Act.

ITEM 10. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General Overview of Executive Compensation

The Board of Directors is charged with the responsibility of administering our executive officer compensation program and determining the appropriate levels of executive compensation based on recommendations it receives from the Compensation Committee (the "Committee"). Our Chief Executive Officer has not entered into employment agreement or change in control agreement with the Company. Our Chief Financial Officer has entered into employment agreement with the Company; however, the agreement does not include any provisions covering changes in control of the Company. Over the last few years, the Board has followed an informal policy of providing our executive officers with a total compensation package that consists of a base salary, cash bonus, stock-based equity awards, deferred compensation, and various other insurance and retirement benefits.

In developing its compensation recommendations for the Board, the Committee considers the overall goals of the Company's executive compensation program. The first primary goal of our compensation program is to reward our executive officers appropriately on a performance basis. To that extent, our compensation program is designed to reward our officers both for their personal performance and also for the performance of the Company with respect to growth in assets and earnings, expansion and increases in stockholder value. Another primary goal of our program is to attract and retain competent management personnel. To that end, the Committee's objective in setting compensation is fixing salaries and other benefits at a level that is competitive enough to enable our Company to not only attract, but also to motivate, reward and retain the management talent necessary for our continued success. The final goal of the compensation program is to encourage each of our executive officers to perform. In order to accomplish this goal, the Committee sets salaries and awards bonuses and other equity awards in a manner that encourages our executive officers to perform at their highest levels in order to increase earnings and value for our stockholders.

The Committee ultimately makes all decisions about allocations between long-term and current compensation, cash and non-cash compensation, and allocations among the various forms of non-cash compensation. The members of the Committee make these decisions in their professional discretion based upon their subjective assessment of how each officer's respective allocation would best meet the overall compensation goals outlined above. In addition to our three basic compensation objectives, the Committee and Board always consider what allocation structures and compensation levels are in the overall best interests of the Company.

Elements of the Compensation Program

The Company's executive officer compensation program consists of four components: (i) base salary, (ii) incentive cash compensation and cash bonuses; (iii) stock option grants or other forms of equity awards; and (iv) deferred compensation. The Committee utilizes these four elements in their efforts to structure executive officer compensation in a way that appropriately rewards past performance, encourages future performance and provides a standard of living appropriate to each officer's experience, responsibility and accomplishments. In addition to these main elements, each executive officer also receives additional compensation through our standard benefit plans that are available to all employees of the Company. The Committee reviews base salaries from time to time and adjusts them appropriately. The Committee believes that each element of our executive compensation program is an integral part of the program and, further, that each element is necessary to achieve a proper balance of incentive and reward.

A more detailed discussion of each of these elements of executive compensation, the reasons for awarding such types of compensation, the considerations in setting the amounts of each element of compensation and the amounts actually awarded is set forth in the sections below.

Base Salary

We include base salary as a part of our executive compensation program because we believe that our executive officers are entitled to receive a level of assured cash compensation that is sufficient in light of each officer's own professional status and personal accomplishments. The base salary of each executive officer is determined by the Committee and is based in large part on the Committee's subjective assessment of the executive officer's performance (which is considered in light of their particular responsibilities and position within the Company) and our overall Company performance during prior periods. Other factors considered by the Committee in setting base salary are described below.

As noted above, the Committee primarily focuses on the Company's financial performance for the relevant period (as measured by operating income and revenue growth) in making its evaluation of each executive officer's overall performance. In addition, the Committee also considers the following factors: (i) salary norms for officers with a similar level of experience in comparable positions at comparable companies; (ii) the relative experience and skills of the particular executive officer; (iii) the level of responsibilities assigned to that officer; and (iv) the officer's historical performance in light of our corporate objectives.

For 2009, the Committee set each named executive officer's base salary as follows:

Name	2009 Base Salary
D. Michael Stout, M.D.	$348,964
Joseph A. Boyle, CPA	$222,068

In setting our chief executive officer's salary for 2009, the Committee considered the fact that (i) our chief executive officer has continued to provide the personal leadership and business acumen that is necessary for our continued success; and (ii) the growth of the Company. The Committee also considered the salary levels of other chief executive officers at similar institutions in the Southeast and set a salary level the Committee believed to be fair, both to Dr. Stout and to the Company itself.

In setting our chief financial officer's salary for 2009, the Committee took into consideration (i) the time and expertise required to comply with the complex financial regulatory and reporting requirements applicable to all reporting companies, and (ii) the growth of the Company. In addition to the above mentioned factors, the Committee also considered the salary levels of other chief financial officers at similar institutions in the Southeast and set a salary level the Committee believed to be fair, both to Mr. Boyle and to the Company itself.

Incentive Cash Compensation and Cash Bonuses

We generally include incentive cash bonuses as part of each executive officer's compensation as a mechanism for rewarding our executive officers for the Company's (or any applicable subsidiary or business unit's) achievement of certain performance objectives. Although it does operate mainly as a reward to our executive officers, the incentive cash bonuses are designed to promote the interests of the Company and its stockholders by providing our executives with financial rewards and helping to attract and retain key executives.

Generally, after the commencement of each fiscal year, the Committee determines, and informs the executive officer, of a range of incentive cash bonus, if any, which may be awarded at the conclusion of the fiscal year to such executive officer. In setting the ranges of incentive cash bonuses which could be earned, the Committee takes into account each executive officer's base salary, duties and responsibilities, as well as management's estimated revenue and pre-tax income of the Company for such fiscal year.

The Committee determines the amount of any incentive cash bonus that an executive officer receives and awards such bonuses only when the Committee deems a bonus to be appropriate, in its discretion, based on the Company's and individual executive's performance. At the conclusion of the fiscal year, the Committee determines the amount of cash incentive compensation earned by each executive officer, if any, based upon the Company's overall success, growth, and financial performance (measured in large part by the Company's revenues and pre-tax income) for the year. In 2009, there was no formal incentive compensation plan based on overall success, growth, and financial performance. Neither of our executive officers received a cash bonus in 2009.

The amount of the cash incentive compensation earned by Dr. Stout and Mr. Wells in 2008 is set forth in the "Non-Equity Incentive Plan Compensation" column of the 2008 Summary Compensation Table. Consistent with past practice, Mr. Wells and Dr. Stout received advances of $45,000 and $42,000, respectively, on the anticipated cash incentive compensation each would be due for the year ended September 30, 2008.

In addition to the above described cash incentive compensation, the Company on October 6, 2008 awarded to Mr. Wells and Dr. Stout $35,350 and $44,188, respectively, as a cash bonus to reward them for their leadership of the Company during the recent reorganization of the Company.

Stock Options and Equity Awards

During the recent reorganization of the Company, stock options and other stock-based equity awards were not utilized in the compensation of executive officers, due in part to the financial position of the Company at the time. However, following improvements in the financial health of the Company, a new equity incentive plan was adopted by the stockholders during our 2007 Annual Meeting. The Company did not issue stock options and other stock-based equity awards as compensation for services its executives performed in fiscal year 2009.

The Committee's use of equity awards as another form of incentive compensation is designed to focus management's attention on the future of the Company and also on the long-term interests of stockholders. The Company believes that equity awards are instrumental in attracting and retaining the services of outstanding personnel and in encouraging such employees to have a greater financial investment in the Company.

Deferred Compensation Plans

During June 1997, the Company's Board of Directors approved the UCI/Doctors Care Deferred Compensation Plan (the "Plan") for key employees of the Company with an effective date of June 1998. The Plan was amended and restated effective January 1, 2005. Eligibility to participate in the Plan is determined at the discretion of the Company's Board of Directors. Under the Plan, key employees may defer up to 30% of their pre-tax earnings. The Company may match up to three times the employee's contribution percentage up to a limit of 10% of the employee's pre-tax earnings. The Company's matching contribution vests immediately. Distributions from the Plan to the employee or their beneficiaries may occur if the employee resigns or is terminated, becomes disabled or deceased, reaches the normal retirement age of 65, or if there is a change of control of the Company. Participating employees may elect a lump-sum payment or be paid in annual installments; however, in no event may the employee receive the first payment until six months after the event which precipitated the distribution. For fiscal year 2009, the Company's matching contributions for Dr. Stout and Mr. Boyle were $143,726 and $26,614, respectively. The Company establishes and maintains investment accounts to fund the Deferred Compensation Plan. The deferred compensation liability increases or decreases based on the amounts deferred plus or minus earnings or losses on the deemed investment selections of the participants less any payments to participants. The Plan is a non-qualified Plan, and its assets, which consist of Company Owned Life Insurance, are subject to claims of creditors.

Other Benefits

We provide our executive officers with the same standard benefits and vacation package that all employees of the Company receive. This package includes the provision to our executive officers of the same healthcare, life and disability insurance benefits that we provide all other employees of the Company. It also includes making contributions to our 401(k) plan on each officer's behalf pursuant to our standard 401(k) matching plan.

REPORT OF COMPENSATION COMMITTEE

The Compensation Committee establishes and oversees the design and functionality of the Company's executive compensation program. We have reviewed and discussed the foregoing Compensation Discussion and Analysis ("CD&A") with management of the Company. Based on this review and discussion, we recommended to the Board of Directors that the CD&A be included in this Report.

Submitted by the members of the Compensation Committee of the Board of Directors:

Charles M. Potok (Chair)

John M. Little, Jr., M.D.

Timothy L. Vaughn, CPA

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been our executive officer or employee or an executive officer or employee of any of our subsidiaries. None of the members of the Compensation Committee is or has been a member of the compensation committees of another entity. None of our executive officers are or have been a member of the compensation committee, or a director, of another entity.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Award	Non-Equity Incentive Plan Compensation	All Other Compensation (1)	Total
D. Michael Stout, MD .... *President and Chief Executive Officer*	2009	$ 348,964	$ —	$ —	$ —	$ 169,496	$ 518,460
	2008	348,964	44,188	32,062	113,413	163,079	701,706
	2007	338,800	—	—	84,022	167,742	590,564
Joseph A. Boyle, CPA .... *Executive Vice President and Chief Financial Officer*	2009	111,000 (3)	—	—	—	25,614	136,614
Jerry F. Wells, CPA ...... *Former Executive Vice President and Chief Financial Officer and Corporate Secretary*	2008	222,068	35,350	25,650	58,293 (2)	121,816	463,177
	2007	215,600	—	—	44,845	129,308	389,753

(1) Amounts set forth under the caption, "All Other Compensation" includes the Company's contribution to the respective executives' deferred compensation plan account. See the table below under the caption "NON-QUALIFIED DEFERRED COMPENSATION" for additional information. In addition, the amounts include payments for automobile allowances paid in lieu of mileage reimbursements, health insurance supplements and for Dr. Stout, reimbursement for long-term disability insurance. Automobile allowances totaled $12,350 for Dr. Stout in 2009, 2008 and 2007 and $12,350 for Mr. Wells in 2008 and 2007. Health insurance supplements totaled $3,150 for Dr. Stout in 2009 and 2008 and $3,250 in 2007 and $3,350 and $3,250 for Mr. Wells in 2008 and 2007, respectively. Dr. Stout was reimbursed $10,270, $10,161 and $11,342 in 2009, 2008 and 2007, respectively, for long-term disability insurance premiums.

(2) Mr. Wells' employment was terminated on December 17, 2008 as a result of the discovery of improper expense reimbursements he claimed and other fraudulent activities in which he engaged. Prior to the date of the discovery of theses matters, Mr. Wells was paid $45,000 under the Company's Non-Equity Incentive Plan. The remaining $13,293 was not paid to Mr. Wells.

(3) Mr. Boyle's salary information is for the period March 16, 2009 through September 30, 2009. From December 17, 2008 until March 16, 2009 (the date on which he became an employee of the Company), Mr. Boyle worked as Interim Chief Financial Officer on a contractual basis. During that period he was paid $64,080 for his services.

2009 OPTION EXERCISES AND STOCK VESTED

During 2009, our executive officers were not awarded any stock options or stock, nor did they exercise any stock options or vest in any stock awards.

NON-QUALIFIED DEFERRED COMPENSATION (1)

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY (2)	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
D. Michael Stout, MD	$47,956	$143,726	$(152,200)	—	$1,041,034
Joseph A. Boyle, CPA	8,538	25,614	885	—	35,037

(1) The significant provisions of the Company's Deferred Compensation Plan are discussed in this Form 10-K under the caption, Part III – Item 10. – EXECUTIVE COMPENSATION – Compensation Discussion and Analysis – Elements of Compensation Program – Deferred Compensation Plans."

(2) These amounts are included in the respective Executive's 2008 "All Other Compensation" column of the Summary Compensation Table above.

2009 GRANTS OF PLAN-BASED AWARDS

During 2009, our executive officers were not granted any plan-based awards.

DIRECTOR COMPENSATION

Currently, members of our Board receive the following retainer fees: $6,000 per fiscal year for the Chairman, $5,000 per year for Committee members, and $4,000 per year for all other members of the Board. We also reimburse directors for out-of-pocket expenses reasonably incurred by them in the discharge of their duties as directors. Compensation we paid to our Directors for the year ended September 30, 2009 is as follows:

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Other Compensation ($)	Total ($)
Harold H. Adams, Jr.	$5,000	—	—	—	—	—	$5,000
Joseph A. Boyle, CPA	$4,000	—	—	—	—	—	$4,000
Ann T. Burnett	$4,000	—	—	—	—	—	$4,000
Jean E. Duke, CPA	$5,000	—	—	—	—	—	$5,000
Thomas G. Faulds	$5,000	—	—	—	—	—	$5,000
John M. Little, Jr., M.D. ...	$5,000	—	—	—	—	—	$5,000
Charles M. Potok	$6,000	—	—	—	—	—	$6,000
Timothy L. Vaughn, CPA ..	$5,000	—	—	—	—	—	$5,000

(1) Amounts in this column reflect amounts paid in cash in fiscal 2009. In addition, we paid members of our Audit Committee additional compensation in fiscal year 2010 for the services they rendered related to the investigation of the fraudulent activities of our former Chief Financial Officer. The compensation paid to each member was determined based on the number of Audit Committee meetings the member attended and the additional time each member individually devoted to the investigation and related activities. Ms. Duke, Mr. Adams and Mr. Faulds were paid additional fees of $17,625, $8,250 and $6,875, respectively, in 2010 related to the investigation and related activities.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of March 31, 2010. Information is presented for (i) stockholders owning more than five percent of the outstanding common stock as indicated in their respective Schedule 13D filings as filed with the Securities and Exchange Commission as of March 31, 2010, (ii) each of our directors, each nominee for director, and each of our executive officers individually, and (iii) all of our directors and executive officers, as a group. The percentages are calculated based on 9,934,072 shares of common stock outstanding on March 31, 2010.

Name	Shares Beneficially Owned (1)	Percentage
Blue Cross and Blue Shield of South Carolina (2)	6,726,019	67.71%
Bandera Partners LLC (3)	1,323,357	13.32%
Harold H. Adams, Jr.	2,500	*
Joseph A. Boyle, CPA	0	0
Ann T. Burnett	0	0
Jean E. Duke, CPA	2,000	*
Thomas G. Faulds.	5,000	*
John M. Little, Jr., M.D.	0	0
Charles M. Potok	5,000	*
Timothy L. Vaughn, CPA.	0	0
D. Michael Stout, M.D.	307,310	3.09%
All current directors and executive officers As a group (9 persons)	321,810	3.24%

* Amount represents less than 1.0 percent.

(1) Beneficial ownership reflected in the table is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise specified, each of the stockholders named in the table has indicated to us that such stockholder has sole voting and investment power with respect to all shares of common stock beneficially owned by that stockholder.

(2) The business address of the named beneficial owner is I-20 at Alpine Road, Columbia, SC 29219. The shares reflected in the table are held of record by BlueChoice HealthPlan ("BlueChoice") [formerly known as Companion HealthCare Corporation 'CHC'] 6,107,838 shares and Companion Property & Casualty Corporation ("CP&C") 618,181 shares, wholly owned subsidiaries of Blue Cross Blue Shield of South Carolina.

(3) This information is based on a Schedule 13D filed with the SEC on February 8, 2010 (the "Schedule 13D"). The business address of the named beneficial owner is 26 Broadway, Suite 1607, New York, New York 10004. The named beneficial holder has indicated in filings with the Securities Exchange Commission that the shares are indirectly beneficially owned by Bandera Partners, LLC, Gregory Bylinsky and Jefferson Gramm (the "Master Fund Shares") are directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership ("Bandera Master Fund"). Bandera Partners LLC is the investment manager of Bandera Master Fund and may be deemed to have beneficiary ownership of the Master Fund Shares by virtue of the sole and exclusive authority granted to Bandera Partners LLC by Bandera Master Fund to vote and dispose of the Master Fund Shares. Mr. Bylinsky and Mr. Gramm may be deemed to have beneficial ownership of the Master Fund Shares in their capacities as Managing Partners, Managing Directors and

Portfolio Managers of Bandera Partners LLC. Mr. Bylinsky also has reported direct ownership of an additional 15,011 shares and Mr. Gramm has reported direct ownership of an additional 20,500 shares.

The Schedule 13D states that Bandera Master Fund intends to seek representation on the Company's Board of Directors, and that it or its affiliates may hold discussions with or otherwise communicate with the Company's management and the Board or Directors and other representatives of the Company, or other stockholders and relevant parties, regarding these matters. The Schedule 13D further states that one or more members of Bandera Master Fund or its affiliates may also hold discussions or otherwise communicate with such Company parties regarding any one or more of the following: the acquisition or disposition of additional securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; a change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Company; any other material change to the Company's business or corporate structure; any changes to the Company's Certificate of Incorporation, Bylaws, or comparable instruments or other actions that may impede the acquisition of control of the Company by any person; causing a class of Company securities (to the extent then listed or quoted) to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system; the eligibility for termination of registration of the Company's equity securities pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to the foregoing. The Schedule 13D further advises that the Bandera Master Fund or any of its affiliates may purchase from time to time in the open market or privately negotiated purchases additional Company securities, options or derivatives related thereto, and may dispose of all or a portion of its shares of the Company's Common Stock at any time.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Administrative Services Agreements

As used herein, the term UCI-SC refers to UCI Medical Affiliates of South Carolina, Inc., our wholly-owned subsidiary; the term DC-SC refers to Doctors Care P.A., a professional corporation affiliated with us; the term DC-TN refers to Doctor's Care of Tennessee, P.C., a professional corporation affiliated with us; the term PPT refers to Progressive Physical Therapy, P.A., a professional corporation affiliated with us; the term COSM refers to Carolina Orthopedic & Sports Medicine, P.A., a professional corporation affiliated with us; and the term P.A. refers collectively to DC-SC, DC-TN, PPT and COSM.

UCI-SC has entered into Administrative Services Agreements with each P.A. Under these Administrative Services Agreements, which have an initial term of forty years, UCI-SC performs all non-medical management for the P.A. and has exclusive authority over all aspects of the business of the P.A. (other than those directly related to the provision of patient medical services or as otherwise prohibited by state law). The non-medical management provided by UCI-SC includes, among other functions, treasury and capital planning, financial reporting and accounting, pricing decisions, patient acceptance policies, setting office hours, contracting with third-party payers, and all administrative services. UCI-SC provides all of the resources (systems, procedures and staffing) to bill third-party payers or patients, and provides all of the resources (systems, procedures and staffing) for cash collection and management of accounts receivables, including custody of the lockbox where cash receipts are deposited. From the cash receipts, UCI-SC pays all physician and physical therapist salaries, and all other operating expenses of the centers and of UCI-SC. UCI-SC sets compensation guidelines for the licensed medical professionals at the P.A. and establishes guidelines for establishing, selecting, hiring, and firing of the licensed medical professionals. UCI-SC also negotiates and executes substantially all of the provider contracts with third-party payers, with the P.A. executing certain of the contracts at the request of a minority of payers. UCI-SC does not loan or otherwise advance funds to any P.A. for any purpose.

During our fiscal years ended September 30, 2009 and 2008, the P.A. received an aggregate of approximately $80,350,000 and $77,045,000, respectively, in fees prior to deduction by the P.A. of their payroll and other related deductible costs covered under the Administrative Services Agreements. For accounting purposes, we combine the operations of the P.A. with our operations, as reflected in our consolidated financial statements.

D. Michael Stout, M.D. is the sole shareholder of DC-SC, DC-TN and COSM, and since November 1, 2002, has served as the President and Chief Executive Officer of UCI, UCI-SC, DC-SC and DC-TN. Since its incorporation on April 1, 2005, Dr. Stout has served as the President of COSM. Prior to November 1, 2002, Dr. Stout was the Executive Vice President of Medical Affairs for UCI and UCI-SC, and was the President of DC-SC and DC-TN. Barry E. Fitch, P.T. is the sole shareholder of PPT and has served as its President since the incorporation of PPT on April 5, 2005.

Other Transactions with Related Parties

As of September 30, 2009, BlueChoice HealthPlan, a wholly owned subsidiary of Blue Cross Blue Shield of South Carolina ("BCBS"), owns 6,107,838 shares of our common stock and Companion Property and Casualty Insurance Company another wholly owned subsidiary of BCBS, owns 618,181 shares of our common stock, which combine to approximately 67.71 percent of our outstanding common stock. The following is a historical summary of purchases of our common stock by BCBS subsidiaries from us.

Date Purchased	Blue Cross Blue Shield of South Carolina Subsidiary	Number of Shares	Price per Share	Total Purchase Price
12/10/93	BlueChoice HealthPlan	333,333	$1.50	$ 500,000
06/08/94	BlueChoice HealthPlan	333,333	3.00	1,000,000
01/16/95	BlueChoice HealthPlan	470,588	2.13	1,000,000
05/24/95	BlueChoice HealthPlan	117,647	2.13	250,000
11/03/95	BlueChoice HealthPlan	218,180	2.75	599,995
12/15/95	BlueChoice HealthPlan	218,180	2.75	599,995
03/01/96	BlueChoice HealthPlan	315,181	2.75	866,748
06/04/96	Companion Property and Casualty	218,181	2.75	599,998
06/23/97	Companion Property and Casualty	400,000	1.50	600,000

Our common stock acquired by BlueChoice and CP&C was purchased pursuant to exemptions from the registration requirements of federal securities laws available under Section 4(2) of the 1933 Act. Consequently, the ability of the holders to resell such shares in the public market is subject to certain limitations and conditions. BlueChoice and CP&C purchased these shares at share prices below market value at the respective dates of purchase in part as a consequence of the lower issuance costs incurred by us in the sale of these unregistered securities and in part as consequence of the restricted nature of the shares. BlueChoice and CP&C have the right to require registration of the stock under certain circumstances as described in the respective stock purchase agreements.

From time to time, BlueChoice has purchased additional shares of our common stock directly from other stockholders of the company. We were not a party to those transactions.

BlueChoice and CP&C have the option to purchase as many shares from us as may be necessary for BCBS and its subsidiaries in the aggregate to obtain and maintain ownership of 48 percent of the outstanding common stock. To the extent either of these BCBS subsidiaries exercises its right in conjunction with a sale of voting stock by us, the price to be paid by such entity is the average price to be paid by the other purchasers in that sale. Otherwise, the price is the average closing bid price of our voting stock on the ten trading days immediately preceding the election by a BCBS subsidiary to exercise its purchase rights. Consequently, to the extent either of the BCBS subsidiaries elects to exercise any or a portion of its rights under these anti-dilution agreements, the sale of shares of common stock to a BCBS subsidiary will have the effect of reducing the percentage voting interest in us represented by a share of the common stock.

During the fiscal year ended September 30, 1994, UCI-SC entered into an agreement with CP&C pursuant to which UCI-SC, through DC-SC, acts as the primary care provider for injured workers of firms carrying worker's compensation insurance through CP&C. We believe the terms of the agreement with CP&C to be no more or less favorable to UCI-SC than those that would have been obtainable through arm's-length negotiations with unrelated third parties for similar arrangements. In addition, in 2008 the Company maintained an employee dishonesty policy with CP&C and has filed a proof of loss and claim pursuant to that policy. The claim relates to the fraudulent activities of the Company's former Chief Financial Officer.

UCI-SC, through DC-SC, provides services to members of a health maintenance organization operated by BlueChoice who have selected DC-SC as their primary care provider. We believe the terms of the agreement with BlueChoice to be no more or less favorable to UCI-SC than those that would have been obtainable through arm's-length negotiations with unrelated third parties for similar arrangements.

Director Independence

The Board has determined that Harold H. Adams, Jr., Jean E. Duke, CPA and Thomas G. Faulds meet the independence criteria prescribed by the Nasdaq Stock Market. Joseph A. Boyle, CPA is not considered independent because he now serves as the Company's Executive Vice President and Chief Financial Officer. Ann T. Burnett, John M. Little, Jr., M.D., Charles M. Potok and Timothy L. Vaughn, CPA are not considered independent because each is associated with BCBS, the majority stockholder of the Company.

ITEM 13. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table presents fees for professional services rendered by Elliott Davis for the audit of our annual financial statements for fiscal years 2009 and 2008 together with fees for audit-related services, tax services and other services rendered by Elliott Davis for those periods. The fees set forth under the caption, "Audit Fees – Fiscal Year 2008," include the fees we paid Elliott Davis to audit our annual consolidated financial statements for the year ended September 30, 2008 and the fees to re-audit our consolidated financial statements for the two year period ended September 30, 2007.

	Fiscal Year 2009	Fiscal Year 2008
Audit Fees (1)	$ 145,000	$ 305,000
Tax Fees (2)	25,000	19,100
Audit-related Fees (3)	10,500	64,125
All Other Fees (4)	—	13,850
	$ 180,500	$ 402,075

(1) Audit fees consisted primarily of the audit of the Company's annual financial statements and for reviews of the consolidated financial statements included in the Company's annual report on Form 10-K and quarterly reports on Form 10-Q. These fees include amounts paid or expected to be paid for each year's respective audit.

(2) Tax fees include fees for the preparation of the Company's income tax returns.

(3) Audit-related fees include fees for the audit of the Company's 401(k) plan for 2008 and fees related to reading and commenting on the Company's regulatory filings. The amounts included in the column labeled "Fiscal Year 2008" include services rendered in connection with assisting the Company, under the direction of management, with preliminary compliance associated with the Sarbanes Oxley act of 2002 and include fees incurred by Elliott Davis' resources.

(4) All other fees include fees for services rendered in connection with a tax segregation study and in connection with an analysis of medical insurance contract processes.

All audit, audit-related and tax services were pre-approved by the Audit Committee, which concluded that provision of such services by the respective Independent registered accounting firm was compatible with the maintenance of the firms' independence in the conduct of its auditing functions.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Consolidated Financial Statements

The Consolidated Financial Statements listed on the Index to the Consolidated Financial Statements on page 29 are filed as part of this Form 10-K.

(a)(2) Financial Statement Schedules Required by Item 7.

(a)(3) Exhibits

A listing of the exhibits to the Form 10-K is set forth on the Exhibit Index that immediately precedes such exhibits in this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant, UCI Medical Affiliates, Inc., has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI MEDICAL AFFILIATES, INC.	**Date**
/s/ D. MICHAEL STOUT, M.D. D. Michael Stout, M.D. Its: President and Chief Executive Officer	April 8, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ D. MICHAEL STOUT, M.D. **D. Michael Stout, M.D.**	President and Chief Executive Officer (principal executive officer)	April 8, 2010
/s/ JOSEPH A. BOYLE, CPA **Joseph A. Boyle, CPA**	Executive Vice President and Chief Financial Officer, and Director (principal financial and accounting officer)	April 8, 2010
/s/ HAROLD H. ADAMS, JR., CPCU **Harold H. Adams, Jr., CPCU**	Director	April 8, 2010
/s/ CHARLES M. POTOK **Charles M. Potok**	Director	April 8, 2010
/s/ THOMAS G. FAULDS **Thomas G. Faulds**	Director	April 8, 2010
/s/ JOHN M. LITTLE, JR., M.D., MBA **John M. Little, Jr., M.D., MBA**	Director	April 8, 2010
/s/ TIMOTHY L. VAUGHN, CPA **Timothy L. Vaughn, CPA**	Director	April 8, 2010
/s/ JEAN E. DUKE, CPA **Jean E. Duke, CPA**	Director	April 8, 2010
/s/ ANN THOMAS BURNETT **Ann Thomas Burnett**	Director	April 8, 2010

UCI MEDICAL AFFILIATES, INC.
EXHIBIT INDEX

Exhibit Number	Description
2.1	Order of Confirmation of UCI Medical Affiliates, Inc. ("UCI") Dated August 7, 2002 (Incorporated by reference to Exhibit 2.1 on the Form 8-K filed August 16, 2002)
2.2	Order of Confirmation of UCI Medical Affiliates of South Carolina Dated August 5, 2002 (Incorporated by reference to Exhibit 2.2 on the Form 8-K filed August 16, 2002)
2.3	Order of Confirmation of UCI Medical Affiliates of Georgia, Inc. Dated August 7, 2002 (Incorporated by reference to Exhibit 2.3 on the Form 8-K filed August 16, 2002)
2.4	Order of Confirmation of Doctors Care, P.A. Dated August 8, 2002 (Incorporated by reference to Exhibit 2.4 on the Form 8-K filed August 16, 2002)
2.5	Order of Confirmation of Doctors Care of Tennessee, P.C. Dated August 6, 2002 (Incorporated by reference to Exhibit 2.5 on the Form 8-K filed August 16, 2002)
2.6	Order of Confirmation of Doctors Care of Georgia, P.C. Dated August 7, 2002 (Incorporated by reference to Exhibit 2.6 on the Form 8-K filed August 16, 2002)
2.7	Plan of Reorganization for UCI (Incorporated by reference to Exhibit 2.7 on the Form 8-K filed August 16, 2002)
2.8	Plan of Reorganization for UCI Medical Affiliates of South Carolina, Inc. (Incorporated by reference to Exhibit 2.8 on the Form 8-K filed August 16, 2002)
2.9	Plan of Reorganization of UCI Medical Affiliates of Georgia, Inc. (Incorporated by reference to Exhibit 2.9 on the Form 8-K filed August 16, 2002)
2.10	Plan of Reorganization of Doctors Care, P.A. (Incorporated by reference to Exhibit 2.10 on the Form 8-K filed August 16, 2002)
2.11	Plan of Reorganization of Doctors Care of Tennessee, P.C. (Incorporated by reference to Exhibit 2.11 on the Form 8-K filed August 16, 2002)
2.12	Plan of Reorganization for Doctors Care of Georgia, P.C. (Incorporated by reference to Exhibit 2.12 on the Form 8-K filed August 16, 2002)
2.13	Joint Disclosure Statement Filed as of May 3, 2002 (Incorporated by reference to Exhibit 2.13 on the Form 8-K filed August 16, 2002)
2.14	Addendum to Joint Disclosure Statement and Plans of Reorganization Filed as of June 14, 2002 (Incorporated by reference to Exhibit 2.14 on the Form 8-K filed August 16, 2002)
2.15	Second Addendum to Plans of Reorganization Filed as of July 29, 2002 (Incorporated by reference to Exhibit 2.15 on the Form 8-K filed August 16, 2002)
3.1	Amended and Restated Certificate of Incorporation of UCI filed with the Delaware Secretary of State as of July 27, 1994 (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
3.2	Amended and Restated Bylaws of UCI dated as of November 23, 1993 (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
3.3	Amendment to Amended and Restated Bylaws of UCI dated as of August 21, 1996 (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)

Exhibit Number	Description
3.4	Amendment to Amended and Restated Bylaws of UCI dated as of August 15, 2002 (Incorporated by reference to Exhibit 3.4 on the Form 8-K filed as of October 28, 2002)
3.5	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State as of February 24, 1999 (Exhibit 3.5 on the Form 10-K filed for fiscal year 2002)
4.1	The rights of security holders of the registrant are set forth in the registrant's Certificate of Incorporation and Bylaws, as amended, included as Exhibits 3. 1 through 3. 5
10.17	Administrative Services Agreement dated April 24, 1998 by and between Doctors Care of Georgia, P.C. and UCI Medical Affiliates of Georgia, Inc. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.18	Administrative Services Agreement dated April 24, 1998 by and between Doctors Care of Tennessee, P.C. and UCI Medical Affiliates of Georgia, Inc. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.19	Administrative Services Agreement dated August 11, 1998 between UCI Medical Affiliates of South Carolina, Inc. and Doctors Care, P.A. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.21	Stock Purchase Option and Restriction Agreement dated September 1, 1998 by and among D. Michael Stout, M.D.; UCI Medical Affiliates of Georgia, Inc. and Doctors Care of Georgia, P.C. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.22	Stock Purchase Option and Restriction Agreement dated July 15, 1998 by and among D. Michael Stout, M.D.; UCI Medical Affiliates of Georgia, Inc.; and Doctors Care of Georgia, P.C. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.31	Stock Purchase Option and Restriction Agreement dated as of October 31, 2002 by and among D. Michael Stout, M.D.; UCI Medical Affiliates of South Carolina, Inc.; and Doctors Care, P.A. (Incorporated by reference to Exhibit 10.31 filed on Form 10-K for fiscal year 2002)
10.32*	UCI Medical Affiliates, Inc. 2007 Equity Incentive Plan (Incorporated by reference to Exhibit 10.32 filed on Form 10-K for fiscal year 2007)
10.33*	The Executive Nonqualified Excess Plan (Incorporated by reference to Exhibit 10.33 filed on Form 10-K for fiscal year 2007)
10.34*	The Executive Nonqualified Excess Plan Adoption Agreement (Incorporated by reference to Exhibit 10.34 filed on Form 10-K for fiscal year 2007)
10.35	BB&T Promissory Note (Incorporated by reference to Exhibit 10.35 filed on Form 10-Q for quarter ended June 30, 2008)
10.36	Carolina First Promissory Note (Incorporated by reference to Exhibit 10.36 filed on Form 10-Q for quarter ended June 30, 2008)
10.37*	Employment Agreement of Joseph A. Boyle dated March 16, 2009 (Incorporated by reference to Exhibit 10.37 filed on Form 8-K on March 18, 2009)
10.38	First Amended and Restated Loan Agreement dated November 23, 2009, by and among UCI Medical Affiliates, Inc.; UCI Medical Affiliates of South Carolina, Inc.; Doctors Care, P.A.; Doctor's Care of Tennessee, P.C.; Progressive Physical Therapy, P.A.; Carolina Orthopedic & Sports Medicine, P.A.; and Branch Banking and Trust Company (Incorporated by reference to Exhibit 10.38 filed on Form 8-K on December 2, 2009).

Exhibit Number	Description
10.39	Second Amendment and Modification to Loan Agreement dated November 23, 2009, by and between UCI Properties, LLC and Branch Banking and Trust Company (Incorporated by reference to Exhibit 10.39 filed on Form 8-K on December 2, 2009).
14	Code of Ethics dated as of November 25, 2003 (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
21	Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21 filed on Form 10-K for fiscal year 2007)
23#	Consent of Independent Auditors
31.1#	Rule 13a-14(a)/15d-14(a) Certification of D. Michael Stout, M.D.
31.2#	Rule 13a-14(a)/15d-14(a) Certification of Joseph A. Boyle, CPA
32#	Section 1350 Certification
99#	Press Release dated April 8, 2010

\# Filed herewith

* Denotes a management contract or compensatory plan or arrangement.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements Nos. 333-02943 and 333-142750 on Form S-8 of UCI Medical Affiliates, Inc. of our report dated April 8, 2010, relating to our audits of the consolidated financial statements which appear in the Annual Report on Form 10-K of UCI Medical Affiliates, Inc. for the year ended September 30, 2009.

/s/ ELLIOTT DAVIS, LLC

Columbia, South Carolina
April 8, 2010

EXHIBIT 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, D. Michael Stout, M.D., certify that:

1. I have reviewed this report on Form 10-K of UCI Medical Affiliates, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 8, 2010

/s/ D. MICHAEL STOUT, M.D.
D. Michael Stout, M.D.
President & Chief Executive Officer

EXHIBIT 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Joseph A. Boyle, certify that:

1. I have reviewed this report on Form 10-K of UCI Medical Affiliates, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 8, 2010

/s/ JOSEPH A. BOYLE, CPA
Joseph A. Boyle, CPA
Executive Vice President and Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of UCI Medical Affiliates, Inc. ("UCI"), that, to his knowledge, the Annual Report of UCI on Form 10-K for the period ended September 30, 2009, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of UCI. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 10-K. A signed original of this statement has been provided to UCI and will be retained by UCI and furnished to the Securities and Exchange Commission or its staff upon request.

April 8, 2010

/s/ D. Michael Stout, M.D.
D. Michael Stout, M.D.
President and Chief Executive Officer

/s/ Joseph A. Boyle, CPA
Joseph A. Boyle, CPA
Executive Vice President and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended: December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from: ______ to ______

Commission file number 0-13265

UCI MEDICAL AFFILIATES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**59-2225346**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1818 Henderson Street
Columbia, SC 29201
(Address of principal executive offices)

(803) 782-4278
(Registrant's telephone number including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Indicate by checkmark whether the registrant filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

APPLICABLE ONLY TO CORPORATE ISSUERS

The number of shares outstanding of the registrant's common stock, $.05 par value, was 9,934,072 at May 30, 2010.

UCI MEDICAL AFFILIATES, INC.

INDEX

PART 1. FINANCIAL INFORMATION

Item 1. Financial Statements

UCI Medical Affiliates, Inc.
Condensed Consolidated Balance Sheets

	(unaudited) **December 31, 2009**	**September 30, 2009**
Assets		
Current Assets		
Cash	$ 2,452,861	$ 2,755,156
Accounts receivable, net of allowance for doubtful accounts of $1,458,042 and $1,547,367	6,016,515	6,648,194
Inventory	1,196,903	1,196,903
Income taxes receivable	426,711	411,948
Deferred taxes	1,528,122	1,374,385
Prepaid expenses and other current assets	828,402	434,613
Total current assets	12,449,514	12,821,199
Property and equipment, less accumulated depreciation of $16,087,664 and $15,959,380	14,014,004	14,203,029
Leased property under capital leases, less accumulated amortization of $2,119,807 and $1,911,931	13,071,921	13,279,797
Deferred taxes	—	114,805
Restricted investments	1,873,885	1,765,294
Goodwill, less accumulated amortization of $2,493,255	3,350,501	3,350,501
Other assets	568,409	382,733
Total Assets	$45,328,234	$45,917,358
Liabilities and Stockholders' Equity		
Current liabilities		
Line of credit	$ 50,859	$ —
Current portion of long-term debt	976,507	924,839
Obligations under capital leases	306,670	327,031
Accounts payable	647,135	865,119
Payable to patients and insurance carriers	1,858,338	1,927,039
Accrued salaries and payroll taxes	3,265,851	3,736,387
Accrued compensated absences	662,024	618,025
Other accrued liabilities	1,056,759	1,202,535
Total current liabilities	8,824,143	9,600,975
Long-term liabilities		
Deferred tax liability	201,051	—
Deferred compensation liability	1,573,402	1,461,002
Long-term debt, net of current portion	3,339,880	3,620,439
Obligations under capital leases	13,643,938	13,723,419
Total long-term liabilities	18,758,271	18,804,860
Total Liabilities	27,582,414	28,405,835
Commitments and contingencies	—	—
Stockholders' Equity		
Preferred stock, par value $.01 per share: Authorized shares - 10,000,000; none issued	—	—
Common stock, par value $.05 per share: Authorized shares - 50,000,000; issued - 9,945,472 shares; outstanding - 9,934,072 shares	497,274	497,274
Treasury stock - 11,400 shares	(31,350)	(31,350)
Paid-in capital	22,173,993	22,173,993
Accumulated deficit	(4,894,097)	(5,128,394)
Total Stockholders' Equity	17,745,820	17,511,523
Total Liabilities and Stockholders' Equity	$45,328,234	$45,917,358

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI Medical Affiliates, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended December 31,	
	2009	**2008**
Revenues	$21,868,730	$18,307,786
Operating expenses	18,172,658	15,418,449
Operating margin	3,696,072	2,889,337
General and administrative expenses	3,314,419	3,160,454
Income (loss) before income taxes	381,653	(271,117)
Income tax (expense) benefit	(147,356)	104,689
Net income (loss)	$ 234,297	$ (166,428)
Basic income (loss) per share	$ 0.02	$ (0.02)
Basic weighted average common shares outstanding	9,934,072	9,943,768
Diluted income (loss) per share	$ 0.02	$ (0.02)
Diluted weighted average common shares outstanding	9,934,072	9,943,768

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI Medical Affiliates, Inc.
Condensed Consolidated Statement of Changes in Stockholders' Equity
(unaudited)

	Three Months Ended December 31, 2009					
	Common Stock		Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at September 30, 2009	9,945,472	$497,274	$22,173,993	$(31,350)	$(5,128,394)	$17,511,523
Net income					234,297	234,297
Balance at December 31, 2009	9,945,472	$497,274	$22,173,993	$(31,350)	$(4,894,097)	$17,745,820

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI Medical Affiliates, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended December 31,	
	2009	**2008**
Operating activities:		
Net income (loss)	$ 234,297	$ (166,428)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Provision for losses on accounts receivable	528,801	522,179
Depreciation and amortization	804,169	744,441
Loss on disposal	1,273	—
Deferred taxes	162,119	(104,678)
Unrealized (gain) loss on restricted investments	(39,629)	328,494
Changes in operating assets and liabilities:		
Accounts receivable	102,878	(185,563)
Inventory	—	(10,000)
Income taxes receivable	(14,763)	(225,000)
Prepaid expenses and other current assets	(393,789)	(174,723)
Accounts payable and accrued expenses	(858,998)	352,177
Deferred compensation	112,400	(183,066)
Cash provided by operating activities	638,758	897,833
Investing activities:		
Purchases of property and equipment	(408,541)	(1,287,133)
Increase in other assets	(185,676)	(180)
Purchase of restricted investments	(68,962)	(171,744)
Cash used in investing activities	(663,179)	(1,459,057)
Financing activities:		
Net borrowings on line of credit	50,859	510,239
Principal payments on notes payable	(228,891)	(255,638)
Principal payments on capital lease obligations	(99,842)	(88,407)
Cash (used) provided by financing activities	(277,874)	166,194
Decrease in cash	(302,295)	(395,030)
Cash at beginning of period	2,755,156	769,649
Cash at end of period	$2,452,861	$ 374,619
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 389,571	$ 307,401
Income taxes	$ —	$ 225,000
Supplemental disclosure of non-cash investing and financing activities:		
Capital lease obligations incurred	$ —	$ 1,070,334
Issuance of common stock for compensation	$ —	$ 70,537

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI MEDICAL AFFILIATES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1. BUSINESS AND BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of those of a normal recurring nature) considered necessary for a fair presentation have been included. Operating results for the three month period ended December 31, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2010. For further information, refer to the audited consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended September 30, 2009.

UCI Medical Affiliates, Inc. ("UCI") is a Delaware corporation incorporated on August 25, 1982. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. ("UCI-SC"), UCI provides nonmedical management and administrative services for a network of 67 freestanding medical centers, 66 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (43 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 20 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina).

Principles of Consolidation

The consolidated financial statements include the accounts of UCI, UCI-SC, UCI Properties, LLC ("UCI-LLC"), Doctors Care, P.A., Progressive Physical Therapy, P.A. ("PPT"), Carolina Orthopedic & Sports Medicine, P.A. ("COSM"), and Doctors Care of Tennessee, P.C. (the four together as the "P.A." and together with UCI, UCI-SC and UCI-LLC, the "Company"). Because of the corporate practice of medicine laws in the states in which the Company operates, the Company does not own medical practices but instead enters into exclusive long-term management and administrative services agreements with the P.A.s that operate the medical practices. UCI-SC, in its sole discretion, can effect a change in the nominee shareholder of each of the P.A.s at any time for a payment of $100 from the new nominee shareholder to the old nominee shareholder, with no limits placed on the identity of any new nominee shareholder and no adverse impact resulting to UCI-SC or the P.A. from such change. Because of the agreements between UCI-SC and the P.A.s, and the rights held by UCI-SC under those agreements, the financial statements of the P.A.s are consolidated with UCI, UCI-SC and UCI-LLC, in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions are eliminated in consolidation, including management fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, goodwill and intangible assets, income taxes, contingencies, and revenue recognition. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the near term.

New Accounting Pronouncements

In October 2009, an update was issued to ASC 605, Revenue Recognition, to provide guidance requiring companies to allocate revenue in multi-element arrangements. Under this guidance, products or services (deliverables) must be accounted for separately rather than as a combined unit utilizing a selling price hierarchy to determine the selling price of a deliverable. The selling price is based on vendor-specific evidence, third-party evidence or estimated selling price. The amendments in the update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Company does not expect the new guidance to have any material impact on its financial statements.

Guidance related to subsequent events was amended in February 2010 to remove the requirement for an SEC filer to disclose the date through which subsequent events were evaluated. The amendments were effective upon issuance and had no significant impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were issued and no subsequent events occurred requiring additional accrual or disclosure.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. Such reclassifications had no material impact on the Company's financial position, results of operations or cash flows.

NOTE 2. INVENTORY

The Company's inventory consists of medical supplies and drugs and both are carried at the lower of average cost or market. The volume of supplies carried at a center varies very little from month to month; therefore, management does only an annual physical inventory count and does not maintain a perpetual inventory system.

NOTE 3. INCOME TAXES

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets to amounts expected to be realized. Valuation allowances are provided against deferred tax assets when the Company determines it is more likely than not that the deferred tax asset will not be realized. The tax returns for the seven fiscal years ending September 30, 2009 are open for examination by the Internal Revenue Service and the open tax years by state authorities include returns for the fiscal years ending September 30, 2008, 2007, 2006, and 2005. During the quarters ended December 31, 2009 and December 31, 2008, the Company recorded an income tax expense of $147,356 and income tax benefit of $104,689, respectively.

NOTE 4. FINANCING ARRANGEMENTS

The Company maintains a line of credit of $1,000,000 with a commercial bank. At December 31, 2009, the amount outstanding under the line of credit was $50,859. There were no amounts outstanding under the line of credit at September 30, 2009. The line of credit bears interest at the commercial bank's prime rate, which was 3.25% at December 31, 2009. On June 21, 2010, the line of credit was modified to extend the maturity date to May 5, 2012. Borrowings are collateralized by the Company's accounts receivable.

In 2008 the Company secured a mortgage loan commitment and agreement from a commercial bank in the amount of $3,200,000 for the purpose of acquiring and renovating its new corporate headquarters property. At December 31, 2009, $2,100,000 was outstanding under the mortgage loan agreement. Under the terms of the mortgage loan agreement the Company paid interest only at one-month LIBOR plus 2.5% until the modification date, at which time $2,100,000 of the amount outstanding converted to a permanent mortgage loan. The mortgage loan was modified on November 23, 2009. As explained below, approximately $1,100,000 of the $3,200,000 amount then outstanding was transferred to a term loan. Interest on the permanent mortgage loan will continue to be paid based on one-month LIBOR plus 2.5% and the Company will pay total monthly payments of $11,407. Any amount outstanding on March 5, 2015 will be due and payable on that date. The mortgage loan is secured by a lien on the Company's corporate headquarters.

As explained in the preceding paragraph, on November 23, 2009 the Company modified an existing term loan and mortgage loan. Under the modified terms, $1,100,000 of the amount outstanding under the mortgage loan was added to the outstanding balance of the term loan. After modification, the aggregate balance of the term loan was $1,785,000. The term loan agreement was further modified to extend the maturity date until October 2013. The Company will continue to pay monthly installments of $76,033 and the interest rate on the term loan will continue to be paid at the commercial bank's prime interest rate plus ½%. The term loan is secured by substantially all the Company's assets. At December 31, 2009, $1,563,870 was outstanding under the term loan agreement.

On July 17, 2008, the Company purchased a Doctors Care building for a total purchase price of $815,000. This property was previously rented by the Company and occupied as a medical center. A portion of the purchase price was funded by a promissory note in the original principal amount of $695,000, and is collateralized by a lien on the property. At December 31, 2009, the outstanding balance on the mortgage loan was $652,517. The promissory note accrues interest at a rate of 5.95 percent per annum. Starting on August 16, 2008 and continuing for 59 months thereafter, principal and interest payments in the amount of $5,890 are payable. The entire unpaid balance of principal and interest will be due on July 16, 2013.

NOTE 5. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing income available to common shareholders by the weighted-average number of shares outstanding for each period. Diluted earnings per common share are calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options.

NOTE 6. COMMITMENTS AND CONTINGENCIES

On December 10, 2008, the Company's Audit Committee of the Board of Directors (the "Audit Committee") commenced an internal investigation (the "Investigation") of certain accounting irregularities with respect to its internal controls and improper expense reimbursements to Jerry F. Wells, Jr., the Company's former Executive Vice-President of Finance, Chief Financial Officer, and Secretary. On December 17, 2008, the Board of Directors terminated the employment of Mr. Wells based upon the preliminary results of the Investigation. On February 27, 2009, Mr. Wells executed a Confession of Judgment (the "Judgment") in favor of the Company in the amount of Two Million Nine Hundred Sixty-Seven Thousand Three Hundred and Eighty-Two ($2,967,382) Dollars.

The Company has filed claims with two insurance carriers under fidelity bond and employee dishonesty insurance policies. The Company has vigorously pursued its claims under the policies and has recently received a notification from one of the insurance carriers that the carrier has accepted coverage losses under its policy, subject to certain conditions and limitations. Accordingly, the Company believes that it may recover at least a portion of its losses under the applicable insurance policy; however, the insurance carrier has not executed a definitive agreement, or made payment. Accordingly, the Company has not recognized any net receivable associated with the insurance claims.

NOTE 7. SUBSEQUENT EVENT

On June 10, 2010, the Company acquired a building in Easley, South Carolina for the aggregate purchase price of $320,000 in which it will locate a Doctors Care center. Additional expenses in the aggregate amount of approximately $24,466 were paid by the Company, but the Company did not incur additional debt in connection with the acquisition.

Advisory Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report on Form 10-Q that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this Form 10-Q that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although our management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, we can give no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include, among other things, (1) the difficulty in controlling our costs of providing healthcare and administering our network of centers; (2) the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payers and other payment sources; (3) the difficulty of attracting primary care physicians; (4) the increasing competition for patients among healthcare providers; (5) possible government regulations negatively impacting our existing organizational structure; (6) the possible negative effects of prospective healthcare reform; (7) the challenges and uncertainties in the implementation of our expansion and development strategy; (8) the dependence on key personnel; (9) adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions); (10) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a reduced demand for practice management services; (11) the demand for our products and services; (12) technological changes; (13) the ability to increase market share; (14) the adequacy of expense projections and estimates of impairment loss; (15) the impact of change in accounting policies by the Securities and Exchange Commission; (16) unanticipated regulatory or judicial proceedings; (17) the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; (18) other factors described in this Form 10-Q, the factors described in our 2008 10-K, including, but not limited to, those matters described under the caption "PART I – ITEM 1A. – RISK FACTORS," and in our other reports filed with the Securities and Exchange Commission; and (19) our success at managing the risks involved in the foregoing.

PART I
FINANCIAL INFORMATION

Item 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our condensed consolidated financial statements included in this Form 10-Q, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We consider critical accounting policies to be those that require more significant judgments and estimates in the preparation of our financial statements and include the following: (1) revenue recognition; (2) accounts receivable; (3) allowance for doubtful accounts; (4) consideration of impairment of intangible assets; and (5) valuation reserve on net deferred tax assets.

Revenue recognition -

We record revenues at the estimated net amount that we expect to receive from patients, employers, third party payers, and others at the time we perform the services. The amount of revenue we recognize pursuant to the services we provide is subject to significant judgments and estimates. We have stated billing rates which are billed as gross revenues when services are performed. The amounts we bill are then reduced by our estimate of amounts we do not expect to collect due to discounts ("Contractual Adjustments") that are taken by third party payers or otherwise given to patients who pay us directly. We estimate Contractual Adjustments based on the ratio of cash collected in the preceding periods to gross revenues we billed.

Accounts receivable -

Accounts receivable represent the net receivables we expect to collect related to the services we provide. The amount we record as net accounts receivable is subject to significant judgments and estimates. As explained in the above caption, *"Revenue recognition,"* the amounts we bill and record as accounts receivable are reduced by our estimate of amounts we will not collect due to Contractual Adjustments that are taken by third party payers or otherwise given to patients who pay us directly. Additionally, as explained below in the caption, *"Allowance for doubtful accounts,"* our accounts receivable are also reduced by our estimate of losses which may result from the inability of some of our patients or other payers to make required payments.

Allowance for doubtful accounts -

We maintain our allowance for doubtful accounts for estimated losses, which may result from the inability of our patients to make required payments. Most of our allowance for doubtful accounts relate to amounts owed to us by patients or other payers who are or become responsible for the payments associated with services we provide. We base our allowance on the likelihood of recoverability of accounts receivable considering such factors as past experience and current collection trends. Factors taken into consideration in estimating the allowance include: amounts past due, in dispute, or a payer that we believe might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, we increase the allowance for doubtful accounts by recording additional bad debt expense.

Consideration of impairment of intangible assets -

We evaluate the recovery of the carrying amount of excess of cost over fair value of assets, primarily goodwill, acquired by determining if a permanent impairment has occurred. This evaluation is done annually as of September 30th of each year or more frequently if indicators of permanent impairment arise. Indicators of a permanent impairment include, among other things, a significant adverse change in legal factors or the business climate, an adverse action by a regulator, unanticipated competition, loss of key personnel or allocation of goodwill to a portion of the business that is to be sold or otherwise disposed. At such time as impairment is determined, the intangible assets are written off during that period.

Valuation reserve on net deferred tax assets -

We record a valuation allowance to reduce our deferred tax assets to the amount that management considers is more likely than not to be realized. Based upon our current financial position, results from operations, and our forecast of future earnings, we do not believe we currently need a valuation allowance.

Comparison of the Three Month Period Ended December 31, 2009 to the Three Month Period Ended December 31, 2008

Revenues and Operating Expenses

Our revenues are derived from the medical services we provide to our patients. Amounts we earn as revenues are paid by our patients or collected from third-party payers, including insurance carriers, employers or other third-parties. Our revenues are affected by a number of different factors, including increases or decreases in reimbursement rates from third-party payers, the mix of our patients between the nature of the payment source, competitive factors, the severity of seasonal illnesses, the general economic environment and most importantly, the number of new centers we open in the current and preceding year.

Operating expenses are those costs that we incur in the direct delivery of our services to patients and include the costs to operate and maintain our medical centers. Such costs include the salaries and benefits associated with our medical providers and other center employees, rent, depreciation, interest expense on our capital leases, medical supplies and other expenses incurred by our medical centers.

The following table sets forth our revenues, operating expenses and operating margin for the three month periods ended December 31, 2009 and 2008.

	For the three month periods ended December 31,	
	2009	**2008**
Revenues	$21,868,730	$18,307,786
Operating Expenses	18,172,658	15,418,449
Operating Margin	$ 3,696,072	$ 2,889,337

Comparison of Revenues and Operating Expenses for the Three Month Periods Ended December 31, 2009 and 2008

We recognized revenues of $21,868,730 in the three month period ended December 31, 2009 (the first quarter of fiscal year 2010) compared to revenues of $18,307,786 in the comparable period in 2008 (the first quarter of fiscal year 2009). The overall increase in our revenues in the three month period ended December 31, 2009 compared to the same period in 2008 of $3,560,944, or 19.45%, was the result of two primary factors. First, we opened five new Doctors Care centers in fiscal year 2009. One of the new centers was opened during the first quarter of 2009 and the remaining four centers were opened subsequent to December 31, 2008. The centers that were opened in fiscal year 2009 contributed approximately $1,957,000 of revenues in the three month period ended December 31, 2009 in excess of the amount of revenues the same centers contributed in the comparable period in 2008. In addition, revenue associated with centers that were in operation prior to the first quarter of fiscal year 2009 increased approximately $1,616,000 due to an increase in patient encounters of approximately 7%. We believe that the increase in patient encounters was primarily due to the severity of the H1N1 flu virus during October and November of 2009.

Our operating expenses were $18,172,658 in the three month period ended December 31, 2009 compared to operating expenses of $15,418,449 in the comparable period in 2008. The increase of $2,754,209, or 17.86%, was primarily due to the additional cost related to the new centers we opened in fiscal year 2009. The operating expenses associated with the new centers were approximately $1,704,000 higher in the first quarter of 2010 compared to the corresponding period in 2009. In addition, salaries and benefits and medical supplies related to our other centers increased approximately $873,000 and $405,000, respectively. Such increases were related to increased patient encounters as described in the preceding paragraph.

General and Administrative Expenses (G&A)

G&A expenses consist of the costs and expenses to administer and support our medical centers. Such costs include salaries and benefits of corporate employees (administrative, maintenance and billing departments), postage and shipping, professional fees, advertising, banking fees and other costs incidental to operating our corporate office.

The following table sets forth our G&A expenses for the three month periods ended December 31, 2009 and 2008.

	For the three month periods ended December 31,	
	2009	2008
General and administrative expenses	$3,314,419	$3,160,454

Comparison of G&A Expenses for the Three Month Periods Ended December 31, 2009 and 2008

Our G&A expenses were $3,314,419 in the three month period ended December 31, 2009 compared to $3,160,454 in the comparable period in fiscal year 2009. The increase of $153,965, or 4.87%, was due to several factors. First, G&A expenses increased generally as a result of our relocation to a new corporate headquarters building. As a result, maintenance and utilities, taxes and insurance, communications and depreciation expenses increased, in aggregate, $136,072 in the first quarter of 2010 compared to the corresponding period in 2009. In addition, advertising expense increased $61,774.

The overall increase was partially offset by the elimination of misappropriation losses in the amount of $102,030, which were recognized in the first quarter of 2009. The elimination of misappropriation losses related to the investigation and termination of our former CFO, Jerry F. Wells, Jr.

Comparison of Income Tax Expense for the Three Month Periods Ended December 31, 2009 and 2008

Our income tax expense was $147,356 in the three month period ended December 31, 2009 compared to an income tax benefit of $104,689 in the comparable period in 2008. Our effective tax rates were 38.61% in both periods. Our effective tax rates vary from the combined enacted federal and state tax rates due to the net effect of nondeductible expenses, offset by certain tax credits we recognize.

Liquidity and Capital Resources

Our primary liquidity and capital requirements are to fund working capital for current operations, including the expansion of our business through opening new centers, and servicing our long-term debt. Typically, the cash requirements associated with the opening of new centers have been limited to funding the purchase of furniture and medical equipment necessary to provide medical services and funding the operations of the new centers until such time as they generate positive cash flows. The primary sources to meet our liquidity and capital requirements are funds generated from operations, a $1,000,000 line of credit with a commercial bank and through term and mortgage loans.

The line of credit bears interest at the commercial bank's prime interest rate which was 3.25% at December 31, 2009 and is secured by our accounts receivable. At December 31, 2009 we had $50,859 outstanding under the line of credit and at September 30, 2009, we had no outstanding borrowings under the line of credit. During the three month period ended December 31, 2009, the maximum amount outstanding under the line of credit was $173,168, the average amount outstanding was approximately $3,312. The weighted average interest rate on the line of credit during the three month period ended December 31, 2009 was 4.25%. The line of credit matures on May 5, 2012.

In 2008, we secured a mortgage loan commitment and agreement from a commercial bank in the amount of $3,200,000 for the purpose of acquiring and renovating our new corporate headquarters property. At December 31, 2009, $2,100,000 was outstanding under the mortgage loan agreement. Under the terms of the mortgage loan agreement we paid interest only at one-month LIBOR plus 2.5% until the modification date, at which time $2,100,000 of the amount outstanding converted to a permanent mortgage loan. The mortgage loan was modified on November 23, 2009. As explained below, approximately $1,100,000 of the $3,200,000 amount then outstanding was transferred to a term loan. Interest on the permanent mortgage loan will continue to be paid based on one-month LIBOR plus 2.5% and we will pay total monthly payments of $11,407. Any amount outstanding on March 5, 2015 will be due and payable on that date. The mortgage loan is secured by a lien on our corporate headquarters.

As explained in the preceding paragraph, on November 23, 2009 we modified an existing term loan and mortgage loan. Under the modified terms, $1,100,000 of the amount outstanding under the mortgage loan was added to the outstanding balance of the term loan. After modification, the aggregate balance of the term loan was $1,785,000. The term loan agreement was further modified to extend the maturity date until October 2013. We will continue to pay monthly installments of $76,033 and the interest rate on the term loan will continue to be paid at the commercial bank's prime interest rate plus ½%. At December 31, 2009, $1,563,870 was outstanding under the term loan agreement.

Additionally, in the fiscal year ending September 30, 2008 we acquired a center in Surfside Beach, SC for $815,000. We financed the acquisition of the center with a mortgage loan in the amount of $695,000, of which approximately $652,517 was outstanding at December 31, 2009.

Long-term debt decreased from $4,545,278 at September 30, 2009 to $4,316,387 at December 31, 2009, due to regular principal pay-downs. Our management believes that for the next 12 months and the foreseeable future thereafter it will be able to continue to fund debt service requirements out of cash generated through operations.

Cash provided by operating activities for the three month period ended December 31, 2009 was $638,758 compared to $897,833 for the comparable period in 2008. In the three month periods ended December 31, 2009 and 2008, cash provided by operations was increased by non-cash charges to net income, the primary components of which were the provision for losses on accounts receivable and depreciation and amortization. In aggregate, such non-cash charges increased cash provided by operating activities by $1,332,970 and $1,266,620 in the three month periods ended December 31, 2009 and 2008, respectively. In addition, cash provided by operating activities was negatively impacted by a decrease in accounts payable and accrued expenses of $858,998 in the three month period ended December 31, 2009. In the three month period ended December 31, 2008, cash provided by operating activities was increased by $352,117 due to an increase in accounts payable and accrued expenses.

Cash used in investing activities for the three month period ended December 31, 2009 was $663,179 compared to $1,459,057 for the comparable period in 2008. In the three month period ended December 31, 2009, the primary use of cash in investing activities related to the purchase of furniture, information technology equipment and medical equipment. In the three month period ended December 31, 2008, the primary use of cash in investing activities related to the renovation of our new corporate office and the purchase of furniture and medical equipment for the new center we opened.

Cash used by financing activities for the three month period ended December 31, 2009 was $277,874 compared to $166,194 cash provided by financing activities for the comparable period in 2008. In both periods, cash used or provided by financing activities was the result of borrowings under our line of credit, net of payments we made on outstanding debt, capital lease obligations and other long-term obligations.

At December 31, 2009, we had cash of $2,452,861 compared to $2,755,156 at September 30, 2009, a decrease of $302,295. Our working capital was $3,625,371 at December 31, 2009 compared to $3,220,224 at September 30, 2009. The change in our cash and working capital was due to normal business operations

During the three month period ending December 31, 2009, contractual obligations related to the principal component of our long-term debt decreased $228,891.

Item 3. Quantitative And Qualitative Disclosures About Market Risk

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which includes credit facilities with financial institutions used to maintain liquidity and fund our business operations, as well as notes payable to various third parties in connection with certain acquisitions of property and equipment. The nature and amount of our debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of our interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. We do not currently use derivative instruments to adjust our interest rate risk profile.

Approximately $653,000 of our debt at December 31, 2009 was subject to fixed interest rates. Approximately $3,715,000 of our debt, including amounts outstanding under our line of credit, at December 31, 2009 was subject to variable interest rates. Based on the outstanding amounts of variable rate debt at December 31, 2009, our interest expense on an annualized basis would increase approximately $37,000 for each increase of one percent in the prime rate.

We have $3,792,230 in aggregate annual lease payments that are subject to increases based on future changes in the consumer price index. Such lease payments include lease agreements in place at December 31, 2009. Typically, the lease agreements stipulate that the lease payments will increase every three years based on the aggregate increase in the consumer price index over the preceding three years. Of the aggregate annual lease payments subject to change based on the consumer price index, annual payments subject to change in 2010, 2011 and 2012 are $604,560, $2,240,901 and $946,769, respectively.

We do not utilize financial instruments for trading or other speculative purposes, nor do we utilize leveraged financial instruments.

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives, and we necessarily are required to apply our judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

Our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009 and concluded that the disclosure controls and procedures were not effective. As discussed above, disclosure controls generally pertain to the reporting of financial information within the time periods specified in the SEC's rules and forms. Due to the investigation explained in this Form 10-Q under the caption, "PART I. FINANCIAL INFORMATION – Item 1. Financial Statements – Note 6. Commitments and Contingencies," we were unable to file this 10-Q on a timely basis. We believe that our inability to file this Form 10-Q on a timely basis indicates that our disclosure controls and procedures were not effective as of December 31, 2009.

There have been no significant changes in our internal controls over financial reporting that occurred during the first quarter of fiscal 2010 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

PART II

OTHER INFORMATION

Item 1 **Legal Proceedings**

We are a party to certain litigation that we consider routine and incidental to our business. Management does not expect the results of any of these actions to have a material effect on our business, results of operations or financial condition.

Item 1A **Risk Factors**

Information regarding risk factors appears in Part I - Item 1A - Risk Factors of our report on Form 10-K for the fiscal year ended September 30, 2009. There have been no material changes from the risk factors previously disclosed in our report on Form 10-K.

Item 2 **Unregistered Sales of Equity Securities and Use of Proceeds**

This item is not applicable.

Item 3 **Defaults upon Senior Securities**

This item is not applicable.

Item 4 **[Reserved]**

Item 5 **Other Information**

This item is not applicable.

Item 6 **Exhibits**

31.1	Rule 13a-14(a)/15d-14(a) Certification of D. Michael Stout, M.D.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Joseph A. Boyle, CPA
32	Section 1350 Certification
99	Press Release dated June 28, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UCI Medical Affiliates, Inc.
(Registrant)

/s/ D. Michael Stout, M.D.	/s/Joseph A. Boyle
D. Michael Stout, M.D. President and Chief Executive Officer	Joseph A. Boyle Executive Vice President, Chief Financial Officer and Principal Accounting Officer

Date: June 28, 2010

Exhibit 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, D. Michael Stout, M.D., certify that:

1. I have reviewed this report on Form 10-Q of UCI Medical Affiliates, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 28, 2010

/s/ D. MICHAEL STOUT, M.D.

D. Michael Stout, M.D.
President & Chief Executive Officer

Exhibit 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Joseph A. Boyle, certify that:

1. I have reviewed this report on Form 10-Q of UCI Medical Affiliates, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 28, 2010

/s/ JOSEPH A. BOYLE, CPA

Joseph A. Boyle, CPA
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of UCI Medical Affiliates, Inc. ("UCI"), that, to his knowledge, the Quarterly Report of UCI on Form 10-Q for the period ended December 31, 2009, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of UCI. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 10-Q. A signed original of this statement has been provided to UCI and will be retained by UCI and furnished to the Securities and Exchange Commission or its staff upon request.

June 28, 2010

/s/ D. Michael Stout, M.D.

D. Michael Stout, M.D.
President and Chief Executive Officer

/s/ Joseph A. Boyle., CPA

Joseph A. Boyle., CPA
Executive Vice President and
Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended: March 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from: _____ to _____

Commission file number 0-13265

UCI MEDICAL AFFILIATES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**59-2225346**
(State or other jurisdiction of incorporation)	**(IRS Employer Identification No.)**

1818 Henderson Street
Columbia, SC 29201
(Address of principal executive offices)

(803) 782-4278
(Registrant's telephone number including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Indicate by checkmark whether the registrant filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

APPLICABLE ONLY TO CORPORATE ISSUERS

The number of shares outstanding of the registrant's common stock, $.05 par value, was 9,934,072 at May 30, 2010.

UCI MEDICAL AFFILIATES, INC.

INDEX

PART 1. FINANCIAL INFORMATION

Item 1. Financial Statements

UCI Medical Affiliates, Inc.
Condensed Consolidated Balance Sheets

	(unaudited) **March 31, 2010**	**September 30, 2009**
Assets		
Current Assets		
Cash	$ 3,725,889	$ 2,755,156
Accounts receivable, net of allowance for doubtful accounts of $1,546,519 and $1,547,367	6,133,602	6,648,194
Inventory	1,196,903	1,196,903
Income taxes receivable	72,100	411,948
Deferred taxes	1,207,693	1,374,385
Prepaid expenses and other current assets	793,919	434,613
Total current assets	13,130,106	12,821,199
Property and equipment, less accumulated depreciation of $16,685,923 and $15,959,380	14,390,070	14,203,029
Leased property under capital leases, less accumulated amortization of $2,327,691 and $1,911,931	12,864,037	13,279,797
Deferred taxes	14,032	114,805
Restricted investments	1,975,692	1,765,294
Goodwill, less accumulated amortization of $2,493,255	3,350,501	3,350,501
Other assets	580,749	382,733
Total Assets	$46,305,187	$45,917,358
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 985,730	$ 924,839
Obligations under capital leases	314,203	327,031
Accounts payable	432,817	865,119
Payable to patients and insurance carriers	1,749,710	1,927,039
Accrued salaries and payroll taxes	4,224,492	3,736,387
Accrued compensated absences	622,024	618,025
Other accrued liabilities	1,063,738	1,202,535
Total current liabilities	9,392,714	9,600,975
Long-term liabilities		
Deferred compensation liability	1,784,226	1,461,002
Long-term debt, net of current portion	3,088,591	3,620,439
Obligations under capital leases	13,562,504	13,723,419
Total long-term liabilities	18,435,321	18,804,860
Total Liabilities	27,828,035	28,405,835
Commitments and contingencies	—	—
Stockholders' Equity		
Preferred stock, par value $.01 per share: Authorized shares - 10,000,000; none issued	—	—
Common stock, par value $.05 per share: Authorized shares - 50,000,000; issued - 9,945,472 shares; outstanding - 9,934,072 shares	497,274	497,274
Treasury stock - 11.400 shares	(31,350)	(31,350)
Paid-in capital	22,173,993	22,173,993
Accumulated deficit	(4,162,765)	(5,128,394)
Total Stockholders' Equity	18,477,152	17,511,523
Total Liabilities and Stockholders' Equity	$46,305,187	$45,917,358

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI Medical Affiliates, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended March 31,		Six Months Ended March 31,	
	2010	2009	2010	2009
Revenues	$22,114,808	$20,544,839	$43,983,538	$38,852,625
Operating expenses	17,499,878	15,539,153	35,672,536	30,957,602
Operating margin	4,614,930	5,005,686	8,311,002	7,895,023
General and administrative expenses	3,423,641	3,079,675	6,738,060	6,240,129
Income from operations	1,191,289	1,926,011	1,572,942	1,654,894
Recovery of misappropriation loss	—	585,422	—	585,422
Income before income taxes	1,191,289	2,511,433	1,572,942	2,240,316
Income tax expense	459,957	969,662	607,313	864,973
Net Income	$ 731,332	$ 1,541,771	$ 965,629	$ 1,375,343
Basic earnings per share	$ 0.07	$ 0.16	$ 0.10	$ 0.14
Basic weighted average shares outstanding	9,934,072	9,945,472	9,934,072	9,944,611
Diluted earnings per share	$ 0.07	$ 0.16	$ 0.10	$ 0.14
Diluted weighted average shares outstanding	9,934,072	9,945,472	9,934,072	9,944,611

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI Medical Affiliates, Inc.
Condensed Consolidated Statement Of Changes in Stockholders' Equity
(unaudited)

	Six Months Ended March 31, 2010					
	Common Stock		Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at September 30, 2009	9,945,472	$497,274	$22,173,993	$(31,350)	$(5,128,394)	$17,511,523
Net income					965,629	965,629
Balance at March 31, 2010	9,945,472	$497,274	$22,173,993	$(31,350)	$(4,162,765)	$18,477,152

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI Medical Affiliates, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Six Months Ended March 31,	
	2010	**2009**
Operating activities:		
Net income	$ 965,629	$ 1,375,343
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for losses on accounts receivable	1,067,442	1,121,668
Depreciation and amortization	1,610,312	1,477,347
Loss on disposal	1,273	—
Deferred taxes	267,465	864,981
Unrealized loss on restricted investments	(53,961)	397,282
Changes in operating assets and liabilities:		
Accounts receivable	(552,850)	(861,268)
Inventory	—	(10,000)
Income taxes receivable	339,848	(225,000)
Prepaid expenses and other current assets	(359,306)	(216,337)
Accounts payable and accrued expenses	(256,324)	776,065
Deferred compensation	323,224	(766,008)
Cash provided by operating activities	3,352,752	3,934,073
Investing activities:		
Purchases of property and equipment	(1,382,866)	(3,012,179)
Increase in other assets	(198,016)	(180)
Purchase of restricted investments	(156,437)	(247,693)
Cash used in investing activities	(1,737,319)	(3,260,052)
Financing activities:		
Proceeds from borrowings on notes	—	1,222,227
Principal payments on notes payable	(470,957)	(506,611)
Principal payments on capital lease obligations	(173,743)	(181,524)
Payments on other long-term obligations	—	—
Cash provided by (used in) financing activities	(644,700)	534,092
Increase in cash	970,733	1,208,113
Cash at beginning of period	2,755,156	769,649
Cash at end of period	$ 3,725,889	$ 1,977,762
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 777,081	$ 607,738
Income taxes	$ —	$ 225,000
Supplemental disclosure of non-cash investing and financing activities:		
Capital lease obligations incurred	$ —	$ 2,211,013
Issuance of common stock for compensation	$ —	$ 70,537
Transfer of restricted investments to other assets	$ —	$ 235,093

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI MEDICAL AFFILIATES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1. BUSINESS AND BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of those of a normal recurring nature) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2010. For further information, refer to the audited consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended September 30, 2009.

UCI Medical Affiliates, Inc. ("UCI") is a Delaware corporation incorporated on August 25, 1982. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. ("UCI-SC"), UCI provides nonmedical management and administrative services for a network of 67 freestanding medical centers, 66 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (43 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 20 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina).

Principles of Consolidation

The consolidated financial statements include the accounts of UCI, UCI-SC, UCI Properties, LLC ("UCI-LLC"), Doctors Care, P.A., Progressive Physical Therapy, P.A. ("PPT"), Carolina Orthopedic & Sports Medicine, P.A. ("COSM"), and Doctors Care of Tennessee, P.C. (the four together as the "P.A." and together with UCI, UCI-SC and UCI-LLC, the "Company"). Because of the corporate practice of medicine laws in the states in which the Company operates, the Company does not own medical practices but instead enters into exclusive long-term management and administrative services agreements with the P.A.s that operate the medical practices. UCI-SC, in its sole discretion, can effect a change in the nominee shareholder of each of the P.A.s at any time for a payment of $100 from the new nominee shareholder to the old nominee shareholder, with no limits placed on the identity of any new nominee shareholder and no adverse impact resulting to UCI-SC or the P.A. from such change. Because of the agreements between UCI-SC and the P.A.s, and the rights held by UCI-SC under those agreements, the financial statements of the P.A.s are consolidated with UCI, UCI-SC and UCI-LLC in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions are eliminated in consolidation, including management fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, goodwill and intangible assets, income taxes, contingencies, and revenue recognition. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the near term.

New Accounting Pronouncements

In October 2009, an update was issued to ASC 605, Revenue Recognition, to provide guidance requiring companies to allocate revenue in multi-element arrangements. Under this guidance, products or services (deliverables) must be accounted for separately rather than as a combined unit utilizing a selling price hierarchy to determine the selling price of a deliverable. The selling price is based on vendor-specific evidence, third-party evidence or estimated selling price. The amendments in the update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Company does not expect the new guidance to have any material impact on its financial statements.

Guidance related to subsequent events was amended in February 2010 to remove the requirement for an SEC filer to disclose the date through which subsequent events were evaluated. The amendments were effective upon issuance and had no significant impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were issued and no subsequent events occurred requiring additional accrual or disclosure.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. Such reclassifications had no material impact on the Company's financial position, results of operations or cash flows.

NOTE 2. INVENTORY

The Company's inventory consists of medical supplies and drugs and both are carried at the lower of average cost or market. The volume of supplies carried at a center varies very little from month to month; therefore, management does only an annual physical inventory count and does not maintain a perpetual inventory system.

NOTE 3. INCOME TAXES

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets to amounts expected to be realized. Valuation allowances are provided against deferred tax assets when the Company determines it is more likely than not that the deferred tax asset will not be realized. The tax returns for the seven fiscal years ending September 30, 2009 are open for examination by the Internal Revenue Service and the open tax years by state authorities include returns for the fiscal years ending September 30, 2008, 2007, 2006, and 2005. During the three and six month periods ended March 31, 2010, the Company recorded income tax expense of $459,957 and $607,313, respectively, as compared to the $969,662 and $864,973, for the three and six month periods ended March 31, 2009, respectively.

NOTE 4. FINANCING ARRANGEMENTS

The Company maintains a line of credit of $1,000,000 with a commercial bank. At March 31, 2010 and September 30, 2009, there were no amounts outstanding under the line of credit. The line of credit bears interest at the commercial bank's prime rate, which was 3.25% at March 31, 2010. On June 21, 2010, the line of credit was modified to extend the maturity to May 5, 2012. Borrowings are collateralized by the Company's accounts receivable.

In 2008 the Company secured a mortgage loan commitment and agreement from a commercial bank in the amount of $3,200,000 for the purpose of acquiring and renovating its new corporate headquarters property. At March 31, 2010, $2,079,638 was outstanding under the mortgage loan agreement. Under the terms of the mortgage loan agreement the Company paid interest only at one-month LIBOR plus 2.5% until the modification date, at which time $2,100,000 of the amount outstanding converted to a permanent mortgage loan. The mortgage loan was modified on November 23, 2009. As explained below, approximately $1,100,000 of the $3,200,000 amount then outstanding was transferred to a term loan. Interest on the permanent mortgage loan will continue to be paid based on one-month LIBOR plus 2.5% and the Company will pay total monthly payments of $11,407. Any amount outstanding on March 5, 2015 will be due and payable on that date. The mortgage loan is secured by a lien on the Company's corporate headquarters.

As explained in the preceding paragraph, on November 23, 2009 the Company modified an existing term loan and mortgage loan. Under the modified terms, $1,100,000 of the amount outstanding under the mortgage loan was added to the outstanding balance of the term loan. After modification, the aggregate balance of the term loan was $1,785,000. The term loan agreement was further modified to extend the maturity date until October 2013. The Company will continue to pay monthly installments of $76,033 and the interest rate on the term loan will continue to be paid at the commercial bank's prime interest rate plus ½%. At March 31, 2010, $1,350,150 was outstanding under the term note agreement. The term loan is secured by substantially all the Company's assets.

On July 17, 2008, the Company purchased a Doctors Care building for a total purchase price of $815,000. This property was previously rented by the Company and occupied as a medical center. A portion of the purchase price was funded by a promissory note in the original principal amount of $695,000, and is collateralized by a lien on the property. At March 31, 2010, the outstanding balance on the mortgage loan was $644,533. The promissory note accrues interest at a rate of 5.95 percent per annum. Starting on August 16, 2008 and continuing for 59 months thereafter, principal and interest payments in the amount of $5,890 are payable. The entire unpaid balance of principal and interest will be due on July 16, 2013.

NOTE 5. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing income available to common shareholders by the weighted-average number of shares outstanding for each period. Diluted earnings per common share are calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options.

NOTE 6. COMMITMENTS AND CONTINGENCIES

On December 10, 2008, the Company's Audit Committee of the Board of Directors (the "Audit Committee") commenced an internal investigation (the "Investigation") of certain accounting irregularities with respect to its internal controls and improper expense reimbursements to Jerry F. Wells, Jr., the Company's former Executive Vice-President of Finance, Chief Financial Officer, and Secretary. On December 17, 2008, the Board of Directors terminated the employment of Mr. Wells based upon the preliminary results of the Investigation. On February 27, 2009, Mr. Wells executed a Confession of Judgment (the "Judgment") in favor of the Company in the amount of Two Million Nine Hundred Sixty-Seven Thousand Three Hundred and Eighty-Two ($2,967,382) Dollars.

The Company has filed claims with two insurance carriers under fidelity bond and employee dishonesty insurance policies. The Company has vigorously pursued its claims under the policies and has recently received a notification from one of the insurance carriers that the carrier has accepted coverage losses under its policy, subject to certain conditions and limitations. Accordingly, the Company believes that it may recover at least a portion of its losses under the applicable insurance policy; however, the insurance carrier has not executed a definitive agreement, or made payment. Accordingly, the Company has not recognized any net receivable associated with the insurance claims.

NOTE 7. SUBSEQUENT EVENT

On June 10, 2010, the Company acquired a building in Easley, South Carolina for an aggregate purchase price of $320,000 in which it will locate a Doctors Care center. Additional expenses in the aggregate amount of approximately $24,466 were paid by the Company, but the Company did not incur additional debt in connection with the acquisition.

Advisory Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report on Form 10-Q that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this Form 10-Q that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although our management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, we can give no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include, among other things, (1) the difficulty in controlling our costs of providing healthcare and administering our network of centers; (2) the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payers and other payment sources; (3) the difficulty of attracting primary care physicians; (4) the increasing competition for patients among healthcare providers; (5) possible government regulations negatively impacting our existing organizational structure; (6) the possible negative effects of prospective healthcare reform; (7) the challenges and uncertainties in the implementation of our expansion and development strategy; (8) the dependence on key personnel; (9) adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions); (10) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a reduced demand for practice management services; (11) the demand for our products and services; (12) technological changes; (13) the ability to increase market share; (14) the adequacy of expense projections and estimates of impairment loss; (15) the impact of change in accounting policies by the Securities and Exchange Commission; (16) unanticipated regulatory or judicial proceedings; (17) the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; (18) other factors described in this Form 10-Q, the factors described in our 2008 10-K, including, but not limited to, those matters described under the caption "PART I – ITEM 1A. – RISK FACTORS," and in our other reports filed with the Securities and Exchange Commission; and (19) our success at managing the risks involved in the foregoing.

PART I
FINANCIAL INFORMATION

Item 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our condensed consolidated financial statements included in this Form 10-Q, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We consider critical accounting policies to be those that require more significant judgments and estimates in the preparation of our financial statements and include the following: (1) revenue recognition; (2) accounts receivable; (3) allowance for doubtful accounts; (4) consideration of impairment of intangible assets; and (5) valuation reserve on net deferred tax assets.

Revenue recognition -

We record revenues at the estimated net amount that we expect to receive from patients, employers, third party payers, and others at the time we perform the services. The amount of revenue we recognize pursuant to the services we provide is subject to significant judgments and estimates. We have stated billing rates which are billed as gross revenues when services are performed. The amounts we bill are then reduced by our estimate of amounts we do not expect to collect due to discounts ("Contractual Adjustments") that are taken by third party payers or otherwise given to patients who pay us directly. We estimate Contractual Adjustments based on the ratio of cash collected in the preceding periods to gross revenues we billed.

Accounts receivable -

Accounts receivable represent the net receivables we expect to collect related to the services we provide. The amount we record as net accounts receivable is subject to significant judgments and estimates. As explained in the above caption, "Revenue recognition," the amounts we bill and record as accounts receivable are reduced by our estimate of amounts we will not collect due to Contractual Adjustments that are taken by third party payers or otherwise given to patients who pay us directly. Additionally, as explained below in the caption, "Allowance for doubtful accounts," our accounts receivable are also reduced by our estimate of losses which may result from the inability of some of our patients or other payers to make required payments.

Allowance for doubtful accounts -

We maintain our allowance for doubtful accounts for estimated losses, which may result from the inability of our patients to make required payments. Most of our allowance for doubtful accounts relate to amounts owed to us by patients or other payers who are or become responsible for the payments associated with services we provide. We base our allowance on the likelihood of recoverability of accounts receivable considering such factors as past experience and current collection trends. Factors taken into consideration in estimating the allowance include: amounts past due, in dispute, or a payer that we believe might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, we increase the allowance for doubtful accounts by recording additional bad debt expense.

Consideration of impairment of intangible assets -

We evaluate the recovery of the carrying amount of excess of cost over fair value of assets, primarily goodwill, acquired by determining if a permanent impairment has occurred. This evaluation is done annually as of September 30th of each year or more frequently if indicators of permanent impairment arise. Indicators of a permanent impairment include, among other things, a significant adverse change in legal factors or the business climate, an adverse action by a regulator, unanticipated competition, loss of key personnel or allocation of goodwill to a portion of the business that is to be sold or otherwise disposed. At such time as impairment is determined, the intangible assets are written off during that period.

Valuation reserve on net deferred tax assets -

We record a valuation allowance to reduce our deferred tax assets to the amount that management considers is more likely than not to be realized. Based upon our current financial position, results from operations, and our forecast of future earnings, we do not believe we currently need a valuation allowance.

Comparison of the Three and Six Month Periods Ended March 31, 2010 to the Three and Six Month Periods Ended March 31, 2009

Revenues and Operating Expenses

Our revenues are derived from the medical services we provide to our patients. Amounts we earn as revenues are paid by our patients or collected from third-party payers, including insurance carriers, employers or other third-parties. Our revenues are affected by a number of different factors, including increases or decreases in reimbursement rates from third-party payers, the mix of our patients between the nature of the payment source, competitive factors, the severity of seasonal illnesses, the general economic environment and most importantly, the new centers we open in the current and preceding year.

Operating expenses are those costs that we incur in the direct delivery of our services to patients and include the costs to operate and maintain our medical centers. Such costs include the salaries and benefits associated with our medical providers and other center employees, rent, depreciation, interest expense on our capital leases, medical supplies and other expenses incurred by our medical centers.

The following table sets forth our revenues, operating expenses and operating margin for the three and six month periods ended March 31, 2010 and 2009.

	For the three month periods ended March 31,		**For the six month periods ended March 31,**	
	2010	**2009**	**2010**	**2009**
Revenues	$22,114,808	$20,544,839	$43,983,538	$38,852,625
Operating Expenses	17,499,878	15,539,153	35,672,536	30,957,602
Operating Margin	$ 4,614,930	$ 5,005,686	$ 8,311,002	$ 7,895,023

Comparison of Revenues and Operating Expenses for the Three and Six Month Periods Ended March 31, 2010 and 2009

We recognized revenues of $22,114,808 and $43,983,538 in the three and six month periods ended March 31, 2010, respectively, compared to revenues of $20,544,839 and $38,852,625 in the same periods in 2009. The overall increase in our revenues between the three and six month periods ended March 31, 2010 compared to the same periods in 2009 of $1,569,969 or 7.64%, and $5,130,913, or 13.21%, respectively, was the result of several factors. First, we opened four new Doctors Care centers during the third and fourth quarters of 2009 which contributed significantly to the increase in revenues for the three and six month periods ended March 31, 2010. The centers we opened during the third and fourth quarters of 2009, contributed revenues of approximately

$1,416,000 and $3,373,000 in the three and six month periods ended March 31, 2010, respectively. Centers that were opened prior to the third quarter of 2009 contributed revenues of approximately $1,758,000 during the six month period ended March 31, 2010 in excess of the revenues those centers contributed in the corresponding period in 2009. Most of the revenue increase associated with those centers was in the first quarter of 2010. We believe the revenue increase was due to the severity of the H1N1 flu virus during the first quarter of 2010.

Our operating expenses were $17,499,878 and $35,672,536 in the three and six month periods ended March 31, 2010, respectively, compared to operating expenses of $15,539,153 and $30,957,602 in the same periods in 2009. The increase of $1,960,725, or 12.62%, in the three month period ended March 31, 2010 compared to the same period in 2009 was primarily due to an increase in operating expenses of approximately $1,380,000 associated with the four new Doctors Care centers we opened in the third and fourth quarter of 2009. In addition, compensation expense associated with centers opened prior to the third quarter of 2009 increased by approximately $854,000 primarily as a result of seasonal factors. The increases were offset by decreases in medical and other supplies and bad debt expenses of $78,193 and $60,848, respectively, in the second quarter of 2010 compared to the corresponding period in 2009.

Our operating expenses increased by $4,714,934 in the six month period ended March 31, 2010 compared to the same period in 2009. Operating expenses associated with the four new Doctors Care centers we opened in the third and fourth quarters of 2009 contributed approximately $2,802,000 to the total increase in operating expenses. In addition, compensation expense associated with centers opened prior to the third quarter of 2009 increased by approximately $1,894,000 in the six month period ended March 31, 2010 compared to the corresponding period in 2009. The increase in compensation expense related to the overall increase in patient encounters in the first quarter of 2010 which we believe was due to the severity of the H1N1 flu virus, and other seasonal factors in the second quarter of 2010.

General and Administrative Expenses (G&A)

G&A expenses consist of the costs and expenses to administer and support our medical centers. Such costs include salaries and benefits of corporate employees (administrative, maintenance and billing departments), postage and shipping, professional fees, advertising, banking fees and other costs incidental to operating our corporate office.

The following table sets forth our G&A expenses for the three and six month periods ended March 31, 2010 and 2009.

	For the three month periods ended March 31,		**For the six month periods ended March 31,**	
	2010	**2009**	**2010**	**2009**
General and administrative expenses	$3,423,641	$3,079,675	$6,738,060	$6,240,129

Comparison of G&A Expenses for the Three and Six Month Periods Ended March 31, 2010 and 2009

Our G&A expenses were $3,423,641 and $6,738,060 in the three and six month periods ended March 31, 2010 compared to $3,079,675 and $6,240,129 in the same periods in 2009. The overall increase in our G&A expenses between the three and six month periods ended March 31, 2010 compared to the same periods in 2009 of $343,966, or 11.17%, and $497,931, or 7.98%, respectively, was the result of several factors. The overall increase was primarily due to the increase in compensation expense during the three and six month periods ended March 31, 2010 of $312,803 and $295,357, respectively. The increases in compensation expense related to the addition of several corporate employees during the fourth quarter of 2009 and bonuses paid to non-executive employees during the six month period ended March 31, 2010. In addition, G&A expenses generally increased during the three and six month period ended March 31, 2010 due to the relocation of our corporate headquarters. As a result, maintenance and utilities, taxes and insurance and communications expenses increased, in aggregate, $69,643 and $116,246, respectively, and depreciation expense increased $70,916 and $160,386, respectively.

The overall increase was offset by a decrease in professional fees of $209,075 and $172,638 in the three and six month periods ended March 31, 2010, respectively, compared to the same periods in 2009. Misappropriation losses of $102,030 were also eliminated in fiscal year 2010. The decrease in professional fees and elimination of misappropriation losses were related to the investigation and termination of our former CFO, Jerry F. Wells, Jr.

Comparison of Income Tax Expense for the Three and Six Month Periods Ended March 31, 2010 and 2009

Our income tax expense was $459,957 and $607,313 in the three and six month periods ended March 31, 2010, respectively, compared to an income tax expense of $969,662 and $864,973 in the comparable periods in 2009. Our effective tax rates were 38.61% the three and six month periods ended March 31, 2010 and 38.61% in the comparable periods in 2009. Our effective tax rates vary from the combined enacted federal and state tax rates due to the net effect of nondeductible expenses, offset by certain tax credits we recognize.

Liquidity and Capital Resources

Our primary liquidity and capital requirements are to fund working capital for current operations, including the expansion of our business through opening new centers, and servicing our long-term debt. Typically, the cash requirements associated with the opening of new centers have been limited to funding the purchase of furniture and medical equipment necessary to provide medical services and funding the operations of the new centers until such time as they generate positive cash flows. The primary sources to meet our liquidity and capital requirements are funds generated from operations, a $1,000,000 line of credit with a commercial bank and through term and mortgage loans.

The line of credit bears interest at the commercial bank's prime interest rate which was 3.25% at March 31, 2010 and is secured by our accounts receivable. At March 31, 2010 and September 30, 2009, we had no outstanding borrowings under the line of credit. During the three and six month periods ended March 31, 2010, the maximum amount outstanding under the line of credit was $493,666 for both periods, the average amount outstanding approximated $86,000 and $44,000, respectively. The line of credit matures on May 5, 2012.

In 2008 we secured a mortgage loan commitment and agreement from a commercial bank in the amount of $3,200,000 for the purpose of acquiring and renovating our new corporate headquarters property. At March 31, 2010, $2,079,638 was outstanding under the mortgage loan agreement. Under the terms of the mortgage loan agreement we paid interest only at one-month LIBOR plus 2.5% until the modification date, at which time $2,100,000 of the amount outstanding converted to a permanent mortgage loan. The mortgage loan was modified on November 23, 2009. As explained below, approximately $1,100,000 of the $3,200,000 amount then outstanding was transferred to a term loan. Interest on the permanent mortgage loan will continue to be paid based on one-month LIBOR plus 2.5% and we will pay total monthly payments of $11,407. Any amount outstanding on March 5, 2015 will be due and payable on that date. The mortgage loan is secured by a lien on our corporate headquarters.

As explained in the preceding paragraph, on November 23, 2009 we modified an existing term loan and mortgage loan. Under the modified terms, $1,100,000 of the amount outstanding under the mortgage loan was added to the outstanding balance of the term loan. After modification, the aggregate balance of the term loan was $1,785,000. The term loan agreement was further modified to extend the maturity date until October 2013. We will continue to pay monthly installments of $76,033 and the interest rate on the term loan will continue to be paid at the commercial bank's prime interest rate plus ½%. At March 31, 2010, $1,350,150 was outstanding under the term loan agreement.

Additionally, in the fiscal year ending September 30, 2008 we acquired a center in Surfside Beach, SC for $815,000. We financed the acquisition of the center with a mortgage loan in the amount of $695,000, of which approximately $644,533 was outstanding at March 31, 2010.

Long-term debt decreased from $4,545,278 at September 30, 2009 to $4,074,321 at March 31, 2010, due to regular principal pay-downs. Our management believes that for the next 12 months and the foreseeable future thereafter it will be able to continue to fund debt service requirements out of cash generated through operations.

Cash provided by operating activities for the six month period ended March 31, 2010 was $3,352,752 compared to $3,934,073 for the comparable period in 2009. In the six month periods ended March 31, 2010 and 2009, cash provided by operations was increased by non-cash charges to net income, the primary components of which were the provision for losses on accounts receivable, depreciation and amortization and the provision for deferred taxes. In aggregate, such non-cash charges increased cash provided by operating activities by $2,945,219 and $3,463,996 in the six month periods ended March 31, 2010 and 2009, respectively. Cash provided by operating activities was positively impacted by an increase in accrued deferred compensation of $323,224 and a decrease in income taxes receivable of $339,848 in the six month period ended March 31, 2010. In addition, cash provided by operating activities was reduced by increases in accounts receivable, prepaid expenses and other current assets and a reduction in accounts payable and other accrued liabilities. In aggregate these items reduced cash provided by operations by $1,168,480. In the six month period ended March 31, 2009, cash provided by operating activities was positively impacted by an increase in accounts payable and accrued expenses of $776,065. In addition, in the six month period ended March 31, 2009, cash provided by operating activities was reduced by increases in accounts receivable, inventory, income taxes receivable, prepaid expenses and other current assets and a reduction in our deferred compensation liability. In aggregate these items reduced cash provided by operations by $2,078,613.

Cash used in investing activities for the six month period ended March 31, 2010 was $1,737,319 compared to $3,260,052 for the comparable period in 2009. In the six month periods ended March 31, 2010, the primary use of cash in investing activities related to the purchase of furniture and medical equipment and improvements to several of our existing centers. In the six month period ended March 31, 2009, the primary use of cash in investing activities related to the renovation of our new corporate office and the purchase of furniture and medical equipment to outfit new centers and improvements to several of our existing centers.

Cash used in financing activities for the six month period ended March 31, 2010 was $664,700. In the six month period ended March 31, 2010 we paid $470,957 and $173,743 in payments related to other long-term debt and capital lease obligations, respectively. Cash provided by financing activities for the six month period ended March 31, 2009 was $534,092. In the six month period ended March 31, 2009 proceeds from borrowings, related to draws on the mortgage loan associated with the renovation of our corporate headquarters building, were $1,222,227. During that period we paid $506,611 and $181,524 in payments related to other long-term debt and capital lease obligations, respectively.

At March 31, 2010, we had cash of $3,725,889 compared to $2,755,156 at September 30, 2009, an increase of $970,733. Our working capital was $3,737,392 at March 31, 2010 compared to $3,220,224 at September 30, 2009.

Item 3. Quantitative And Qualitative Disclosures About Market Risk

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which includes credit facilities with financial institutions used to maintain liquidity and fund our business operations, as well as notes payable to various third parties in connection with certain acquisitions of property and equipment. The nature and amount of our debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of our interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. We do not currently use derivative instruments to adjust our interest rate risk profile.

Approximately $645,000 of our debt at March 31, 2010 was subject to fixed interest rates. Approximately $3,430,000 of our debt at March 31, 2010 was subject to variable interest rates. Based on the outstanding amounts of variable rate debt at March 31, 2010, our interest expense on an annualized basis would increase approximately $34,000 for each increase of one percent in the prime rate.

We also have exposure to increases in the consumer price index associated with certain operating and capital leases we have entered, all of which relate to our leased real estate. We have $3,792,320 in aggregate annual lease payments that are subject to increases based on future changes in the consumer price index. Such lease payments include lease agreements in place at March 31, 2010 and lease agreements entered subsequent to that date. Typically, the lease agreements stipulate that the lease payments will increase every three years based on the aggregate increase in the consumer price index over the preceding three years. Of the aggregate annual lease payments subject to change based on the consumer price index, annual payments subject to change in 2010, 2011 and 2012 are $604,560, $2,240,901 and $946,769, respectively.

We do not utilize financial instruments for trading or other speculative purposes, nor do we utilize leveraged financial instruments.

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives, and we necessarily are required to apply our judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

Our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2010 and concluded that the disclosure controls and procedures were not effective. As discussed above, disclosure controls generally pertain to the reporting of financial information within the time periods specified in the SEC's rules and forms. Due to the investigation explained in this Form 10-Q under the caption, "PART I. FINANCIAL INFORMATION – Item 1. Financial Statements – Note 6. Commitments and Contingencies," we were unable to file this 10-Q on a timely basis. We believe that our inability to file this Form 10-Q on a timely basis indicates that our disclosure controls and procedures were not effective as of March 31, 2010.

There have been no significant changes in our internal controls over financial reporting that occurred during the second quarter of fiscal 2010 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

PART II

OTHER INFORMATION

Item 1 **Legal Proceedings**

We are a party to certain litigation that we consider routine and incidental to our business. Management does not expect the results of any of these actions to have a material effect on our business, results of operations or financial condition.

Item 1A **Risk Factors**

Information regarding risk factors appears in Part I - Item 1A - Risk Factors of our report on Form 10-K for the fiscal year ended September 30, 2009. There have been no material changes from the risk factors previously disclosed in our report on Form 10-K.

Item 2 **Unregistered Sales of Equity Securities and Use of Proceeds**

This item is not applicable.

Item 3 **Defaults upon Senior Securities**

This item is not applicable.

Item 4 **[Reserved]**

Item 5 **Other Information**

This item is not applicable.

Item 6 **Exhibits**

31.1 Rule 13a-14(a)/15d-14(a) Certification of D. Michael Stout, M.D.

31.2 Rule 13a-14(a)/15d-14(a) Certification of Joseph A. Boyle, CPA

32 Section 1350 Certification

99 Press Release dated June 28, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UCI Medical Affiliates, Inc.
(Registrant)

/s/ D. Michael Stout, M.D.	/s/ Joseph A. Boyle
D. Michael Stout, M.D. President and Chief Executive Officer	Joseph A. Boyle Executive Vice President, Chief Financial Officer and Principal Accounting Officer

Date: June 28, 2010

Exhibit 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, D. Michael Stout, M.D., certify that:

1. I have reviewed this report on Form 10-Q of UCI Medical Affiliates, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 28, 2010

/s/ D. MICHAEL STOUT, M.D.

D. Michael Stout, M.D.
President & Chief Executive Officer

Exhibit 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Joseph A. Boyle, certify that:

1. I have reviewed this report on Form 10-Q of UCI Medical Affiliates, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 28, 2010

/s/ JOSEPH A. BOYLE, CPA

Joseph A. Boyle, CPA
Executive Vice President and
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of UCI Medical Affiliates, Inc. ("UCI"), that, to his knowledge, the Quarterly Report of UCI on Form 10-Q for the period ended March 31, 2010, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of UCI. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 10-Q. A signed original of this statement has been provided to UCI and will be retained by UCI and furnished to the Securities and Exchange Commission or its staff upon request.

June 28, 2010

/s/ D. Michael Stout, M.D.

D. Michael Stout, M.D.
President and Chief Executive Officer

/s/ Joseph A. Boyle., CPA

Joseph A. Boyle., CPA
Executive Vice President and
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended: June 30, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from: _____ to _____

Commission file number 0-13265

UCI MEDICAL AFFILIATES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**59-2225346**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1818 Henderson Street
Columbia, SC 29201
(Address of principal executive offices)

(803) 782-4278
(Registrant's telephone number including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒	Smaller Reporting Company ☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Indicate by checkmark whether the registrant filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

APPLICABLE ONLY TO CORPORATE ISSUERS

The number of shares outstanding of the registrant's common stock, $.05 par value, was 9,934,072 at July 31, 2010.

UCI MEDICAL AFFILIATES, INC.

INDEX

PART 1. FINANCIAL INFORMATION

Item 1. Financial Statements

UCI Medical Affiliates, Inc.
Condensed Consolidated Balance Sheets

	(unaudited) June 30, 2010	September 30, 2009
Assets		
Current Assets		
Cash	$ 3,844,419	$ 2,755,156
Insurance settlement receivable	2,732,840	—
Accounts receivable, net of allowance for doubtful accounts of $1,419,684 and $1,547,367	5,758,104	6,648,194
Inventory	1,196,903	1,196,903
Income taxes receivable	—	411,948
Deferred taxes	1,214,355	1,374,385
Prepaid expenses and other current assets	649,016	434,613
Total current assets	15,395,637	12,821,199
Property and equipment, less accumulated depreciation of $16,853,529 and $15,959,380	14,812,004	14,203,029
Leased property under capital leases, less accumulated amortization of $2,528,750 and $1,911,931	12,656,153	13,279,797
Deferred taxes	428,213	114,805
Restricted investments	1,890,687	1,765,294
Goodwill, less accumulated amortization of $2,493,255	3,350,501	3,350,501
Other assets	590,278	382,733
Total Assets	$49,123,473	$45,917,358
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 995,042	$ 924,839
Obligations under capital leases	321,926	327,031
Accounts payable	211,273	865,119
Payable to patients and insurance carriers	1,685,340	1,927,039
Income taxes payable	1,681,064	—
Accrued salaries and payroll taxes	4,049,440	3,736,387
Accrued compensated absences	687,027	618,025
Other accrued liabilities	1,087,153	1,202,535
Total current liabilities	10,718,265	9,600,975
Long-term liabilities		
Deferred compensation liability	1,758,720	1,461,002
Long-term debt, net of current portion	2,835,908	3,620,439
Obligations under capital leases	13,479,067	13,723,419
Total long-term liabilities	18,073,695	18,804,860
Total Liabilities	28,791,960	28,405,835
Commitments and contingencies (Note 6)	—	—
Stockholders' Equity		
Preferred stock, par value $.01 per share: Authorized shares - 10,000,000; none issued	—	—
Common stock, par value $.05 per share: Authorized shares - 50,000,000; issued - 9,945,472 shares; outstanding - 9,934,072 shares	497,274	497,274
Treasury stock - 11,400 shares	(31,350)	(31,350)
Paid-in capital	22,173,993	22,173,993
Accumulated deficit	(2,308,404)	(5,128,394)
Total Stockholders' Equity	20,331,513	17,511,523
Total Liabilities and Stockholders' Equity	$49,123,473	$45,917,358

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI Medical Affiliates, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended June 30,		Nine Months Ended June 30,	
	2010	2009	2010	2009
Revenues	$21,041,896	$19,264,467	$65,025,434	$58,117,092
Operating expenses	17,631,114	15,589,446	53,303,650	46,547,048
Operating margin	3,410,782	3,675,021	11,721,784	11,570,044
General and administrative expenses	3,181,937	2,954,050	9,919,997	9,194,179
Income from operations	228,845	720,971	1,801,787	2,375,865
Recovery of misappropriation loss	2,732,840	78,884	2,732,840	664,306
Income before income taxes	2,961,685	799,855	4,534,627	3,040,171
Income tax expense	1,107,324	308,824	1,714,637	1,173,797
Net income	$ 1,854,361	$ 491,031	$ 2,819,990	$ 1,866,374
Basic earnings per share	$ 0.19	$ 0.05	$ 0.28	$ 0.19
Basic weighted average shares outstanding	9,934,072	9,942,967	9,934,072	9,944,063
Diluted earnings per share	$ 0.19	$ 0.05	$ 0.28	$ 0.19
Diluted weighted average shares outstanding	9,934,072	9,942,967	9,934,072	9,944,063

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI Medical Affiliates, Inc.
Condensed Consolidated Statement Of Changes in Stockholders' Equity
(unaudited)

	Nine Months Ended June 30, 2010					
	Common Stock		Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at September 30, 2009	9,945,472	$497,274	$22,173,993	$(31,350)	$(5,128,394)	$17,511,523
Net income					2,819,990	2,819,990
Balance at June 30, 2010	9,945,472	$497,274	$22,173,993	$(31,350)	$(2,308,404)	$20,331,513

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI Medical Affiliates, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Nine Months Ended June 30, 2010	Nine Months Ended June 30, 2009
Operating activities:		
Net income	$ 2,819,990	$ 1,866,374
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for losses on accounts receivable	1,777,915	1,697,053
Depreciation and amortization	2,418,891	2,234,270
Loss on disposal	3,908	—
Deferred taxes	(153,378)	1,173,808
Unrealized loss on investments	32,232	308,115
Recovery of common stock issued for compensation	—	(31,350)
Changes in operating assets and liabilities:		
Accounts receivable	(887,825)	(708,343)
Inventory	—	(20,000)
Income taxes receivable	411,948	(225,000)
Income taxes payable	1,681,064	—
Insurance settlement receivable	(2,732,840)	—
Prepaid expenses and other current assets	(214,403)	(169,174)
Accounts payable and accrued expenses	(628,872)	362,643
Deferred compensation	297,718	(673,221)
Cash provided by operating activities	4,826,348	5,815,175
Investing activities:		
Purchases of property and equipment	(2,408,130)	(4,361,061)
Increase in other assets	(167,447)	(51,814)
Purchase of restricted investments	(197,723)	(313,990)
Cash used in investing activities	(2,773,300)	(4,726,865)
Financing activities:		
Proceeds from borrowings on notes	—	1,750,070
Principal payments on notes payable	(714,328)	(731,725)
Principal payments on capital lease obligations	(249,457)	(281,315)
Cash (used in) provided by financing activities	(963,785)	737,030
Increase in cash	1,089,263	1,825,340
Cash at beginning of period	2,755,156	769,649
Cash at end of period	$ 3,844,419	$ 2,594,989
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 1,160,073	$ 933,204
Income taxes	$ —	$ 225,000
Supplemental disclosure of non-cash investing and financing activities:		
Capital lease obligations incurred	$ —	$ 3,031,215
Issuance of common stock for compensation	$ —	$ 70,537

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCI MEDICAL AFFILIATES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1. BUSINESS AND BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of those of a normal recurring nature) considered necessary for a fair presentation have been included. Operating results for the three month period ended June 30, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2010. For further information, refer to the audited consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended September 30, 2009.

UCI Medical Affiliates, Inc. ("UCI") is a Delaware corporation incorporated on August 25, 1982. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. ("UCI-SC"), UCI provides nonmedical management and administrative services for a network of 67 freestanding medical centers, 66 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (43 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 20 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina).

Principles of Consolidation

The consolidated financial statements include the accounts of UCI, UCI-SC, UCI Properties, LLC ("UCI-LLC"), Doctors Care, P.A., Progressive Physical Therapy, P.A. ("PPT"), Carolina Orthopedic & Sports Medicine, P.A. ("COSM"), and Doctors Care of Tennessee, P.C. (the four together as the "P.A." and together with UCI, UCI-SC and UCI-LLC, the "Company"). Because of the corporate practice of medicine laws in the states in which the Company operates, the Company does not own medical practices but instead enters into exclusive long-term management and administrative services agreements with the P.A.s that operate the medical practices. UCI-SC, in its sole discretion, can effect a change in the nominee shareholder of each of the P.A.s at any time for a payment of $100 from the new nominee shareholder to the old nominee shareholder, with no limits placed on the identity of any new nominee shareholder and no adverse impact resulting to UCI-SC or the P.A. from such change. Because of the agreements between UCI-SC and the P.A.s, and the rights held by UCI-SC under those agreements, the financial statements of the P.A.s are consolidated with UCI, UCI-SC and UCI-LLC in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions are eliminated in consolidation, including management fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, goodwill and intangible assets, income taxes, contingencies, and revenue recognition. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the near term.

New Accounting Pronouncements

In October 2009, an update was issued to ASC 605, Revenue Recognition, to provide guidance requiring companies to allocate revenue in multi-element arrangements. Under this guidance, products or services (deliverables) must be accounted for separately rather than as a combined unit utilizing a selling price hierarchy to determine the selling price of a deliverable. The selling price is based on vendor-specific evidence, third-party evidence or estimated selling price. The amendments in the update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Company does not expect the new guidance to have any material impact on its financial statements.

Guidance related to subsequent events was amended in February 2010 to remove the requirement for an SEC filer to disclose the date through which subsequent events were evaluated. The amendments were effective upon issuance and had no significant impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were issued and no subsequent events occurred requiring additional accrual or disclosure.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. Such reclassifications had no material impact on the Company's financial position, results of operations or cash flows.

NOTE 2. INVENTORY

The Company's inventory consists of medical supplies and drugs and both are carried at the lower of average cost or market. The volume of supplies carried at a center varies very little from month to month; therefore, management performs only an annual physical inventory count and does not maintain a perpetual inventory system.

NOTE 3. INCOME TAXES

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets to amounts expected to be realized. Valuation allowances are provided against deferred tax assets when the Company determines it is more likely than not that the deferred tax asset will not be realized. The tax returns for the seven fiscal years ending September 30, 2009 are open for examination by the Internal Revenue Service and the open tax years by state authorities include returns for the fiscal years ending September 30, 2009, 2008, 2007, 2006, and 2005. During the three and nine month periods ended June 30, 2010, the Company recorded income tax expense of $1,107,324 and $1,714,637, respectively, as compared to the $308,824 and $1,173,797, for the three and nine month periods ended June 30, 2009, respectively.

The Company has analyzed the tax positions taken or expected to be taken in its federal, state and local tax filings and has concluded that it has no material liability related to uncertain tax positions.

NOTE 4. FINANCING ARRANGEMENTS

The Company maintains a line of credit of $1,000,000 with a commercial bank. At June 30, 2010 and September 30, 2009, there were no amounts outstanding under the line of credit. The line of credit bears interest at the commercial bank's prime rate, which was 3.25% at June 30, 2010. On June 21, 2010, the line of credit was modified to extend the maturity to May 5, 2012. Borrowings are collateralized by the Company's accounts receivable.

In 2008 the Company secured a mortgage loan commitment and agreement from a commercial bank in the amount of $3,200,000 for the purpose of acquiring and renovating its new corporate headquarters property. At June 30, 2010, $2,060,009 was outstanding under the mortgage loan agreement. Under the terms of the mortgage loan agreement the Company paid interest only at one-month LIBOR plus 2.5% until the modification date, at which time $2,100,000 of the amount outstanding converted to a permanent mortgage loan. The mortgage loan was modified on November 23, 2009. As explained below, approximately $1,100,000 of the $3,200,000 amount then outstanding was transferred to a term loan. Interest on the permanent mortgage loan will continue to be paid based on one-month LIBOR plus 2.5% and the Company will pay total monthly payments of $11,407. Any amount outstanding on March 5, 2015 will be due and payable on that date. The mortgage loan is secured by a lien on the Company's corporate headquarters.

As explained in the preceding paragraph, on November 23, 2009 the Company modified an existing term loan and mortgage loan. Under the modified terms, $1,100,000 of the amount outstanding under the mortgage loan was added to the outstanding balance of the term loan. After modification, the aggregate balance of the term loan was $1,785,000. The term loan agreement was further modified to extend the maturity date until October 2013. The Company will continue to pay monthly installments of $76,033 and the interest rate on the term loan will continue to be paid at the commercial bank's prime interest rate plus ½%. At June 30, 2010, $1,134,306 was outstanding under the term note agreement. The term loan is secured by substantially all the Company's assets.

On July 17, 2008, the Company purchased a Doctors Care building for a total purchase price of $815,000. This property was previously rented by the Company and occupied as a medical center. A portion of the purchase price was funded by a promissory note in the original principal amount of $695,000, and is collateralized by a lien on the property. At June 30, 2010, the outstanding balance on the mortgage loan was $636,635. The promissory note accrues interest at a rate of 5.95 percent per annum. Starting on August 16, 2008 and continuing for 59 months thereafter, principal and interest payments in the amount of $5,890 are payable. The entire unpaid balance of principal and interest will be due on July 16, 2013.

NOTE 5. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing income available to common shareholders by the weighted-average number of shares outstanding for each period. Diluted earnings per common share are calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options.

NOTE 6. COMMITMENTS, CONTINGENCIES AND INSURANCE SETTLEMENT

On December 10, 2008, the Company's Audit Committee of the Board of Directors (the "Audit Committee") commenced an internal investigation (the "Investigation") of certain accounting irregularities with respect to its internal controls and improper expense reimbursements to Jerry F. Wells, Jr., the Company's former Executive Vice-President of Finance, Chief Financial Officer, and Secretary. On December 17, 2008, the Board of Directors terminated the employment of Mr. Wells based upon the preliminary results of the Investigation. On February 27, 2009, Mr. Wells executed a Confession of Judgment (the "Judgment") in favor of the Company in the amount of Two Million Nine Hundred Sixty-Seven Thousand Three Hundred and Eighty-Two ($2,967,382) Dollars.

The Company has filed claims with two insurance carriers under fidelity bond and employee dishonesty insurance policies. In conjunction with such claims in July 2010, the Company received an insurance settlement in the amount of $2,732,840, which was recognized as income in the third quarter of fiscal 2010. The recovery reflects a reduction from the amount of the Judgment for the policy deductible and other adjustments related to amounts the Company has collected from Mr. Wells and expenses the Company incurred in conjunction with the collection efforts. In conjunction with the recovery, the Company assigned its claims against certain third parties to the insurance carrier that paid the recovery. The Company, however, retained its right to pursue certain claims against its former independent registered public accounting firm which are unrelated to the fraud losses recovered from the insurance carrier.

The Company is from time to time involved in other litigation incidental to the conduct of its business, none of which is expected to be material to its business, financial condition, or operations.

Advisory Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report on Form 10-Q that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this Form 10-Q that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although our management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, we can give no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include, among other things, (1) the difficulty in controlling our costs of providing healthcare and administering our network of centers; (2) the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payers and other payment sources; (3) the difficulty of attracting primary care physicians; (4) the increasing competition for patients among healthcare providers; (5) possible government regulations negatively impacting our existing organizational structure; (6) the possible negative effects of prospective healthcare reform; (7) the challenges and uncertainties in the implementation of our expansion and development strategy; (8) the dependence on key personnel; (9) adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions); (10) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a reduced demand for practice management services; (11) the demand for our products and services; (12) technological changes; (13) the ability to increase market share; (14) the adequacy of expense projections and estimates of impairment loss; (15) the impact of change in accounting policies by the Securities and Exchange Commission; (16) unanticipated regulatory or judicial proceedings; (17) the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; (18) other factors described in this Form 10-Q, the factors described in our 2009 10-K, including, but not limited to, those matters described under the caption "PART I – ITEM 1A. – RISK FACTORS," and in our other reports filed with the Securities and Exchange Commission; and (19) our success at managing the risks involved in the foregoing.

PART I
FINANCIAL INFORMATION

Item 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our condensed consolidated financial statements included in this Form 10-Q, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We consider critical accounting policies to be those that require more significant judgments and estimates in the preparation of our financial statements and include the following: (1) revenue recognition; (2) accounts receivable; (3) allowance for doubtful accounts; (4) consideration of impairment of intangible assets; and (5) valuation reserve on net deferred tax assets.

Revenue recognition -

We record revenues at the estimated net amount that we expect to receive from patients, employers, third party payers, and others at the time we perform the services. The amount of revenue we recognize pursuant to the services we provide is subject to significant judgments and estimates. We have stated billing rates which are billed as gross revenues when services are performed. The amounts we bill are then reduced by our estimate of amounts we do not expect to collect due to discounts ("Contractual Adjustments") that are taken by third party payers or otherwise given to patients who pay us directly. We estimate Contractual Adjustments based on historical adjustment experience.

Accounts receivable -

Accounts receivable represent the net receivables we expect to collect related to the services we provide. The amount we record as net accounts receivable is subject to significant judgments and estimates. As explained in the above caption, *"Revenue recognition,"* the amounts we bill and record as accounts receivable are reduced by our estimate of amounts we will not collect due to Contractual Adjustments that are taken by third party payers or otherwise given to patients who pay us directly. Additionally, as explained below in the caption, *"Allowance for doubtful accounts,"* our accounts receivable are also reduced by our estimate of losses which may result from the inability of some of our patients or other payers to make required payments.

Allowance for doubtful accounts -

We maintain our allowance for doubtful accounts for estimated losses, which may result from the inability of our patients to make required payments. Most of our allowance for doubtful accounts relate to amounts owed to us by patients or other payers who are or become responsible for the payments associated with services we provide. We base our allowance on the likelihood of recoverability of accounts receivable considering such factors as past experience and current collection trends. Factors taken into consideration in estimating the allowance include: amounts past due, in dispute, or a payer that we believe might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, we increase the allowance for doubtful accounts by recording additional bad debt expense.

Consideration of impairment of intangible assets -

We evaluate the recovery of the carrying amount of excess of cost over fair value of assets, primarily goodwill, acquired by determining if a permanent impairment has occurred. This evaluation is done annually as of September 30th of each year or more frequently if indicators of permanent impairment arise. Indicators of a permanent impairment include, among other things, a significant adverse change in legal factors or the business climate, an adverse action by a regulator, unanticipated competition, loss of key personnel or allocation of goodwill to a portion of the business that is to be sold or otherwise disposed. At such time as impairment is determined, the intangible assets are written off during that period.

Valuation reserve on net deferred tax assets -

We record a valuation allowance to reduce our deferred tax assets to the amount that management considers is more likely than not to be realized. Based upon our current financial position, results from operations, and our forecast of future earnings, we do not believe we currently need a valuation allowance.

Comparison of the Three and Nine Month Periods Ended June 30, 2010 to the Three and Nine Month Periods Ended June 30, 2009

Revenues and Operating Expenses

Our revenues are derived from the medical services we provide to our patients. Amounts we earn as revenues are paid by our patients or collected from third-party payers, including insurance carriers, employers or other third-parties. Our revenues are affected by a number of different factors, including increases or decreases in reimbursement rates from third-party payers, the mix of our patients between the nature of the payment source, competitive factors, the severity of seasonal illnesses, the general economic environment and most importantly, the new centers we open in the current and preceding year.

Operating expenses are those costs that we incur in the direct delivery of our services to patients and include the costs to operate and maintain our medical centers. Such costs include the salaries and benefits associated with our medical providers and other center employees, rent, depreciation, interest expense on our capital leases, medical supplies and other expenses incurred by our medical centers.

The following table sets forth our revenues, operating expenses and operating margin for the three and nine month periods ended June 30, 2010 and 2009.

	For the three month periods ended June 30,		For the nine month periods ended June 30,	
	2010	2009	2010	2009
Revenues	$21,041,896	$19,264,467	$65,025,434	$58,117,092
Operating Expenses	17,631,114	15,589,446	53,303,650	46,547,048
Operating Margin	$ 3,410,782	$ 3,675,021	$11,721,784	$11,570,044

Comparison of Revenues and Operating Expenses for the Three and Nine Month Periods Ended June 30, 2010 and 2009

We recognized revenues of $21,041,896 and $65,025,434 in the three and nine month periods ended June 30, 2010, respectively, compared to revenues of $19,264,467 and $58,117,092 in the same periods in 2009. The overall increase in our revenues between the three and nine month periods ended June 30, 2010 compared to the same periods in 2009 of $1,777,429 or 9.23%, and $6,908,342, or 11.89%, respectively, was the result of several factors. First, we opened four new Doctors Care centers during the third and fourth quarters of 2009 which contributed significantly to the increase in revenues for the three and nine month periods ended June 30, 2010. The centers we opened during the third and fourth quarters of 2009, contributed revenues of approximately

$1,365,000 and $4,526,000 in the three and nine month periods ended June 30, 2010, respectively, in excess of the revenues those centers contributed in the corresponding periods in 2009. Revenues related to centers that were opened prior to the third quarter of 2009 increased by approximately $407,000 and $2,377,000 during the three and nine month periods ended June 30, 2010 compared to the revenues those centers contributed in the corresponding period in 2009. Most of the revenue increase associated with those centers was realized in the first quarter of 2010. We believe the revenue increase was due to the severity of the H1N1 flu virus during the first quarter of 2010.

Our operating expenses were $17,631,114 and $53,303,650 in the three and nine month periods ended June 30, 2010, respectively, compared to operating expenses of $15,589,446 and $46,547,048 in the same periods in 2009. The increase of $2,041,668, or 13.10%, in the three month period ended June 30, 2010 compared to the same period in 2009 was primarily due to an increase in operating expenses of approximately $1,335,000 associated with the four new Doctors Care centers we opened in the third and fourth quarter of 2009. In addition, compensation expense associated with centers opened prior to the third quarter of 2009 increased by approximately $817,000. Operating expenses (excluding compensation expense) associated with centers opened prior to the third quarter of 2009 decreased by approximately $110,000 during the three months ended June 30, 2010 compared to the same period in 2009.

Our operating expenses increased by $6,756,602, or 14.52%, in the nine month period ended June 30, 2010 compared to the same period in 2009. Operating expenses associated with the four new Doctors Care centers we opened in the third and fourth quarters of 2009 contributed approximately $4,137,000 to the total increase in operating expenses. In addition, compensation expense associated with centers opened prior to the third quarter of 2009 increased by approximately $2,772,000 in the nine month period ended June 30, 2010 compared to the corresponding period in 2009. The increase in compensation expense related to the overall increase in patient encounters in the first quarter of 2010 which we believe was due to the severity of the H1N1 flu virus, and other seasonal factors in the second quarter of 2010. Operating expenses (excluding compensation expense) associated with centers opened prior to the third quarter of 2009 decreased by approximately $152,000 during the nine months ended June 30, 2010 compared to the same period in 2009.

General and Administrative Expenses (G&A)

G&A expenses consist of the costs and expenses to administer and support our medical centers. Such costs include salaries and benefits of corporate employees (administrative, maintenance and billing departments), postage and shipping, professional fees, advertising, banking fees and other costs incidental to operating our corporate office.

The following table sets forth our G&A expenses for the three and nine month periods ended June 30, 2010 and 2009.

	For the three month periods ended June 30,		For the nine month periods ended June 30,	
	2010	**2009**	**2010**	**2009**
General and administrative expenses	$3,181,937	$2,954,050	$9,919,997	$9,194,179

Comparison of G&A Expenses for the Three and Nine Month Periods Ended June 30, 2010 and 2009

Our G&A expenses were $3,181,937 and $9,919,997 in the three and nine month periods ended June 30, 2010 compared to $2,954,050 and $9,194,179 in the same periods in 2009. The overall increase in our G&A expenses between the three and nine month periods ended June 30, 2010 compared to the same periods in 2009 of $227,887, or 7.71%, and $725,818, or 7.89%, respectively, was the result of several factors. The overall increase was primarily due to the increase in compensation expense during the three and nine month periods ended June 30, 2010 of $203,528 and $498,885, respectively. The increases in compensation expense related to the addition of several corporate employees during the fourth quarter of 2009 and bonuses paid to non-executive employees during the nine month period ended June 30, 2010. In addition, G&A expenses generally increased during the three and nine month period ended June 30, 2010 due to the relocation of our corporate headquarters. As a result of the relocation of our corporate headquarters, maintenance and utilities increased $40,181 and $106,431, respectively, and depreciation expense increased $61,134 and $221,520, respectively.

The overall increase was offset by a decrease in professional fees of $81,082 and $253,720 in the three and nine month periods ended June 30, 2010, respectively, compared to the same periods in 2009. Misappropriation losses of $102,030 were also eliminated in fiscal year 2010. The decrease in professional fees and elimination of misappropriation losses were related to the termination and conclusion of the investigation of our former CFO, Jerry F. Wells, Jr.

Recovery of Misappropriation Loss

On December 10, 2008, our Audit Committee of the Board of Directors (the "Audit Committee") commenced an internal investigation (the "Investigation") of certain accounting irregularities with respect to our internal controls and improper expense reimbursements to Jerry F. Wells, Jr., the Company's former Executive Vice-President of Finance, Chief Financial Officer, and Secretary. As a result of the Investigation, on February 27, 2009, Mr. Wells executed a Confession of Judgment (the "Judgment") in our favor in the amount of $2,967,382.

In conjunction with our collection efforts pursuant to the Judgment, in the third quarter of 2009 we recovered 11,400 shares of our common stock which had been previously issued to Mr. Wells as compensation and other personal property, the aggregate value of which was $78,884. In addition, on February 20, 2009, our Board of Directors passed a resolution declaring a forfeiture of Mr. Wells' interest in our deferred compensation plan. On February 23, 2009, Mr. Wells signed a voluntary relinquishment of his interest in the deferred compensation plan. We do not deem the forfeiture of Mr. Wells' interest in the deferred compensation plan as a partial settlement of amounts he owes us under the Judgment. Rather, we deem such amount as being forfeited as of the date of the resolution of its Board of Directors because such credit in the deferred compensation plan had been credited to Mr. Wells under false pretenses. The amount of the liability associated with the deferred compensation plan at the time of forfeiture was $585,422. Such amount was recognized in the second quarter of 2009 and is included in our income in the nine month period ended June 30, 2009.

Further, we filed claims with two insurance carriers under fidelity bond and employee dishonesty insurance policies. In conjunction with such claims, we received an insurance settlement in the amount of $2,732,840 which was recognized in the third quarter of fiscal 2010. The recovery reflects a reduction from the amount of the Judgment for the policy deductible and other adjustments related to amounts we have collected from Mr. Wells and expenses we incurred in conjunction with our collection efforts. In conjunction with the recovery, we assigned our claims against certain third parties to the insurance carrier that paid the recovery. We, however, retained our right to pursue certain claims against our former independent registered public accounting firm which are unrelated to the fraud losses recovered from the insurance carrier.

Comparison of Income Tax Expense for the Three and Nine Month Periods Ended June 30, 2010 and 2009

Our income tax expense was $1,107,324 and $1,714,637 in the three and nine month periods ended June 30, 2010, respectively, compared to an income tax expense of $308,824 and $1,173,797 in the comparable periods in 2009. Our effective tax rates were 37.39% and 37.81%, respectively, in the three and nine month periods ended June 30, 2010 and 38.61% in the comparable periods in 2009. Our effective tax rates vary from the combined enacted federal and state tax rates due to the net effect of nondeductible expenses, offset by certain tax credits we recognize.

Liquidity and Capital Resources

Our primary liquidity and capital requirements are to fund working capital for current operations, including the expansion of our business through opening new centers, and servicing our long-term debt and lease obligations. Typically, the cash requirements associated with the opening of new centers have been limited to funding the purchase of furniture and medical equipment necessary to provide medical services and funding the operations of the new centers until such time as they generate positive cash flows. The primary sources to meet our liquidity and capital requirements are funds generated from operations, a $1,000,000 line of credit with a commercial bank and through term and mortgage loans.

The line of credit bears interest at the commercial bank's prime interest rate which was 3.25% at June 30, 2010 and is secured by our accounts receivable. At June 30, 2010 and September 30, 2009, we had no outstanding borrowings under the line of credit. During the three and nine month periods ended June 30, 2010, the maximum amount outstanding under the line of credit was $520,976 for both periods, the average amount outstanding approximated $63,000 and $51,000, respectively. The line of credit matures on May 5, 2012.

In 2008 we secured a mortgage loan commitment and agreement from a commercial bank in the amount of $3,200,000 for the purpose of acquiring and renovating our new corporate headquarters property. At June 30, 2010, $2,060,009 was outstanding under the mortgage loan agreement. Under the terms of the mortgage loan agreement we paid interest only at one-month LIBOR plus 2.5% until the modification date, at which time $2,100,000 of the amount outstanding converted to a permanent mortgage loan. The mortgage loan was modified on November 23, 2009. As explained below, approximately $1,100,000 of the $3,200,000 amount then outstanding was transferred to a term loan. Interest on the permanent mortgage loan will continue to be paid based on one-month LIBOR plus 2.5% and we will pay total monthly payments of $11,407. Any amount outstanding on March 5, 2015 will be due and payable on that date. The mortgage loan is secured by a lien on our corporate headquarters.

As explained in the preceding paragraph, on November 23, 2009 we modified an existing term loan and mortgage loan. Under the modified terms, $1,100,000 of the amount outstanding under the mortgage loan was added to the outstanding balance of the term loan. After modification, the aggregate balance of the term loan was $1,785,000. The term loan agreement was further modified to extend the maturity date until October 2013. We will continue to pay monthly installments of $76,033 and the interest rate on the term loan will continue to be paid at the commercial bank's prime interest rate plus ½%. At June 30, 2010, $1,134,306 was outstanding under the term loan agreement.

Additionally, in the fiscal year ending September 30, 2008 we acquired a center in Surfside Beach, SC for $815,000. We financed the acquisition of the center with a mortgage loan in the amount of $695,000, of which approximately $636,635 was outstanding at June 30, 2010.

Long-term debt decreased from $4,545,278 at September 30, 2009 to $3,830,950 at June 30, 2010, due to regular principal pay-downs. Our management believes that for the next 12 months and the foreseeable future thereafter it will be able to continue to fund debt service requirements out of cash generated through operations.

Cash provided by operating activities for the nine month period ended June 30, 2010 was $4,826,348 compared to $5,815,175 for the comparable period in 2009. In the nine month periods ended June 30, 2010 and 2009, cash provided by operations was increased by non-cash charges to net income, the primary components of which were the provision for losses on accounts receivable, depreciation and amortization and the provision for deferred taxes. In aggregate, such non-cash charges increased cash provided by operating activities by $4,043,428 and $5,105,131 in the nine month periods ended June 30, 2010 and 2009, respectively. Cash provided by operating activities was positively impacted by an increase in accrued deferred compensation of $297,718, a decrease in income taxes receivable of $411,948, and an increase in income taxes payable of $1,681,064 in the nine month period ended June 30, 2010. In addition, cash provided by operating activities was reduced by increases in accounts receivable, prepaid expenses and other current assets, and insurance settlement receivable and a reduction in accounts payable and other accrued liabilities. In aggregate these items reduced cash provided by operations by $4,463,940. In the nine month period ended June 30, 2009, cash provided by operating activities was positively impacted by an increase in accounts payable and accrued expenses of $362,643. In addition, in the nine month period ended June 30, 2009, cash provided by operating activities was reduced by increases in accounts receivable, inventory, income taxes receivable, prepaid expenses and other current assets and a reduction in our deferred compensation liability. In aggregate these items reduced cash provided by operations by $1,795,738.

Cash used in investing activities for the nine month period ended June 30, 2010 was $2,773,300 compared to $4,726,865 for the comparable period in 2009. In the nine month period ended June 30, 2010, the primary use of cash in investing activities related to the purchase of furniture and medical equipment and improvements to several of our existing centers. In addition, in June 2010 we acquired a building in which we will locate a Doctors Care center. In accordance with the purchase, we expended approximately $350,000. In the nine month period ended June 30, 2009, the primary use of cash in investing activities related to the renovation of our new corporate office and the purchase of furniture and medical equipment to outfit new centers and improvements to several of our existing centers.

Cash used in financing activities for the nine month period ended June 30, 2010 was $963,785. In the nine month period ended June 30, 2010 we paid $714,328 and $249,457 in payments related to other long-term debt and capital lease obligations, respectively. Cash provided by financing activities for the nine month period ended June 30, 2009 was $737,030. In the nine month period ended June 30, 2009 proceeds from borrowings, related to draws on the mortgage loan associated with the renovation of our corporate headquarters building, were $1,750,070. During that period we paid $731,725 and $281,315 in payments related to other long-term debt and capital lease obligations, respectively.

At June 30, 2010, we had cash of $3,844,419 compared to $2,755,156 at September 30, 2009, an increase of $1,089,263. Our working capital was $4,677,372 at June 30, 2010 compared to $3,220,224 at September 30, 2009.

Item 3. Quantitative And Qualitative Disclosures About Market Risk

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which includes credit facilities with financial institutions used to maintain liquidity and fund our business operations, as well as notes payable to various third parties in connection with certain acquisitions of property and equipment. The nature and amount of our debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of our interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. We do not currently use derivative instruments to adjust our interest rate risk profile.

Approximately $637,000 of our debt at June 30, 2010 was subject to fixed interest rates. Approximately $3,194,000 of our debt at June 30, 2010 was subject to variable interest rates. Based on the outstanding amounts of variable rate debt at June 30, 2010, our interest expense on an annualized basis would increase approximately $32,000 for each increase of one percent in the prime rate.

We also have exposure to increases in the consumer price index associated with certain operating and capital leases we have entered, all of which relate to our leased real estate. We have $3,792,320 in aggregate annual lease payments that are subject to increases based on future changes in the consumer price index. Such lease payments include lease agreements in place at June 30, 2010 and lease agreements entered subsequent to that date. Typically, the lease agreements stipulate that the lease payments will increase every three years based on the aggregate increase in the consumer price index over the preceding three years. Of the aggregate annual lease payments subject to change based on the consumer price index, annual payments subject to change in 2010, 2011 and 2012 are $604,560, $2,240,901 and $946,769, respectively.

We do not utilize financial instruments for trading or other speculative purposes, nor do we utilize leveraged financial instruments.

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives, and we necessarily are required to apply our judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

Our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2010 and concluded that the disclosure controls and procedures were effective.

There have been no significant changes in our internal controls over financial reporting that occurred during the third quarter of fiscal 2010 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

PART II

OTHER INFORMATION

Item 1 Legal Proceedings

We are a party to certain litigation that we consider routine and incidental to our business. Management does not expect the results of any of these actions to have a material effect on our business, results of operations or financial condition.

Item 1A Risk Factors

Information regarding risk factors appears in Part I - Item 1A - Risk Factors of our report on Form 10-K for the fiscal year ended September 30, 2009. There have been no material changes from the risk factors previously disclosed in our report on Form 10-K.

Item 2 Unregistered Sales of Equity Securities and Use of Proceeds

This item is not applicable.

Item 3 Defaults upon Senior Securities

This item is not applicable.

Item 4 [Reserved]

Item 5 Other Information

This item is not applicable.

Item 6 Exhibits

31.1 Rule 13a-14(a)/15d-14(a) Certification of D. Michael Stout, M.D.

31.2 Rule 13a-14(a)/15d-14(a) Certification of Joseph A. Boyle, CPA

32 Section 1350 Certification

99 Press Release dated August 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UCI Medical Affiliates, Inc.
(Registrant)

/s/ D. Michael Stout, M.D.

D. Michael Stout, M.D.
President and Chief Executive Officer

/s/ Joseph A. Boyle, CPA

Joseph A. Boyle, CPA
Executive Vice President,
Chief Financial Officer and
Principal Accounting Officer

Date: August 16, 2010

EXHIBIT 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, D. Michael Stout, M.D., certify that:

1. I have reviewed this report on Form 10-Q of UCI Medical Affiliates, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 16, 2010

/s/ D. MICHAEL STOUT, M.D.

D. Michael Stout, M.D.
President & Chief Executive Officer

EXHIBIT 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Joseph A. Boyle, certify that:

1. I have reviewed this report on Form 10-Q of UCI Medical Affiliates, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 16, 2010

/s/ JOSEPH A. BOYLE, CPA

Joseph A. Boyle, CPA
Executive Vice President and
Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of UCI Medical Affiliates, Inc. ("UCI"), that, to his knowledge, the Quarterly Report of UCI on Form 10-Q for the period ended June 30, 2010, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of UCI. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 10-Q. A signed original of this statement has been provided to UCI and will be retained by UCI and furnished to the Securities and Exchange Commission or its staff upon request.

August 16, 2010

/s/ D. Michael Stout, M.D.

D. Michael Stout, M.D.
President and Chief Executive Officer

/s/ Joseph A. Boyle, CPA

Joseph A. Boyle, CPA
Executive Vice President and
Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE HEADQUARTERS

UCI Medical Affiliates, Inc.
1818 Henderson Street
Columbia, SC 29201
Tel: 803.782.4278

INVESTOR RELATIONS

Joseph A. Boyle, CPA
Executive Vice President and
Chief Financial Officer
UCI Medical Affiliates, Inc.
1818 Henderson Street
Columbia, SC 29201
www.UCImedinc.com

ANNUAL MEETING

The annual meeting of stockholders will be held at The Columbia Metropolitan Convention Center, 1101 Lincoln Street, Columbia, South Carolina, on Thursday, December 16, 2010, beginning at 11:00 a.m. eastern time.

TRANSFER AGENT AND REGISTRAR

Address stockholder inquiries to:

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
Tel: 800.937.5449

STOCK LISTING

Trading in UCI's common stock is currently conducted in the Pink Sheets Electronic Over-The-Counter Market under the ticker symbol UCIA.

INDEPENDENT AUDITORS

Elliott Davis, LLC
1901 Main Street, Suite 1650
Columbia, SC 29201
Tel: 803.256.0002

CORPORATE DIRECTORY

Board of Directors

Charles M. Potok (Chairman) [1+]
President
Companion Property and Casualty Insurance Company
A South Carolina commercial insurance company

Harold H. Adams, Jr. [2+ 3]
Chairman and Owner
Gallagher Charitable International Insurance Services
An insurance broker for international charitable organizations

Joseph A. Boyle, CPA
Executive Vice President and Chief Financial Officer
UCI Medical Affiliates, Inc.

Ann T. Burnett
Vice President – Health Network Services
BlueChoice HealthPlan of South Carolina, Inc.
A Health Maintenance Organization (HMO)

Jean E. Duke, CPA [2 3+]
Financial Consultant
A financial and insurance organization specialist

Thomas G. Faulds [2 3]
Retired, former President and Chief Operating Officer
Blue Cross Blue Shield Division of
Blue Cross and Blue Shield of South Carolina
A South Carolina mutual insurance company

John M. Little, Jr., M.D., MBA [1]
Vice President – Healthcare Services and
Chief Medical Officer
Blue Cross and Blue Shield of South Carolina
A South Carolina mutual insurance company

Timothy L. Vaughn, CPA [1]
Vice President and Chief Financial Officer
BlueChoice HealthPlan of South Carolina, Inc.
A Health Maintenance Organization (HMO)

Corporate Officers

D. Michael Stout, M.D.
President and Chief Executive Officer
UCI Medical Affiliates, Inc.

Joseph A. Boyle, CPA
Executive Vice President and Chief Financial Officer
UCI Medical Affiliates, Inc.

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1 *Member of the Compensation Committee*
2 *Member of the Nominating Committee*
3 *Member of the Audit Committee*
\+ *Committee Chairman*

UCI MEDICAL AFFILIATES, INC.
1818 Henderson Street
Columbia, South Carolina 29201